As filed on June 27, 2008

File No. 333-149160

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLD RIBBON BIO ENERGY HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	2860	26-1538664
State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification No.

101 E. Industrial Drive, Sedgwick, Kansas 67135

(316) 772-9055

(Address including zip code, and telephone number, including area code of registrant’s principal executive offices)

Timothy R. Schwab

101 E. Industrial Drive, Sedgwick, Kansas 67135

(316) 772-9055

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:

Lynn H. Wangerin

Stoll Keenon Ogden PLLC

2000 PNC Plaza, 500 West Jefferson Street, Louisville, Kentucky 40202

(502) 333-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company.

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares (1)	4,332,960	$0.14	$606,614	$23.84
Common Shares (2)	12,000,000	$5.00	$60,000,000	$2,358.00
Common Stock Purchase Warrants	3,986,000	$(3)	$(3)	$(3)
Total Fee				$2,381.84

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. This is a bona fide estimate of the maximum offering price based upon the last private sale of the Registrant’s securities. These securities include 750,000 shares which were issued and sold to Monogenesis Corporation at a price of $0.01 per share in contemplation of the dividend of 597,200 of such shares by Monogenesis Corporation. The shares will be distributed to holders of shares of Monogenesis Corporation as a dividend at a rate of 200 shares of Gold Ribbon Bio Energy Holdings Inc. (“Gold Ribbon Holdings”) for each share of Monogenesis Corporation held. The remaining shares are to be offered for sale at market price from time to time by selling shareholders who are former shareholders of Gold Ribbon Bio Energy Co. (formerly U.S. Bio Energy, Inc.) and by Monogenesis Corporation.
(2)	These are the maximum number of Common Shares which will be issued in the event Common Stock Purchase Warrants are exercised. The maximum offering price is based upon the exercise price of the warrants.
(3)	Of the warrants listed, 2,986,000 warrants were issued and sold to Monogenesis Corporation at a price of $0.001 each and will be distributed as a dividend to holders of shares of Monogenesis Corporation at a rate of 1,000 warrants for each share in Monogenesis Corporation held. The remaining 1,000,000 warrants were issued to Spartan Securities Group, Ltd. for services provided. The warrants are registered in the same registration statement as the Common Shares underlying the warrants and, therefore, there is no separate registration fee. Only up to 60,000 warrants may be exercised.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

GOLD RIBBON BIO ENERGY HOLDINGS INC.

101 E. Industrial Drive

Sedgwick, Kansas 67135

(316) 772-9055

16,332,960 Common Shares

3,986,000 Common Stock Purchase Warrants

Gold Ribbon Bio Energy Holdings Inc. is registering 750,000 Common Shares and 2,986,000 Common Stock Purchase Warrants issued to Monogenesis Corporation of which 597,200 Common Shares and all of the warrants will be distributed as a dividend by Monogenesis Corporation to its shareholders, 200 Common Shares and 1,000 warrants for each share of stock of Monogenesis held as of the date of this prospectus. Monogenesis is a closed-end investment company and a statutory underwriter. The Walker Group, Inc., which is controlled by P. Bradley Walker, an officer of Monogenesis, Joseph Walker, who controls two shareholders Joseph Walker & Sons, Inc. and Walker Land Company, and an individual, Aldophus Dubose, are the only beneficial holders of 5% or more of Monogenesis stock. P. Bradley Walker, The Walker Group, Inc., Joseph Walker and Aldophus Dubose are deemed to be underwriters.

Gold Ribbon will not receive any proceeds from the dividend distribution, but will receive $10,486 from Monogenesis, $0.01 for each Common Share and $0.001 for each warrant, to purchase the shares and warrants. Monogenesis will retain 152,800 of the Common Shares and the remainder will be distributed as a dividend to its shareholders. Monogenesis expects to sell the 152,800 shares it retains from time to time. The difference between the price paid by Monogenesis for the securities and the value of the 152,800 Common Shares retained by Monogenesis, $19,864 constitutes its compensation for effecting the dividend. No market currently exists for the shares or warrants.

Each warrant entitles the holder to purchase 200 Common Shares at a price of $5.00 per share. Until Gold Ribbon has received at least $20,000,000 from the exercise of the warrants, it will place 90% of all funds received from exercise of the warrants in escrow with an independent third party. If by                         , 2008 it has not received at least $20,000,000 from exercise of the warrants, it will return 90% of the exercise price. The 10% will be kept and used to cover expenses. Only up to 60,000 warrants may be exercised and no warrants may be exercised after                         , 2008. Warrants will be accepted in the order received as further described elsewhere. Gold Ribbon is registering the 12,000,000 Common Shares which may be issued upon exercise of the warrants. Gold Ribbon will only receive funds for warrants which are exercised. It is uncertain whether or not any warrants will be exercised.

Gold Ribbon is also registering 3,735,760 Common Shares on behalf of shareholders and Monogenesis (shares which are not dividend distributed) and 1,000,000 warrants (held by other than Monogenesis) for sale from time to time. Of these Common Shares, 152,800 are shares that Monogenesis will retain as compensation and expects to sell from time to time. Until the shares are quoted on the OTC Bulletin Board, the selling shareholders will offer these shares under this prospectus at the price of $0.14 per share. Gold Ribbon will not receive any proceeds from the sale of shares by selling shareholders.

Gold Ribbon is and will continue to be controlled by two shareholders, Timothy R. Schwab and Richard L. Hageman. Together they own 69% of the issued and outstanding Class B Common Shares and elect 75% of the directors and 63% of the Common Shares.

Investing in the Common Shares or warrants involves risks which are described in the “Risk Factors” section beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                         , 2008.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery. In this prospectus, “Gold Ribbon Holdings” refers to Gold Ribbon Bio Energy Holdings Inc., a Delaware corporation, the “Operating Company” refers to Gold Ribbon Bio Energy Co., a Kansas corporation and wholly-owned subsidiary of Gold Ribbon Holdings. “Gold Ribbon,” the “Company,” “we,” “us,” and “our” refer to both Gold Ribbon Holdings and the Operating Company.

PROSPECTUS SUMMARY

This is a summary of information contained elsewhere in the prospectus and may not contain all of the information that is important to you. Before making any investment decision, you should read the entire prospectus including the risk factors section and the financial statements and related notes.

Plan of Distribution

On the date of this prospectus, Monogenesis Corporation will purchase 750,000 Common Shares and 2,986,000 warrants to purchase Common Shares from Gold Ribbon.

Monogenesis is a closed-end investment company which will dividend 597,200 of the Common Shares and all of the warrants to its shareholders of record as of the date of this prospectus. The Walker Group, Inc., which is controlled by P. Bradley Walker (an officer of Monogenesis), Joseph Walker, who controls two shareholders, Joseph Walker & Sons and Walker Land Company, and an individual, Aldophus Dubose, are the only beneficial holders of 5% or more of Monogenesis stock. In addition to Monogenesis, P. Bradley Walker, The Walker Group, Inc., Joseph Walker and Aldophus Dubose are deemed to be underwriters. The total number of shares underlying the warrants which may be issued (12,000,000) are also being registered.

The transaction is intended to create a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering. There will be no immediate trading market and there is no assurance a trading market will ever develop.

Gold Ribbon Holdings is also registering 3,735,760 Common Shares and 1,000,000 warrants held by its shareholders for resale from time to time. The 1,000,000 warrants have the same terms as the warrants which are being dividended by Monogenesis and are also subject to the limits on exercise, i.e. only 60,000 warrants in total may be exercised. Until the shares are listed on the OTC Bulletin Board, the selling shareholders will offer these shares under this prospectus at a price of $0.14 per share. These shares include the 152,800 Common Shares purchased by Monogenesis but not part of the dividend to its shareholders. The difference between the price paid by Monogenesis for the securities and the value of the 152,800 Common Shares received by Monogenesis, $19,864, constitutes its compensation for effecting the distribution.

Common Shares to be dividend distributed by Monogenesis	597,200 (200 for each share of Monogenesis held)

Warrants to be dividend distributed by Monogenesis	2,986,000 (1,000 for each share of Monogenesis held)

Warrant exercise price	$5.00 per share (until the earlier of the date that 60,000 warrants are exercised or , 2008)

Selling shareholder Common Shares	3,735,760 Common Shares

Selling shareholder Warrants	1,000,000

The Company

Gold Ribbon is a development stage company with no operating history or revenues. Its principal address and location is 101 E. Industrial Drive, Sedgwick, Kansas 67135. Its telephone number is (641) 784-3510.

While we have not begun design or construction of the planned 40 million gallon per year biodiesel production facility, we have identified and obtained an option to purchase a 60 acre site northwest of the town of Hesston, Kansas. In January 2007, Ascendant Partners, Inc., of Greenwood Village, Colorado, completed a feasibility study for the completion and operation of the planned biodiesel production facility.

Gold Ribbon Bio Energy Holdings Inc. was formed on August 29, 2007 in Delaware as the holding company of Gold Ribbon Bio Energy Co. (formerly U.S. Bio Energy, Inc.), a Kansas corporation that was formed on September 12, 2005. The holding company received all of the shares of the Operating Company in exchange for shares of holding company stock effective October 10, 2007. It was formed to be the public company and was formed as a Delaware corporation to take advantage of the body of law developed for Delaware corporations.

In addition, in the event management determines to acquire additional companies in the future, management believes that the holding company/subsidiary structure provides the best structure for an acquisition. This structure can provide a mechanism that will limit liabilities of an acquired business to the acquiring subsidiary thereby protecting the assets of other subsidiaries. Management has not identified any potential acquisitions and is not currently searching for any acquisition opportunities.

The Project

If we are able to capitalize the project as described in our financing plan below, we will use the offering proceeds to build and operate a 40 million gallon per year biodiesel plant that we anticipate will be located on the optioned property near Hesston, Kansas. We expect the biodiesel plant to annually process approximately 40 million gallons of soybean oil and animal fats and grease to produce approximately 40 million gallons of fuel-grade biodiesel. Biodiesel is frequently used as fuel by transport trucks, marinas, railroad operators and many government vehicles. According to the Department of Energy, the United States consumes approximately 60 billion gallons of diesel fuel annually, but biodiesel currently occupies less than 1% of this market. However, biodiesel production capacity is rapidly growing.

We also expect the biodiesel plant to annually produce approximately 3.8 million gallons of crude glycerin, which is a principal co-product of the biodiesel production process. Glycerin has many applications as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs and food products.

We estimate that it will take 12 months from the time of our full capitalization to complete the construction of the plant and begin operations. Consequently, operations would not commence any earlier than at least one year from the receipt of sufficient funds from the exercise of the warrants.

We have entered into an Option to Purchase Agreement with the owners of an approximately 60 acre tract of vacant land located on North Emma Creek Road outside of Hesston, Harvey County, Kansas. This option allows for the purchase of all 60 acres at any time prior to September 29, 2008, for a purchase price of $6,000 per acre. This site is part of an existing industrial park in Hesston, which park already has available necessary utilities. We believe this site provides us with proximity to sources of raw materials necessary for the bio-diesel production process and is well situated along an operating rail line and near a major interstate highway.

We have been having discussions with Smiling Earth Energy of Bakersfield, California to provide us the engineering, technology and construction services for the proposed facility. If we are able to come to mutual agreement with Smiling Earth Energy on the terms of construction of the facility, we anticipate they would provide a turnkey plant. We have not yet entered into any binding contracts for design, technology or construction of the facility.

Financing Plan

We have no source of revenues. To date, our only source of funds has been capital raised from the sale of stock in the Operating Company prior to formation of Gold Ribbon.

Our founders and officers, Timothy R. Schwab and Richard L. Hageman, capitalized the Operating Company at the time of its formation with $63,923 for which they received shares in the Operating Company. These funds were used for formation related expenses and initial investigation into a potential business plan. Additionally, in October 2006, the Operating Company received proceeds of approximately $285,000 in a private placement of its common stock in a seed capital round of financing. The purpose of the private placement was to obtain necessary capital to cover the expenses of forming Gold Ribbon, registering the Common Shares and warrants and participating in the distribution contemplated by this prospectus.

We anticipate the total capital needed to acquire the necessary land and equipment, complete construction of the proposed facility and commencement working capital to be approximately $53,250,000. If the maximum of $60,000,000 is raised through the exercise of the warrants, we will have additional working capital. The plan is to raise a minimum of $20,000,000 from the exercise of the warrants being distributed hereunder. If less than 20,000 of the warrants issued are exercised and less than $20,000,000 is received, 90% of the warrant exercise price will be returned to investors. We will then need to seek alternative means of finding additional equity investors or other means of financing which efforts may or may not be successful.

If the minimum number of warrants, but less than 53,250 are exercised, we will need to obtain debt financing of up to approximately $33,250,000 in order to fully capitalize the project. We have no contracts or commitments with any bank, lender or financial institution for this debt financing. There are no assurances that we will be able to obtain the necessary debt financing or other financing to capitalize the project.

SELECTED FINANCIAL DATA

We are a development-stage company with no operating history and no revenues. The following table summarizes important financial information derived from our 2007 and 2006 audited financial statements and our March 31, 2008 condensed and unaudited financial statements. You should read this table in conjunction with the financial statements and the notes included in this prospectus beginning at page F-1.

Statement of Operations Data

	Three Months Ended March 31, 2008 (unaudited)	Year Ended December 31, 2007	September 12, 2005 (Inception) to March 31, 2008 (unaudited)
Revenues	$—	$—	$—

Operating expenses:
Start-up expenses	—	7,493	7,493
Organizational expenses	1,818	35,413	70,753
Professional and consulting fees	35,369	67,678	138,832
General and administrative expenses	244	1,522	2,770

Total operating expenses	37,431	112,106	219.848

Operating Loss	(37,431)	(112,106)	(219.848)
Other Income
Interest income	—	—	20

Total other income, net	—	—	20

Net Loss	$(37,431)	$(112,106)	$(219.828)

Net Loss Per Share (basic and diluted):
Common stock	$(0.00)	$(0.02)	$(0.04)

Class B common stock	$(0.00)	$(0.02)	$(0.04)

Balance Sheet Data:

	March 31, 2008	December 31, 2007
	(unaudited)
Total assets	$199,681	$185,469
Current liabilities	$84,710	$33,067
Accumulated deficit in the development stage	$(219,828)	$(182,397)
Total stockholders’ equity	$114,971	$152,402

IMPORTANT NOTICES TO INVESTORS

This prospectus does not constitute an offer to sell or the solicitation of an offer to purchase any securities in any jurisdiction in which, or to any person to whom, it would be unlawful to do so.

Investing in Common Shares or warrants of Gold Ribbon involves significant risk. Please see “RISK FACTORS” beginning on page 6 to read about important risks to consider before purchasing Common Shares or warrants. These risks include, but are not limited to, the following:

•	Gold Ribbon is a development-stage company and has not yet generated any revenue and does not expect to generate revenue until completion of the proposed facility and commencement of operations.

•	The financing plan is dependent on the exercise of warrants which is in the discretion of warrant holders and Gold Ribbon has no commitment for debt financing.

•

Projected and future plant operations are subject to construction risks, fluctuations in the prices of raw materials, utilities and diesel, which are affected by various factors including weather, production levels, supply, demand, changes in technology, and government support and regulations.

•

Gold Ribbon is very dependent on a third-party provider for the construction, design and technology for the plant and the failure to retain such a provider on feasible terms may cause delay in construction or operation of the proposed biodiesel facility or abandonment of the project.

•	No public market exists for the Common Shares or Common Stock Purchase Warrants and one may not develop.

•	The voting rights of holders of Common Shares are limited because 75% of the board of directors of Gold Ribbon will be elected by the holders of Class B Common Shares.

No representations or warranties of any kind are intended or should be inferred with respect to economic returns or tax benefits of any kind that may accrue to the investors of the securities. These securities have not been registered under the securities laws of any state and may be offered and sold in other states only in reliance on exemptions from the registration requirements of the laws of a state.

During the course of the distribution of the shares and warrants, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain information from, representatives of the Company concerning the terms and conditions of this distribution, us, the business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense. Those having questions should contact our President, Tim Schwab, at 101 E. Industrial Drive, Sedgwick, Kansas 67135; telephone number: (316) 772-9055.

RISK FACTORS

This prospectus contains forward-looking statements that address, among other things, general business strategy and expected trends, acquisition and growth strategy, use of proceeds, effects of interest rate and legislative changes, and possible future actions. The statements may be found specifically in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in this prospectus generally. Actual results could differ materially from those anticipated in forward-looking statements for various reasons, including risks discussed in the “Risk Factors” section and elsewhere in this prospectus.

The securities described in this prospectus involve a high degree of risk. Prior to purchasing shares or warrants, you should consider the possible risks of the business described below.

Risks Related to Financing Plan

The equity portion of our financing plan is contingent upon the exercise of the warrants. There is no assurance that the holders of the warrants will exercise their warrants. Unless at least 20,000 warrants are exercised during the seven months following issuance of the warrants, we will return 90% of the funds received. Unless all of 60,000 warrants are exercised, we will not have sufficient capital to finance the construction of the facility and commence operations without obtaining debt financing which may not be available. In such event, unless we find other sources of replacement equity capital, we will be forced to abandon the project and our company will fail. Even if there are not a sufficient number of warrants exercised that we believe we can proceed with the project, only 90% of the funds from any warrants exercised will be returned to investors.

Even if we obtain the minimum amount of equity, we may not obtain the debt financing necessary to construct and operate the proposed biodiesel plant, which would result in the failure of the project. In order to proceed, at least 20,000 warrants must be exercised. If the 20,000 warrants are exercised, we will receive $20,000,000 in equity and then would have to obtain approximately $33,250,000 in debt financing. We do not have contracts or commitments with any financial institution or lender for debt financing. If debt financing on acceptable terms is not available for any reason, we will be forced to search for other alternative forms of financing. While we search for alternative financing, we may continue to hold your investment. Your investment will be unavailable to you while we search for alternative financing. It is possible that your investment will decline in value while we search for the financing necessary to complete our project or that we may never find alternative financing. If we never find debt or alternative financing on acceptable terms, we would be forced to abandon our business plan and our company might fail.

The amount of debt financing needed is unknown. We expect to require at least $53,250,000 in total capital to complete construction and begin operations and if at least 53,250 warrants are not exercised, long-term debt from one or more financial institutions or other lenders will be required needed in order to construct the facility and commence operations. If the minimum number of warrants are exercised, debt financing of up to $33,250,000 would be required. Because the amount of equity is not yet known, the exact amount and nature of total debt is also unknown. Consequently, we cannot accurately project our debt service cost at this time.

Future loan agreements with lenders may hinder our ability to operate the business by imposing restrictive loan covenants, which could delay or prohibit payment of dividends to shareholders. The amount of debt we incur to implement our business plan will result in substantial interest obligations and installment payments of principal. Further, the amount of debt and restrictive covenants which the lender would impose could hinder the Company’s ability to operate, including the ability to:

•	Pay dividends;

•	Incur additional indebtedness;

•	Make capital expenditures in excess of prescribed thresholds;

•	Make certain types of investments;

•	Pledge assets;

•	Use the proceeds of asset sales;

•	Merge or consolidate; or

•	Sell or lease assets.

In the event that we are unable to pay debt service obligations or violate the restrictions imposed by loan documents, creditors could force the Company, among other things, to (1) reduce or eliminate dividends or (2) reduce or eliminate needed capital expenditures. It is possible that we could be forced to sell assets, seek to obtain additional equity capital or refinance or restructure all or a portion of debt. In the event that we would be unable to refinance indebtedness or raise funds through sales of equity or otherwise, our ability to operate the facility would be greatly affected and the Company might fail.

There is no restriction on use of the proceeds from the exercise of the warrants. While we intend to proceed with the business plan as outlined in this prospectus, there is no contractual restriction on our ability to use the proceeds from the exercise of the warrants for other legitimate purposes we may have.

We may need to increase cost estimates for construction of the biodiesel facility, and such increases could result in devaluation of the stock if the facility’s construction requires additional capital. We expect to execute a definitive construction agreement with Smiling Earth Energy which will set forth in detail the design and construction services to be provided by Smiling Earth Energy and the related costs. Our current financing plan is based on cost estimates provided orally by Smiling Earth Energy in our current discussions of approximately $46,000,000. However, these discussions are not binding and do not establish a binding fixed contract price for construction of the facility. It is possible that, before we enter a binding agreement, the cost of construction could increase significantly preventing us from completing the project. Further, even after a fixed contract price agreement is executed, there may be design changes or cost overruns associated with the construction of the facility. Any significant increase in the estimated construction cost of the facility could delay our ability to generate revenues and reduce the value of any investment in Gold Ribbon because revenue may not be sufficient to support the increased cost and expense attributable to increased construction costs.

If we spend proceeds from the exercise of warrants and begin construction of the facility before we have obtained a signed binding loan agreements or received loan proceeds, we may be unable to close the loan and you may lose all of your investment. If the minimum number of warrants are exercised to fund $20,000,000 of the equity portion of our financing plan, we may decide to begin spending the equity proceeds to begin construction of the facility or for other project-related expenses. If, after we begin spending equity proceeds, we are unable to close the loan, we may have to seek another debt financing source or abandon the project. If that happens, you could lose some or all of your investment.

Risks Related to Status as a Development-Stage Company

Key operations personnel may be difficult to locate and hire. We anticipate that we will hire a manager for the facility with experience in the biodiesel industry and in operating a production plant similar to the proposed facility. However, there is no assurance that we will be successful in attracting or retaining such an individual because of the competitive market as new plants are constructed and there are a limited number of individuals with expertise in the area. In addition, we may have difficulty in attracting other competent personnel to relocate to Hesston, Kansas if such personnel are not available locally. Our failure to attract and retain such individuals could limit or eliminate any profit that we might make and could result in our failure. If we fail, you would lose all or a substantial part of your investment.

Our initial directors and officers have no experience in the biodiesel industry or in managing a publicly traded company. We are presently, and will likely continue to be for some time, dependent upon our initial directors and officers. These individuals have no experience in raising capital from the public, in organizing and building a biodiesel plant, or in governing and operating a public company. Our directors and officers have no expertise in the biodiesel industry. In addition, our directors and officers are presently engaged in businesses and other activities that impose substantial demands on their time and attention. The directors and officers have allocated such time to the Company as is necessary to prepare this registration statement and to attend to other organizational matters.

If we fail to finalize critical agreements, such as a design and construction agreement with Smiling Earth Energy or an agreement market production of the facility, or the final agreements are unfavorable compared to what we currently anticipate, our project may fail or be harmed in ways that significantly reduce the value of your investment. You should be aware that this prospectus refers to documents and agreements that are not yet final or executed and to plans that have not been implemented, such as a final construction contract with Smiling Earth Energy or a contract to market our products. In some instances, such documents and agreements are not even in draft form or the parties have not agreed to material terms. The definitive versions of those agreements, documents, plans and proposals may contain terms or conditions that vary significantly from the terms and conditions described. The agreements, documents, plans and proposals not in final form may not materialize or, if they do materialize, may not prove to be profitable.

Our lack of business diversification could result in the devaluation of our stock if our revenues from our primary products decrease. We anticipate our lines of business to solely consist of the production and sale of biodiesel and glycerin. We do not expect to have any other sources of revenue. This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues by the production and sale of biodiesel and glycerin.

We have a history of losses and may not ever operate profitably. For the period of the Operating Company’s inception, September 12, 2005, through March 31, 2008, it incurred an accumulated net loss of $219,828. We will continue to incur significant losses until we successfully complete construction of the facility and commence operations. There is no assurance that we will be successful in our efforts to construct and operate the facility. Even if we successfully meet all of these objectives and commence operations at the facility, there is no assurance that we will be able to operate profitably.

Risks Related to the Proposed Facility

We will be dependent on third-party providers of engineering, technology, construction and for commencement of operations. We have no experience building or operating a biodiesel plant. We have had discussions with Smiling Earth Energy regarding providing the technology for the biodiesel facility, the engineering and design of the facility, construction and training for employees to operate it. However, we do not yet have a binding agreement with Smiling Earth Energy. If we are not able to agree to terms of such an agreement with Smiling Earth Energy, or another suitable provider, or lose such relationship once begun, it would cause delay and added expense and may prevent commencement of operations and result in the failure of the business. In addition, the involvement by third-party providers in other projects could delay the commencement and start-up operations of the facility. Unforeseen expenses and delays may reduce our ability to generate revenue and profitability and may significantly damage our competitive position in the biodiesel industry such that you would lose some or all of your investment.

We will be dependent upon Smiling Earth Energy’s experience and ability to train personnel in operating the facility. If the completed facility does not operate to the level anticipated in our business plan, we will rely on Smiling Earth Energy to address such deficiency. There is no assurance that Smiling Earth Energy will be able to solve any deficiency adequately. Failure to do so could cause us to discontinue production of biodiesel or have lower than expected production levels, which could damage the ability to generate revenues and reduce the value of your investment.

We will be dependent upon a third party to market our finished products. If we are unable to enter a binding agreement with a marketer to market our finished products, we may be unable to sell them profitably. Our reliance on similar service providers may place us at a competitive disadvantage to biodiesel companies that directly market their products.

We do not intend to have a sales force of our own to market our biodiesel and glycerin. As such, we expect to contract with a third party to market our biodiesel and glycerin. We have no definitive agreement at this time. As a result, we will be dependent on whomever we contract with to market our biodiesel and glycerin. There is no assurance that we will be able to enter into contracts with a biodiesel or glycerin broker on acceptable terms. If the biodiesel or glycerin broker breaches the contract or does not have the ability, for financial or other reasons, to market all of the biodiesel we produce, we will not have any readily available means to sell our biodiesel. Our lack of a sales force and reliance on third parties to sell and market our products may place us at a competitive disadvantage. Our failure to sell all of our biodiesel and glycerin products may result in less revenue from sales, reducing income, which could lower the value of your investment.

Our reliance upon third parties for feedstock supply may hinder our ability to profitably produce biodiesel. In addition to being dependent upon the availability and price of feedstock supply, we will be dependent on relationships with third parties, including feedstock suppliers. We will not build a soy crushing facility to supply our own raw soy oil or feedstock. Therefore, we must be successful in establishing feedstock agreements with third parties. To date, we have no binding commitments from anyone to supply our feedstock. Assuming that we can establish feedstock relationships, our suppliers may terminate those relationships, sell to other buyers, or enter into the biodiesel manufacturing business in competition with us. Our suppliers may not perform their obligations as agreed, and we may be unable to specifically enforce our agreements. Competition for raw soy oil, animal fats and other feedstock may make us unprofitable and result in the complete loss of your investment.

We have not yet acquired a site for the facility. We have an option to purchase an approximately 60 acre site, however, we have not completed our due diligence of this site and may decide this site is not suitable due to title defects, environmental contamination or other issues. If we have to locate another site it would involve an additional feasibility study and further due diligence and would delay completion of the project. Given the growth of the biodiesel industry and the number of competitors entering the marketplace, such a delay could decrease the value of your investment.

A third party may claim ownership of the technology used in our biodiesel facility. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage our ability to generate revenues and reduce the value of your investment. We will be highly dependant upon the technology supplied by Smiling Earth Energy for our biodiesel facility. Failure of the technology could cause us to halt or discontinue production of biodiesel, which could damage the ability to generate revenues and reduce the value of your investment. An assertion by a third party as to our right to use the technology could cause us to halt or discontinue production of biodiesel, which could damage the ability to generate revenues and reduce the value of your investment.

Changes in production technology could require us to commit resources to updating the biodiesel facility or could otherwise hinder our ability to compete in the biodiesel industry or to operate at a profit. Advances and changes in the technology of biodiesel production are expected to occur. Such advances and changes may make our biodiesel production technology less desirable or obsolete. The facility is a single-purpose plant and has no use other than the production of biodiesel and associated co-products. Much of the cost of the facility is attributable to the cost of production technology, which may be impractical or impossible to update. The value of your investment could decline if changes in technology cause us to operate the facility at less than full capacity for an extended period of time or cause us to abandon our business.

Transportation of raw materials and products will depend in part on rail service for which we do not have a binding contract. Our business plan depends in part on the use of rail transportation to obtain feedstock and sell our products outside of our immediate geographic markets. K&O Railroad has an operating rail line that borders our proposed site. However, we have no binding agreements with K&O Railroad to provide us with freight services nor have we negotiated freight rates. Our inability to obtain competitive rates from K&O Railroad would put us at a competitive disadvantage.

Risks Related to the Biodiesel Industry

The biodiesel industry is expanding rapidly in the United States, which will lead to increased competition for feedstock and increased supply of biodiesel. The majority of domestic biodiesel plants have come online in the last 7 years to meet the increased demand. Since the Energy Policy Act was updated in 2001, the biodiesel market has grown from about 5 million gallons per year in 2001 to 75 million gallons in 2005. As of January 2007, there is approximately 864 million gallons of annual production capacity available and an additional 1.7 billion gallons of annual production capacity under construction. This dramatic increase in biodiesel may cause prices of feedstock to increase as additional competition for these inputs comes online and prices of biodiesel to decrease as its supply increases, which may cause us to operate at less than anticipated income or even a loss. This could cause you to lose some or all of your investment.

Our ability to operate at a profit is largely dependent on market prices for biodiesel, and the value of your investment may be directly affected by these market prices. Our results of operations and financial condition will be significantly affected by the selling price for biodiesel and its primary co-product, glycerin. Price and supply are subject to and determined by market forces over which we have no control. Our revenues will be heavily dependent on the market prices for biodiesel. See “Business—Biodiesel Industry” and “Sales and Marketing” for a discussion on market prices. The National Biodiesel Board has estimated that the current biodiesel production capacity is now above 1 billion gallons. However, many plants do not currently operate at full capacity. In 2006 and 2005, approximately 250 million and 75 million gallons of biodiesel were sold. In March 2006, the National Biodiesel Board estimated there were 53 active plants producing an estimated 100 million gallons annually, with another 40 plants and 4 plant expansions in construction and 23 plants in various stages of planning and development. Biodiesel plants are operating or have been proposed in at least 39 states. Currently, there are three biodiesel plants in Kansas, and at least 1 plant, in addition to our proposed plant, has been proposed. In addition, investors should understand that we face a competitive challenge from larger biodiesel plants and from biodiesel plants owned and operated by the companies that would be our suppliers. In light of such competition, there is no assurance that we will be able to compete effectively in the industry. We may generate less income as a result, which would decrease the value of your investment.

Increased biodiesel production will likely also lead to increased supplies of co-products from the production of biodiesel, such as glycerin. Those increased supplies may outpace demand, which would lead to lower prices for our co-products. See “Business—Glycerin Market” for a further discussion of the glycerin market. There can be no assurance as to the price of biodiesel or any of its co-products in the future. Any downward changes in the price of biodiesel or its co-products may result in less income, which would decrease revenues and would decrease the value of your investment.

Competition from other sources of fuel may adversely affect our ability to market the biodiesel. Although the price of diesel fuel has increased over the last several years, it has seen short periods of decrease and even at its highest levels, diesel fuel prices per gallon remain below or equal to the price of biodiesel. See “Business—Biodiesel Industry” for further discussion of diesel fuel and the biodiesel industry. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not continue to increase or a new fuel is developed to compete with biodiesel, it may be difficult to market biodiesel, which could result in the loss of some or all of your investment.

Our business is sensitive to feedstock prices which could increase production costs and decrease revenues. Changes in the price of feedstock can significantly affect our business. We anticipate the cost of feedstock will represent approximately 70-90% of our cost of production. In the past, the price of soybean oil has been volatile. Increased biodiesel production may also lead to an increase in the price of feedstock. Rising feedstock prices would likely produce lower profit margins. Soybean prices may also be affected by other market sectors because soybeans are comprised of 80% meal used for feed and only 20% oil. See “Business - Feedstock” for further discussion of feedstock pricing and its effect on biodiesel production. Because there is little or no correlation between the price of feedstock and the price of biodiesel, we cannot pass along increased feedstock prices to customers. As a result, increased feedstock prices would likely result in decreased profits.

We may engage in hedging transactions which involve risks that can harm our business. Once the plant is operational, we will be exposed to market risk from changes in commodity prices. Exposure to commodity price risk results from our dependence on soybean oil in the biodiesel production process. We may seek to minimize the risks from fluctuations in the price of soybean oil through the use of hedging instruments. Hedging means protecting the price at which we buy feedstock and the price at which we will sell our products in the future. The effectiveness of hedging strategies is dependent upon the hedging vehicle employed and its correlation to the cost of soybean oil and the ability to sell sufficient amounts of products to use all of the soybean oil for which we have futures contracts. There is no assurance that our hedging activities will successfully reduce the risk caused by price fluctuation which may leave us vulnerable to high soybean oil prices. Alternatively, we may choose not to engage in hedging transactions. As a result, our results of operations and financial conditions may also be adversely affected during periods in which soybean oil prices increase.

Hedging activities themselves can result in costs because price movements in soybean oil contracts are highly volatile and are influenced by many factors that are beyond our control. There are several variables that could affect the extent to which our derivative instruments are affected by price fluctuations in the cost of soybean oil. However, it is likely that commodity cash prices will have the greatest impact on the derivatives instruments with delivery dates nearest the current cash price. We may incur such costs and they may be significant.

Plant diseases, such as Asian soybean rust, could increase the cost and availability of feedstock thereby reducing our revenues. Our feedstock supply is highly dependant upon the availability and price of soybeans. Asian soybean rust is a plant fungus that attacks certain plants including soybean plants. Asian soybean rust is abundant in certain areas of South America, and its presence in the United States was recently confirmed. Left untreated, it can reduce soybean harvests by as much as 80%. Although it can be killed with chemicals, the treatment increases production costs for farmers by approximately 20%. Increases in production costs and reduced soybean supplies could cause the price of soybeans to rise and increase the cost of soybean oil as a feedstock to our plant. An increase in the cost of our feedstock supply would increase the cost of producing biodiesel and could decrease profits from operations.

Cold weather may cause biodiesel to gel, which could have an adverse impact on our ability to successfully market our biodiesel. The pour point for a fuel is the temperature at which the flow of the fuel stops. A lower pour point means the fuel flows more readily in cold weather. According to industry sources such as the National Biodiesel Board, the pour point of 100% soy-based biodiesel is approximately 25ºF to 30ºF. The pour point for tallow-based biodiesel is approximately 61ºF. The pour point for #2 diesel fuel is approximately -30ºF. When diesel is mixed with soy-based biodiesel to make a 2% biodiesel blend, the pour point is -25ºF. Therefore, we believe we will need to blend soy-based biodiesel and animal fat-based biodiesel with petroleum diesel in order to provide a biodiesel product that will have an acceptable pour point in cold weather. Generally, biodiesel that is used in blends of 2% to 20% will provide an acceptable pour point for colder markets. In colder temperatures, lower blends are recommended to avoid fuel system plugging. This may cause the demand for biodiesel in colder markets to diminish during the colder months. The tendency of biodiesel to gel in colder weather may also result in long-term storage problems. At low temperatures, fuel may need to be stored in a heated building or heated storage tanks. This may result in a decrease of demand for our product in colder climates due to increased storage costs.

Automobile manufacturers and other industry groups have expressed reservations regarding the use of biodiesel, which could impact our ability to market biodiesel. Because it is a relatively new product, research on biodiesel use in automobiles and its effect on the environment is ongoing. Some industry groups and standards, including the World Wide Fuel Charter, have recommended that blends of no more than 5% biodiesel be used for automobile fuel due to concerns about fuel quality, engine performance problems and possible detrimental effects of biodiesel on rubber components and other parts of the engine. Although some manufacturers have encouraged use of biodiesel fuel in their vehicles, cautionary pronouncements by others may affect our ability to market our product.

In addition, studies have shown that nitrogen oxide emissions from pure biodiesel increase by 10%. Nitrogen oxide is the chief contributor to ozone depletion or smog. New engine technology is available and is being implemented to eliminate this problem. However, these emissions may decrease the appeal of our product to environmental groups and agencies who have been historic supporters of the biodiesel industry. This could, in turn, cause a negative impression of our product by the public, resulting in a decrease in demand.

Competition from other diesel fuel lubricity additives for ultra low sulfur diesel may be a less expensive alternative to biodiesel, which would cause us to lose market share and reduce the value of your investment. The Environmental Protection Agency (EPA) has issued regulations requiring a reduction in the amount of sulfur in diesel fuel in order to improve air quality. These regulations affect all diesel fuel made available for retail sales and became effective in October 2006. The removal of sulfur from diesel fuel also reduces its lubricity which must be corrected with fuel additives, such as biodiesel, which has inherent lubricating properties. Our biodiesel plant is expected to compete with producers of other diesel additives made from raw materials other than soybeans but having similar lubricity values as biodiesel, such as petroleum-based lubricity additives. Many major oil companies produce these petroleum-based lubricity additives and strongly favor their use because they may be used in lower concentrations than biodiesel. In addition, much of the infrastructure in place is for petroleum-based additives. As a result, petroleum-based additives may be more cost-effective than biodiesel. Therefore, it may be difficult to market biodiesel as a lubricity additive, which could result in the loss of some of your investment.

We face substantially different risks in the biodiesel industry than do ethanol manufacturers, and you should not base your decision to invest upon any views based on any perceived successes of the ethanol industry. The ethanol industry enjoys over 3 billion gallons of annual domestic demand and a vast existing production, marketing and transportation network servicing a substantial demand. Conversely, in 2006, the biodiesel industry supplied only approximately 250 million gallons of fuel for domestic consumption. Ethanol is a substitute fuel for gasoline whereas biodiesel is a substitute for petroleum diesel. The entire diesel fuel market constitutes only about one-third of the gasoline market as a whole. Fifty-six percent of the diesel market is the trucking industry. Furthermore, diesel vehicles make up about only 4% of all passenger vehicle sales. Acceptance of biodiesel by consumers has been slow, and the biodiesel industry has faced opposition from the trucking industry and others in regard to legislative mandates for its use. In addition, the present marketing and transportation network must expand significantly before our biodiesel plant begins production. For example, unlike ethanol, biodiesel is often not readily available at pumps in gasoline stations. Therefore, we may be unable to market our biodiesel profitably.

In addition, we face a substantially different market than do ethanol producers for the supply of raw material. Manufacturers of ethanol often purchase raw grains directly from producers, which presents an almost unlimited supply from thousands of corn growers. We intend to purchase only raw or partially refined oils and fats from a very limited number of suppliers. Accordingly, we may be unable to obtain the necessary supply of raw materials and may be unable to operate at profitable levels.

The ethanol industry has historically enjoyed substantially more governmental support than the biodiesel industry on both the federal and state levels. Although the Energy Policy Act of 2005 enacted or extended certain tax credits for the biodiesel industry, such incentives had been previously available to the ethanol industry. In addition, various states offer other production subsidies for ethanol. Subsidies for ethanol make its production more profitable.

These and other differences between the ethanol industry and the biodiesel industry make risk and investment comparisons between the two industries unreliable. You should base your decision to invest in us upon the factors affecting us and not upon the ethanol industry’s experiences.

Risks Related to Regulation and Governmental Action

Loss of favorable tax benefits for biodiesel production could hinder our ability to operate at a profit and reduce the value of your investment in us. Although the biodiesel industry has grown with few state or federal incentives, the incentives that do exist could be repealed at any time. On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004, which created biodiesel tax credits. The biodiesel mixture credit and the biodiesel fuels credit were extended by the Energy Policy Act of 2005, and they are now set to expire on December 31, 2008. These tax incentives for the biodiesel industry may not continue, or, if they continue, the incentives may not be at the same level. The elimination or reduction of tax incentives to the biodiesel industry would likely reduce demand for biodiesel, which would reduce prices and revenues by making it more costly or difficult to produce and sell biodiesel. A significant change in price would likely result in the failure of our business and the potential loss of some or all of your investment.

We may be subject to extensive air, water and other environmental regulations and may need to obtain a number of environmental permits to construct and operate the facility. In addition, biodiesel producers are required to satisfy the fuel quality standards of the EPA. We have not applied for any of these permits, but we anticipate we will do so before beginning construction. We do not anticipate a problem receiving all required environmental permits. However, if for any reason we are unable to obtain any of these permits, construction costs for the facility may increase or we may not be able to construct the facility at all. Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we have the proper permits at the proper time, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, which may reduce profitability and result in the loss of some or all of your investment.

Risks Related to the Common Shares and Warrants

Neither the exercise price of the warrants nor the offering price of the selling shareholders’ shares are based on market prices. The exercise price of the warrants was determined by management based upon management’s assessment of business prospects and required equity capital. It reflects management’s opinion relating to the future and may not be indicative of future market prices of the warrants or the underlying shares, revenues or profitability. The price at which selling shareholders will offer their shares prior to quotation of the shares on the OTC Bulletin Board was determined by the selling shareholders and may not be indicative of future market prices of the shares, revenues or profitability.

Future sales of shares by substantial shareholders may adversely affect the price of shares. Assuming the exercise of all 60,000 warrants which may be exercised, 16,332,960

Common Shares will be registered and available for public sale. The remaining outstanding Common Shares, including the 98,500 Class B Common Shares which may be converted to Common Shares, numbering 3,770,500 are “restricted securities” as defined in Rule 144 promulgated under the Securities Act of 1933. The restricted shares constitute approximately 23% of the issued and outstanding Common Shares, including Common Shares which would be issued upon the exercise of the warrants and conversion of the Class B Common Shares. Sales of securities by our affiliates may also be subject to Rule 144 resale limitations. Rule 144 provides a safe harbor from registration requirements for some sales of restricted securities or securities held by affiliates. In general, under Rule 144, if adequate public information on Gold Ribbon is available, beginning 90 days after the date of this prospectus, a person who is not an affiliate of Gold Ribbon and who has satisfied a 6-month holding period may sell unlimited amounts of securities. After a one-year holding period is met, no restrictions apply. After a six-month holding period, if adequate public information is available, affiliates of Gold Ribbon may sell, during any 3-month period, up to the greater of 1% of the then outstanding Common Shares or the average weekly trading volume during the four calendar weeks prior to such sale. Sales by affiliates under Rule 144 are also subject to restrictions relating to manner of sale and notice. Management is unable to predict the effect that sales made pursuant to Rule 144 or other exemptions under the Securities Act of 1933 may have on the prevailing market price of the registered Common Shares, or when such sales may begin under Rule 144.

No public trading market exists for our Common Shares or warrants. There is currently no established public trading market for the securities, and an active trading market may not develop despite the distribution. Even if a market develops, we anticipate it will have a low volume of trading activity. Consequently, it will be difficult to liquidate your investment.

Investors will experience immediate and substantial dilution. Our founding members paid substantially less per share for our Common Shares than the sale price to the seed capital investors or exercise price of the warrants and the seed capital investors paid substantially less per share than the exercise price of the warrants established by this prospectus. Accordingly, if you purchase Common Shares, you will experience immediate and substantial dilution of your investment. See “Dilution” for more information.

There is no assurance that we will pay dividends, which means an investor may receive little or no return on the investment. Dividends are payable at the sole discretion of the Company’s board of directors, subject to the provisions of the Kansas Business Corporation Act, the Delaware General Corporation Law and the requirements of creditors. We do not know the amount of cash that we will generate, if any, once we begin operations. Cash dividends are not assured, and we may never be in a position to pay dividends. See “Description of Common Shares.” Our board may elect to retain future profits to provide operational financing for the facility, debt retirement and possible facility expansion or the construction of additional facilities. This means that you may receive little or no return on your investment and be unable to liquidate your investment due to lack of a public trading market.

Risks Related to Conflicts of Interest

Directors and officers of Gold Ribbon Holdings and the Operating Company have other business and management responsibilities which may cause conflicts of interest in the allocation of their time and services to our project. Our directors and officers have other management responsibilities and business interests apart from the project. Currently, the directors and officers are basically only spending the time necessary to complete the registration. Therefore, our directors and officers may experience conflicts of interest in allocating their time and services between the Company and their other business responsibilities. In addition, conflicts of interest may arise as the directors and officers, who hold all of our Class B Common Shares and a substantial percentage of our Common Shares, may substantially influence business and management.

We may have conflicts of interest with Smiling Earth Energy and any marketer hired, which may cause difficulty in enforcing claims against these service providers. We expect that one or more employees of these companies will advise the Company’s directors regarding the construction, management and operations of the facility. It is possible that Smiling Earth Energy or other service providers may purchase Common Shares or warrants. There is no assurance that arrangements with such parties are as favorable to us as could have been if obtained from unaffiliated third parties. In addition, because of the extensive roles that these companies will have in the construction and operation of the proposed facility, it may be difficult or impossible to enforce claims that the Company may have against them. Such conflicts of interest may reduce profitability and the value of the Common Shares and warrants and could result in reduced dividends to investors.

Smiling Earth Energy and other service providers may also have conflicts of interest because their or their affiliates’ employees or agents are involved as owners, creditors and in other capacities with other biodiesel plants in the United States. We cannot require Smiling Earth Energy, other service providers or their affiliates to devote their full time or attention to activities of the Company. These firms may put their own interests or competitors’ interests ahead of ours. As a result, they may have conflicts of interest in allocating personnel, materials and other resources to our facility and operations.

The board of directors will not have independent directors as defined by the North American Securities Administrators Association (NASAA). The NASAA definition of independent director provides that any director who has helped promote, develop or found a company such as ours is not independent.

FORWARD LOOKING STATEMENTS

Throughout this prospectus, we make “forward-looking statements” that involve future events, our future performance, and our expected future operations and actions. In some cases, you can identify forward-looking statements by the use of words such as “may,” “should,” “could,” “future,” “intend,” “plan,” “anticipate,” “estimate,” “predict,” “hope,” “potential,” “continue,” “believe,” or “expect” or other similar expressions. These forward-looking statements generally relate to plans and objectives for future operations and are based upon management’s reasonable assumptions and estimates of future results or trends. Although we believe that our plans and objectives reflected in or suggested by such forward-looking statements are reasonable, we may not achieve such plans or objectives. Actual results may differ from projected results due, but not limited to, unforeseen developments, including developments relating to the following:

•	the exercise of sufficient warrants to fund the equity portion of the proposed facility;

•	obtaining necessary debt financing;

•	constructing the proposed facility;

•	actions taken or not taken by third parties, including the intended supplier of technology, design and construction services;

•	increasing competition in the biodiesel industry; and

•	other factors discussed under the section entitled “Risk Factors” or elsewhere in this prospectus.

You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus have been compiled as of the date of this prospectus and should be evaluated with consideration of any changes occurring after the date of this prospectus. Except as required under federal securities laws and SEC rules and regulations, we will not update forward-looking statements even though our situation may change in the future.

PLAN OF DISTRIBUTION

On the date of this prospectus, or promptly thereafter, Gold Ribbon will sell 750,000 Common Shares and 2,986,000 warrants to Monogenesis, a closed-end registered investment company. In turn, Monogenesis will dividend 597,200 of those Common Shares and all of the warrants to its shareholders of record as of the date of this prospectus. The Monogenesis shareholders are to receive 200 Common Shares and 1,000 warrants for each share of Monogenesis stock held by them on the record date. It is the intention that at the completion of the dividend distribution, Gold Ribbon will be a public company with a substantial shareholder base without having to sell shares in a traditional initial public offering. Monogenesis will retain the 152,800 Common Shares as compensation for dividending the shares and warrants to its shareholders. Monogenesis expects to sell the shares periodically.

The Walker Group, Inc., which is controlled by P. Bradley Walker, an officer of Monogenesis, Joseph Walker, who controls two shareholders Joseph Walker & Sons, Inc. and Walker Land Company, and an individual, Aldophus Dubose, are the only beneficial holders of 5% or more of Monogenesis stock. P. Bradley Walker, The Walker Group, Inc., Joseph Walker and Aldophus Dubose are deemed to be underwriters.

As consideration in addition to agreeing to effect the dividend distribution, Monogenesis will purchase the 750,000 Common Shares at a price of $0.01 each and the warrants at a price of $0.001 each. The price was determined by Monogenesis and management of Gold Ribbon. As of the date of this prospectus, Gold Ribbon anticipates recording $97,500 in expense and as additional paid in capital based on the estimated fair value of the 750,000 Common Shares and 2,986,000 warrants issued to Monogenesis less the price Monogenesis paid for the shares and warrants. The estimated fair value used to calculate the expense is based on the purchase price of shares in the private placement in which the Operating Company raised $285,000. The warrants which require purchase of shares at higher than the current estimated fair value are estimated at the price paid by Monogenesis. Monogenesis will retain the shares not distributed as compensation for effecting the distribution. The following tables describe the compensation received by Monogenesis and the estimated offering expenses to be paid by us:

Shares from Gold Ribbon (1)	Estimated Fair Value	Less Purchase Price Paid by Monogenesis	Total Expense
750,000 Common Shares	$105,000	$7,500	$97,500
2,986,000 Warrants (2)	$2,986	$2,986	$0

Total Compensation			$97,500

(1)	The numbers listed include the Common Shares and warrants which Monogenesis will dividend to its shareholders.
(2)	Management believes that the value of the warrants is nominal and therefore the most representative value at this point is the amount paid by Monogenesis.

Offering Expenses	Estimated Amount
Registration fee	$2,358
Transfer Agent fees	5,000
Printing and filing costs	30,000
Legal fees	115,000
Accounting fees	55,000
Other underwriting fees	192,780

Total Offering Expenses	$400,138

Monogenesis will own approximately 2% of the outstanding Common Shares of Gold Ribbon after the dividend. Through the dividend of the Common Shares and warrants by Monogenesis and the periodic sale of shares by shareholders the hope is to create a public trading market in the Common Shares. We hope that a public market for the shares will facilitate access to public markets and equity capital for future capital expenditures and working capital and provide liquidity for existing shareholders.

Since Monogenesis is purchasing Common Shares and warrants with the intent to dividend distribute them, it is an underwriter under the Securities Act of 1933. An underwriter is a person who purchases securities from an issuer with a view to the distribution of such securities. Monogenesis is not a broker-dealer and has not participated in any traditional underwritings. It is registered as a closed-end investment company under the Investment Company Act of 1940 and was formed to provide a mechanism for companies to become reporting companies under the Securities Exchange Act of 1934 in transactions similar to the distribution described in this prospectus. Monogenesis completed one such distribution in 1992, two in 1997 and one in 2002.

Gold Ribbon has agreed to indemnify Monogenesis against any liability arising out of a breach of any representation, warranty or covenant made by us or our shareholders in the agreement with Monogenesis.

Shareholders of Monogenesis that receive Common Shares and warrants from Monogenesis will receive such securities as a dividend. No holder of Monogenesis stock will be required to pay any cash or other consideration for the shares or the warrants received as a dividend or surrender or exchange Monogenesis stock in order to receive the Common Shares and warrants. The receipt of the Common Shares and warrants by the Monogenesis shareholders is a taxable event and the shareholders will be required to recognize the value of such shares as income.

Holders of the warrants will be required to pay the exercise price to exercise the warrants. Upon any exercise of their warrants, Monogenesis shareholders will be required to recognize the difference between the exercise price and the fair market value of the Common Shares received on that date as income. Persons receiving Common Shares and warrants as a dividend from Monogenesis should consult with their own tax advisors regarding the tax effects.

Shareholders, including the recipients of Common Shares or warrants distributed by Monogenesis, will be able to sell their shares and warrants which are registered, at any time, although the sale of securities by affiliates is limited and will generally be subject to Rule 144 under the Securities Act of 1933. Monogenesis does not believe that any person who receives shares or warrants as a dividend will be an affiliate. It is expected that registered Common Shares or warrants will be sold through the selling efforts of brokers or dealers. There is no agreement with any specific brokers or dealers relating to the Common Shares or the warrants nor has any plan of distribution or sale of the Common Shares or warrants been developed, other than the dividend distribution to Monogenesis shareholders described in this section and a filing by Spartan Securities Group, Ltd. as a market maker for the shares and warrants. Spartan Securities Group, Ltd. has received 75,000 Common Shares and 1,000,000 Warrants as a fee for services in connection with the valuation of the warrants.

Shareholders who hold registered Gold Ribbon Common Shares or warrants may sell them:

•	to purchasers directly,

•	in ordinary brokerage transactions and transactions in which the broker solicits purchasers,

•

through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions or commissions from such shareholders or from the purchasers of the securities for whom they may act as agent,

•

by the pledge of the Common Shares or warrants as security for any loan or obligation, including pledges to brokers or dealers who may effect distribution of the Common Shares or warrants or interests in such securities,

•	to purchasers through a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus,

•	in a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate a transaction,

•	through an exchange distribution in accordance with the rules of the exchange or in transactions in the over-the-counter market, or

•	pursuant to Rule 144.

Such sales may be made at then prevailing prices and terms which may be related to the then current market price or at negotiated prices and terms. Until the Common Shares are listed on the OTC Bulletin Board, the selling shareholders will offer their shares under this prospectus at a price of $0.14 per share. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate.

Shareholders that sell their Common Shares or warrants or their successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the shares and warrants held by such shareholders, may be deemed “underwriters” within the meaning of the Securities Act of 1933, and any profit on the sale of securities by them and any discounts, concessions or commissions received by any of them may be deemed to be underwriting commissions or discounts under the 1933 Act.

Gold Ribbon has agreed to pay all expenses incident to the registration of shareholders’ Common Shares and warrants other than underwriting discounts or commissions, brokerage fees and the fees and expenses of counsel to such shareholders, if any. We will not receive any proceeds from the sale of Common Shares or warrants by the shareholders. In the event of a material change in the information disclosed in this prospectus, the shareholders will not be able to effect transactions in the Common Shares and warrants pursuant to this prospectus until a post-effective amendment to the registration statement is filed with, and declared effective by, the Securities and Exchange Commission.

We became subject to the reporting requirements of the Securities Exchange Act of 1934 upon effectiveness of the registration statement. Our first report under the 1934 Act will be due                                  , 2008. Spartan Securities Group, Ltd. is applying for quotation of the shares and warrants on the OTC Bulletin Board as market maker.

ESTIMATED USE OF PROCEEDS

The cash proceeds of $10,486 derived from the sale of the Common Shares and warrants to Monogenesis will be used to pay the expenses of registering the Common Shares and warrants. Gold Ribbon will not receive any proceeds from the sale of Common Shares or warrants by the selling shareholders.

To the extent that the warrants are exercised, we will use all proceeds received to pay organizational and registration expenses, to purchase the land and to construct and commence operation of a 40 million gallon per year biodiesel plant. We estimate that the total capital expenditures to complete construction of this facility to commence its operations will be approximately $53,250,000. Consequently, unless a sufficient number of the warrants (53,250)

are exercised, which would result in $53,250,000 in proceeds, we will have to obtain additional capital which may be in the form of loans from financial institutions. If all of the warrants which may be exercised are exercised, which would result in $60,000,000 in proceeds, we will have additional working capital available for operations.

The total project cost of $53,250,000 is a preliminary estimate primarily based upon the experience of Ascendant Partners, who completed our feasibility study and Smiling Earth Energy in its preliminary design work. As a result, our anticipated total project cost is not a firm estimate and is expected to change from time to time as the project progresses.

The following table describes the proposed use of proceeds. The actual use of funds will be based upon contingencies, such as the estimated cost of plant construction, the regulatory permits required and the cost of debt financing and inventory costs, which are driven by the market. Therefore, the following figures are intended to be estimates only, and the actual use of funds may vary significantly from the descriptions given below depending on contingencies such as those described above. The following table assumes that 100% of the warrants to be issued in connection with the registration which may be exercised (60,000) are exercised. It is uncertain whether and, if at all, to what extent the warrants will be exercised. In the event that not all of the 60,000 warrants are exercised, we will have to operate with less working capital and/or find additional funds either through sale of additional equity or incur debt. This additional funding may not be available.

Use	Amount	Percent of Estimated Total
Land Cost	$370,000	*
Pre-Construction Costs
Engineering Fees	150,000	*
Permits and Licenses	380,000	1%
Design	575,000	1%
Construction Costs
Contractor Fees	300,000	*
Supervisory Fees	800,000	1%
Site Work	462,500	1%
Process Building	2,025,000	3%
Tank Farm	4,855,100	8%
Loading Rack and Metering	1,616,000	3%
Biodiesel Plant	34,035,000	57%
Office Building	382,500	1%
In-House Testing Lab	400,000	1%
Expected Salaries and Benefits - 1st Year	1,230,000	2%
Registration and Organizational Costs	420,000	1%
Working Capital	11,998,900	20%

Total	$60,000,000	100%

*	less than 1%

ESTIMATED SOURCES OF FUNDS

The following tables set forth estimates of sources of funds, depending upon the number of warrants exercised and amount of debt required to achieve the amount estimated to be needed to complete the facility and common operations, including initial working capital. If the entire $60,000,000 is received, we will have additional working capital.

75% of warrants available for exercise exercised

Sources of Funds	Required Funds	Percent of Total
Warrant Proceeds	$45,000,000	84%
Debt	8,250,000	16%

Total	$53,250,000	100%

50% of warrants available for exercise exercised

Sources of Funds	Required Funds	Percent of Total
Warrant Proceeds	$30,000,000	56%
Debt	23,250,000	44%

Total	$53,250,000	100%

33% of warrants available for exercise exercised

Sources of Funds	Required Funds	Percent of Total
Warrant Proceeds	$20,000,000	38%
Debt	33,250,000	62%

Total	$53,250,000	100%

CAPITALIZATION

We have issued a total of 7,092,000 Common Shares and 98,500 Class B Common Shares to our founders and seed capital investors. We have total proceeds from those two private placements of $348,923. If the minimum warrant exercise of $20,000,000 is attained, we will have total proceeds, less offering expenses, of $20,062,265 at the end of the exercise period of the warrants,. If the maximum warrant exercise of $60,000,000 is attained, we will have total proceeds, less offering expenses, of $60,062,265 at the end of the exercise period of the warrants.

Capitalization Table

The following table sets forth our capitalization at March 31, 2008, which is unaudited, on an actual and pro forma basis to reflect the shares offered which may be revised upon exercise of the warrants.

		Pro Forma (1)
	Actual	Minimum	Maximum
Capital Stock (2)	$334,799	$20,062,265	$60,062,265
Accumulated deficit (3)	(219,828)	(339,179)	(339,179)

Total stockholder’s equity	114,971	19,723,086	54,723,086

Total Capitalization (4)	$114,971	$19,723,086	$54,723,086

(1)	As adjusted to reflect gross proceeds from exercise of the warrants less estimated costs of $400,138, proceeds from shares issued upon effectiveness of approximately $127,600 and prior to securing a debt financing commitment, if necessary.
(2)	Gold Ribbon Holdings has authorized 64,500,000 Common Shares, 500,000 Class B Common Shares, and 10,000,000 Preferred Shares. It has outstanding on the date of this prospectus 8,004,960 Common Shares and 98,500 Class B Common Shares. If the minimum number of warrants are exercised, it will have outstanding 12,004,960 Common Shares and if the maximum number of warrants are exercised 20,004,960 Common Shares. The number of outstanding Class B Common Shares is not expected to change.
(3)	As adjusted to reflect compensation for services to be provided upon effectiveness of the registration statement estimated at $119,000.
(4)	In order to fully capitalize the project, we may also need to obtain debt financing of up to $33,250,000 depending on the amount raised by exercise of the warrants and less any other types of funds or financing we can obtain.

DILUTION

As of January 15, 2008, Gold Ribbon Holdings had 7,092,000 outstanding Common Shares and 98,500 outstanding Class B Common Shares, which were issued to the founders and seed capital investors in exchange for all of their stock in our subsidiary. Each shareholder of the subsidiary received 7.2 Common Shares for each share of the Operating Company held and one Class B Common Share for each 10 shares of the Operating Company held. They had paid an aggregate of $348,923 for this stock in private placements, the founders at a rate of $0.082 for each share in the Operating Company and the seed capital investors at a rate of $1.00 for each such share prior to the exchange of shares.

An investor purchasing Common Shares through exercise of warrants will receive Common Shares diluted by the prior purchase of Common Shares and Class B Common Shares by founding shareholders, seed capital investors and shares issued to Monogenesis. We have sold Common Shares and Class B Common Shares to founding shareholders, the seed capital investors and to Monogenesis at prices substantially below the exercise price under the warrants. The presence of this previously sold stock will dilute the relative ownership interests of the Common Shares sold upon exercise of warrants because these earlier investors received a relatively greater share of equity for less consideration than investors are paying for Common Shares issued upon exercise of warrants. All those exercising warrants will notice immediate dilution. The following table shows the dilution to warrant holders upon exercise of the minimum and maximum number of warrants.

	Minimum ($20,000,000)(1)	Maximum ($60,000,000)(1)
Net tangible book value per share at March 31, 2008	$(0.01)	$(0.01)
Increase in pro forma net tangible book value per share (2)	$1.64	$2.98
Pro Forma net tangible book value per share as adjusted for sale of stock	$1.63	$2.97
Dilution to new investors in this offering	$(3.37)	$(2.03)

(1)	The minimum and maximum number of shares is circumscribed by the minimum exercise of 20,000 warrants for a total amount of $20,000,000 and maximum exercise of 60,000 warrants for a total amount of $60,000,000, less estimated remaining offering costs of $238,902. Total offering costs for the registered offering are estimated at $400,138.
(2)	In addition to the warrant exercise referred to above, the pro forma net tangible book value also includes 911,460 shares that we expect will be purchased upon effectiveness of this offering for an aggregate amount of $127,604. The related compensation cost for the difference in the amount paid and the value of those shares is included in this computation. No other expenses since March 31, 2008 are considered in this computation.

We may seek additional equity financing in the future, which may cause additional dilution to investors. If we sell additional Common Shares or warrants to purchase additional Common Shares, the sale or exercise price could be higher or lower than the exercise price of the warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

This prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results may differ materially from those indicated in such forward-looking statements. The following discussion of the financial condition and our plan of operation should be read in conjunction with the financial statements and related notes thereto included elsewhere in this prospectus.

Overview

Our subsidiary, Gold Ribbon Bio Energy Co., was formed under the laws of Kansas on September 12, 2005 (under the original name U.S. Bio Energy, Inc.) for the purpose of constructing and operating a plant to produce biodiesel, and its co-product glycerin. Gold Ribbon Bio Energy Holdings Inc. was formed as the holding company of Gold Ribbon Bio Energy Co. on August 29, 2007, under Delaware law to take advantage of the body of law developed for Delaware corporations.

Gold Ribbon is a development-stage company with no operations. It will not generate any revenue until the proposed 40 million gallon per year biodiesel manufacturing facility is completely constructed and operational.

Gold Ribbon is currently using office space at 101 E. Industrial Drive in Sedgwick, Kansas which is the office space of Tim R. Schwab, Inc. and TRS Trucking, which are businesses of a significant shareholder and founder of Gold Ribbon. Gold Ribbon does not pay a fee for these offices at this point (although that is expected to change at such time as Gold Ribbon has further operations), but either party may terminate at any time.

The two founders and significant shareholders of Gold Ribbon, Timothy Schwab and Richard Hageman, contributed capital of $63,923 to Gold Ribbon Bio Energy Co. for shares for its initial capitalization. The Operating Company subsequently raised an additional $285,000 from the sale of shares in a private placement in which seventeen persons purchased shares. These initial funds were used to pay for organization expenses, a feasibility study, acquire an option to purchase a proposed site for the facility, initial design and concept work, legal accounting and other expenses.

Gold Ribbon had a feasibility study prepared by Ascendant Partners. The feasibility study was completed on January 10, 2007 and indicated that the proposed facility was viable.

We have identified an approximately 60-acre tract of vacant land northwest of Hesston, Harvey County, Kansas for construction of the planned facility. We have entered into an Option to Purchase Agreement with the owners of the site which is located on North Emma Creek Road. This option allows us to purchase all 60 acres for eighteen months at any time prior to September 29, 2008, for a purchase price of $6,000 per acre, or approximately $360,000. We will perform due diligence during that time period. We paid $1,000 for this option for six months an additional $5,000 was paid after the end of the sixth month, and an additional $10,000 in April 2008 to extend the option until September 29, 2008. If the option is not exercised during the six months, another $10,000 must be paid to extend the option after the end of the twelfth month. All such payments are to be credited against the purchase price for the property if purchased. We currently do not have sufficient funds to exercise our option unless part of our financing plan comes to fruition.

We engaged Smiling Earth Energy to perform design work necessary to define the concepts already established in our discussions and the feasibility study, establish dimensional relationships, define electrical and mechanical systems and requirements, establish infrastructure and utility requirements, identify and define other essential elements of the project and estimate a budget for completion of the facility.

According to the National Biodiesel Board and Ascendant Partners, the biodiesel manufacturing industry is experiencing rapid growth and new plant construction or decreases in demand for biodiesel may result in excess production capacity which could have an impact upon our ability to operate profitably. Excess capacity in the biodiesel industry may lead to increased competition for feedstock and decreased market prices for biodiesel and glycerin, which means that the Company may be unable to acquire the feedstock needed at an acceptable price. In addition, if excess capacity occurs, the Company may be unable to market products at profitable prices. Additionally, the biodiesel industry is becoming increasingly competitive and Gold Ribbon will have to compete with larger, better financed entities who supply their own feedstock which could impact the ability to operate profitably. This means there is no assurance that Gold Ribbon will be able to compete effectively in the biodiesel industry. As a result of the increased growth and competition in the industry, Gold Ribbon may operate at a loss, which would decrease the value of any investment.

Plan of Operations Until Start-Up of Biodiesel Plant

Gold Ribbon is a development stage company with no prior operating history. However, we have raised funds from our founding members and a seed capital offering of $285,000. Out of this money we financed our seed capital offering, paid Ascendant Partners to do a formal feasibility study, paid Smiling Earth Energy for its preliminary design services and entered into an option to purchase our proposed site. In addition, we have used initial capital for development costs including legal fees, accounting fees and other miscellaneous expenses. Additionally, we anticipate using these funds to defray the development costs, office expenses, marketing expense, legal expense, accounting and other consulting fees. When the equity funding is complete, any remaining funds and resources will be rolled into operating funds. However, currently, we do not anticipate expending significant funds or entering into additional contractual obligations with any other party until the dividend of the shares and warrants is complete and exercise of the warrants available for exercise with proceeds totaling at least $20,000,000.

We expect to spend at least the next several months focused on: (1) project capitalization; (2) site acquisition and development; and (3) plant construction and start-up operations. Assuming the successful completion of the dividend distribution, exercise of sufficient warrants to receive proceeds of at least $20,000,000 and obtaining any necessary debt financing, we expect to have sufficient cash on hand to cover costs associated with construction of the facility, including site acquisition and development, utilities, construction and equipment acquisition, and initial operating expenses. We estimate that we will need approximately $53,250,000 to complete the facility, commence operations and pay estimated salaries and benefits for the first year.

Project capitalization

We raised $348,923 from founding shareholders and in the seed capital offering. Warrants for at least 4,000,000 Common Shares, which would result in $20,000,000 in capital for us, must be exercised in order for us to have adequate equity to obtain necessary debt financing to finance the construction of the facility and commencement of operations. We currently have no commitment from a lender to provide such debt financing, but we believe if $20,000,000 is raised from the exercise of warrants, we will be able to find debt financing from a bank or other financial institution lender on suitable terms.

A debt financing commitment only obligates the lender to lend us the debt financing that we need if we satisfy all the conditions of the commitment. These conditions may include, among others, the total cost of the project being within a specified amount, the receipt of engineering and construction contracts acceptable to the lender, evidence of the issuance of all permits, acceptable insurance coverage and title commitment, the contribution of a specified amount of equity and attorney opinions. We have not identified a lender or entered into any agreements with any lender for the project. At this time, we do not know what business and financial conditions will be imposed on us. We may not satisfy the loan commitment conditions before closing, or at all. If this occurs we may:

•	commence construction of the plant using all or a part of the equity funds raised while we seek another debt financing source;

•	hold the capital funds raised from exercise of warrants indefinitely while we seek another debt financing source;

•	hold the capital funds raised from exercise of warrants while we seek additional equity capital or other alternative financing; or

•	dissolve and liquidate our assets in accordance with our Delaware law, which would mean the amount returned to those exercising warrants would be significantly diluted.

While the foregoing alternatives may be available, we do not expect to begin substantial plant construction activity before the warrants generating at least $20,000,000 in proceeds are exercised (or receiving the same level of equity capital from a different issuance) and we obtain a loan commitment and the conditions for closing the loan have occurred, because it is very likely that Smiling Earth Energy and any lending institution will prohibit substantial plant construction activity until such conditions are met. We expect that proceeding with plant construction prior to receiving $20,000,000 from exercise of the warrants (or receiving the same level of equity capital from a different issuance) and satisfaction of the loan commitment conditions or closing the loan transaction could cause us to abandon the project. As a result, you could lose all or part of your investment.

If not a sufficient amount of proceeds are received or we do not otherwise meet our financing plan, we may, if feasible, change the design or scale of our proposed facility in order to reduce the necessary amount of capital to complete the facility; provided, however, that if at least $20,000,000 has not been received from exercise of the warrants, Gold Ribbon will return 90% of the funds received from exercise of the warrants.

Please refer to the section of the prospectus entitled, “Risk Factors – Risks Related to Financing Plan,” for a discussion of the risks involved in project capitalization.

Site acquisition and development

After the distribution, we expect to continue working principally on the preliminary design and development of the proposed biodiesel facility, the acquisition and development of the proposed plant site in Hesston, Kansas, obtaining the necessary construction permits, beginning dirt work on the proposed site, identifying potential sources of debt financing and negotiating the construction, feedstock procurement, biodiesel and glycerin marketing, utility and other contracts. We plan to fund these activities and initiatives using the $342,600 previously raised from founding shareholders and in the seed capital offering. We believe that our existing funds will permit us to continue our preliminary activities until our financing plan is finalized. If we are unable to close on this offering by that time or otherwise obtain other funds, we may need to discontinue operations.

For a detailed discussion of the proposed site, see “Business – Proposed Facility Site.”

Plant construction and start-up of plant operations

We expect to complete construction of the proposed plant and commence operations approximately 12 months after the later of receiving $20,000,000 from exercise of the warrants (or receiving an equal amount of capital through other issuances) and obtaining a commitment for the necessary capital contribution. Our work will include completion of the final design and development of the plant. We also plan to negotiate and execute finalized contracts concerning the construction of the plant, provision of necessary water, natural gas and other power sources, feedstock procurement agreements and marketing agreements for biodiesel and glycerin. Assuming the successful completion of this offering and obtaining necessary debt financing, we expect to have sufficient cash on hand to cover construction and related start-up costs necessary to make the plant operational.

Employees

We currently have no employees other than our officers, Timothy Schwab and Richard Hageman, who are not compensated for service as officers. We expect to hire approximately 24 full-time employees as needed as we begin plant operations.

Liquidity and Capital Resources

As of March 31, 2008, we had total assets of $199,681 consisting primarily of cash, prepaid expenses and deferred offering costs. As of the same date, we had current liabilities of $84,710 consisting of accounts payable, note payable to related party and accrued liability. Since our inception through March 31, 2008, we have an accumulated deficit of $219,828, primarily due to start-up business costs. Total liabilities and shareholders’ equity as of March 31, 2008, was $199,681. Since our inception, we have generated no revenue from operations.

Based on our business plan and current construction cost estimates, we believe the total project will cost approximately $53,250,000. We raised $348,923 from the founding shareholders and in the seed capital offering offset by $14,124 in offering costs. Shareholders have also loaned Gold Ribbon approximately $48,000 through the date of this filing. In addition, we are seeking to raise a minimum of $20,000,000 from the exercise of warrants. Including the funds we raised from founding shareholders and in the seed capital offering and depending on the level of equity raised from the exercise of warrants and the amount of grants and other incentives awarded to us, if not all warrants available for exercise are exercised, we expect to require debt financing.

We hope to attract the senior bank loan from a major bank, perhaps with participating loans from other banks, to construct the proposed biodiesel facility. We expect the senior loan will be a construction loan secured by all real property, receivables and inventories. We plan to pay near prime rate on this loan, plus annual fees for maintenance and observation of the loan by the lender. However, there is no assurance that we will be able to obtain debt financing or that adequate debt financing will be available on the terms currently anticipated. If we are unable to obtain senior debt in an amount necessary to fully capitalize the project, we may have to seek subordinated debt financing which could have less favorable terms and could require us to issue additional securities on less favorable terms to us than the securities issued in connection with the dividend. Such less favorable terms or the issuance of securities could reduce the value of the Common Shares.

We do not have contracts or commitments with any bank, lender or financial institution for debt financing. Completion of the project relies entirely on our ability to attract these loans and close on this offering.

Trends and Uncertainties That May Affect Management’s Plan of Operation

Growth and Increased Competition in the Biodiesel Industry

According to the National Biodiesel Board, the biodiesel manufacturing industry is experiencing rapid growth. In 2005, approximately 75 million gallons of biodiesel were produced in the United States and in 2006, approximately 250 million gallons. However, many biodiesel plants do not operate at full capacity, and the National Biodiesel Board estimated the current dedicated biodiesel production capacity of the plants that produced the 75 million gallons in 2005 was approximately 365 million gallons per year. Nevertheless, as of January 31, 2007, the National Biodiesel Board estimated there were 105 biodiesel plants in existence with 864 million gallons of annual production capacity and an additional 1.7 billion gallons of annual production capacity under construction as of such date.

There is currently estimated to be 60 billion gallons per year of domestic diesel fuel consumption. Assuming all domestic diesel consumed were to use a 2% biodiesel blend, there is potential demand for approximately 1.2 billion gallons of biodiesel annually, but approximately 2.5 billion gallons of annual production capacity either currently exists or is under construction. Consequently, there may soon be excess capacity.

Excess capacity in the biodiesel industry may lead to increased competition for feedstock and decreased market prices for biodiesel. Biodiesel production requires significant amounts of soybean oil and animal fat. Gold Ribbon does not have any long-term commitments to acquire soybean oil and other inputs for biodiesel production. If overproduction of biodiesel occurs, we will face increased competition for feedstock which means we may be either unable to acquire the feedstock that we need or unable to acquire them at reasonable prices. In addition, if excess capacity occurs, we may also be unable to market products at profitable prices. If the demand for biodiesel does not grow at the same pace as increases in supply, we would expect the price for biodiesel to decline. Any decrease in the price at which Gold Ribbon can sell biodiesel will negatively impact future revenues. Increased expenses and decreased sales prices for biodiesel may result in operating losses, which would decrease revenues and result in the loss of some or all of investments.

Commodity groups in the Midwest and the enactment of favorable federal and state legislation have encouraged the construction of biodiesel plants, and there are numerous other entities considering the construction of biodiesel plants. The biodiesel industry may become more competitive given the substantial construction and expansion that is occurring in the industry. Currently, there are no operating biodiesel plants in Kansas or biodiesel plants under construction, although there are some near Kansas in bordering states. We are aware of three other proposals to build biodiesel plants in Kansas.

In addition, investors should understand that we face a competitive challenge from larger biodiesel plants and from biodiesel plants owned and operated by the companies that we anticipate would supply our feedstock. These competitors will be capable of producing significantly greater quantities of biodiesel than the amount we will produce. Furthermore, some competitors may not face the same competition we do for feedstock as the companies that own them are suppliers of the feedstock. In light of such competition, there is no assurance that we will be able to compete effectively in the industry. We may generate losses as a result, which would decrease the value of Gold Ribbon stock.

Competition from other sources of fuel may adversely affect the ability to market biodiesel.

Although the price of diesel fuel has increased from its level several years ago, diesel fuel prices per gallon remain at levels below the price of biodiesel. In addition, other more cost-efficient domestic alternative fuels may be developed and displace biodiesel as an environmentally-friendly alternative. If diesel prices do not further increase, government incentive programs are eliminated or reduced or a new fuel is developed to compete with biodiesel, it may be difficult to market our biodiesel, which could result in the loss of some or all of an investment.

Critical Accounting Estimates

Management expects to use estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Significant estimates include the deferral of expenditures for offering costs, which are dependent upon successful financing of the project. The costs incurred to raise equity financing are deferred until that financing occurs. At the time of issue of new equity, these costs are netted against the equity proceeds received. Alternatively, if the equity financing does not occur, we will expense the offering costs. It is at least reasonably possible that this estimate may change in the near term.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Grants, Government Programs and Tax Increment Financing

Currently, there are limited numbers of grants, loans and forgivable loan programs available to biodiesel producers. We anticipate applying for those programs that are available. Although we may apply under several programs simultaneously and may be awarded grants or other benefits from more than one program, it must be noted that some combinations of programs are mutually exclusive. Under some state and federal programs, awards are not made to applicants in cases where construction of the project has started prior to the award date. There is no guarantee that applications will result in awards of grants or loans. In addition, even if a grant is awarded, if we do not meet the conditions or criteria of the grant, we will not receive the grant funds.

BUSINESS

Gold Ribbon is a development-stage company with no operating history or revenues. The holding company and the issuer of the Common Shares and warrants, Gold Ribbon Bio Energy Holdings Inc., was formed on August 29, 2007 in Delaware as the holding company of Gold Ribbon Bio Energy Co., formerly U.S. Bio Energy, Inc., a Kansas corporation that was formed on September 12, 2005. The holding company received all of the shares of the Operating Company in exchange for shares of its stock effective October 10, 2007. The holding company was formed to be the public company and was formed as a Delaware corporation to take advantage of the body of law developed for Delaware corporations.

Gold Ribbon’s current principal address and location is 101 E. Industrial Drive, Sedgwick, Kansas 67135, telephone number is (316) 772-9055.

We estimate that it will take 12 months from the later of the time we receive at least $20,000,000 in equity capital, whether from exercise of the warrants or another source, and enter an agreement with a lender to provide in debt financing, to complete construction of the plant and begin operations.

Product - Biodiesel

If we are able to capitalize the project as described in our financing plan above, we will use the offering proceeds to build and operate a 40 million gallon per year biodiesel plant that we anticipate will be located near Hesston, Kansas, on an approximately 60 acre site. We expect the biodiesel plant to annually process approximately 40 million gallons of a combination of soybean oil and animal fats to produce approximately 37 – 40 million gallons of biodiesel and 26 – 29 million pounds of crude glycerin per year. Biodiesel has a strict standard for use in diesel vehicles or as an energy source for oil fired furnaces and water heating. Wholesale biodiesel is sold to refiners and wholesale petroleum distributors for blending in diesel fuel or fuel oil that is then sold to other distributors or retail petroleum stations. Glycerin is a versatile ingredient used in higher value products like food, chemicals, cosmetics or in its crude form is used in lesser value applications like an energy source or as an ingredient in livestock feed.

Biodiesel is a renewable, biodegradable, alternative fuel or fuel additive used in diesel engines or fuel oil generators. Biodiesel can be used in its pure form or it can be blended with a petroleum-based diesel, often called distillate. It is usually described based on its concentration in distillate diesel fuel. For example, B100 means 100% pure biodiesel with no distillate diesel, B20 means 20% biodiesel with 80% distillate diesel, B2 means 2% biodiesel with 98% distillate diesel.

Biodiesel can be made from a variety of biological production, including animal fats and virgin and recycled vegetable oils and even certain yeasts and molds. The majority of biodiesel production and consumption is in Europe, but we believe that biodiesel is in the early stages of development in the U.S. and Canada.

Biodiesel is composed of monoalkyl esters, which are most commonly referred to as methyl/ethyl esters, which is a long chain of fatty acids and a methyl or ethyl alcohol. The ester based biological products which have had their viscosity reduced through a process called transesterification, which produces biodiesel and glycerin, the thick component of vegetable oil. Gycerol or glycerin is the primary co-product of methyl ester production. Biodiesel is biodegradable, non-toxic and usually free of sulfur and aromatics. Originally, biodiesel was considered a by-product of glycerin soap production.

Biodiesel’s physical and chemical properties, as they relate to operations of diesel engines, are similar to petroleum diesel fuel. As a result, biodiesel may be used in most standard diesel engines without making any engine modifications.

We anticipate that Gold Ribbon’s business will be the production and marketing of the primary product, biodiesel, and its primary co-product, glycerin. If we are unable to complete the construction of the biodiesel plant and commence its operations, or if we are not able to market biodiesel and glycerin, we will not have any sources of revenue and you will likely lose your entire investment.

Co-product - Glycerin

Glycerin, which equals about 10% of the amount of biodiesel produced in the production process, is the primary co-product of the biodiesel production process. Depending on the type of biodiesel production process used, very small amounts of other by-products may be produced, such as soapstock and feed fat. Glycerin is a commercial product with a principal component as glycerol.

Glycerin possesses a combination of physical and chemical properties that may be used in a variety of products. It has over 1,500 known end uses, including many applications as an ingredient or processing aid in cosmetics, toiletries, personal care, drugs and food products. In addition, glycerin is highly stable under typical storage conditions, compatible with many other chemical materials, virtually non-toxic and non-irritating in its varied uses, and has no known negative environmental effects. A clean, odorless, viscous liquid with a sweet taste, glycerin is derived from both natural and petrochemical feedstocks. It occurs in combined form in all animal fats and vegetable oils and constitutes, on average, about 10% of these materials.

Glycerin is marketed based on the purity of its content. The lowest value is considered crude glycerin which is 80% pure glycerin. The next values are refined glycerin 97% purity and USP/Kosher designation for glycerin which has purity of 99.5% or higher. Glycerin is principally used only in its highly refined and purified form.

We intend to market the glycerin produced in our biodiesel production process. However, the continuing increased domestic production of biodiesel may lead to an oversupply of glycerin, which would in turn force glycerin prices lower. This may affect the profitability of our business.

The Biodiesel Production Process

The Process

The primary process of making biodiesel is chemistry called transesterification. The biodiesel process is described in more detail in the diagram below. At a simple level, you take 10 parts oil, 1 part methyl or ethyl alcohol (methanol is most commonly used), and 1/10th part catalyst (most commonly a base catalyst like sodium hydroxide), and combine them under a certain pressure and temperature. From this you get about 10 parts biodiesel and 1 part crude glycerin. The diagram below describes the basic transesterification reaction.

Feedstock Properties

The most important factor in creating methyl esters is the raw materials (referred to in biodiesel production as “feedstock”) used in the process. On average, the feedstock accounts for 20% – 80% of the cost of production. The reason for this wide cost variation is the wide range of possible feedstock materials. For instance, the cheapest input is trap grease which ranges from—$0.05 to + $0.05 per pound. However, this feedstock is a dirty, smelly waste product of food preparation and using it in the production process entails additional equipment, processing costs, processing steps and different conversions. It is unlikely such cheap feedstock such as trap grease could be used to produce regular quantities of biodiesel that could meet required quality standards.

The other extreme is to use very clean, refined soybean oil. This is also called refined, bleached and deodorized oil. In this case, the oil cost is high, $0.255 per pound on average, but transesterification is the only process needed to be done to create a clean and consistent biodiesel and glycerin.

One of the key characteristics that affect the type of processing of the oils into methyl esters is the percentage of triglycerides, the predominant structure of most fats and oils. Triglycerides are a combination of three fatty acid chains combined with a glycerol. Residual fats and oils, compared to refined oil, typically have high free fatty acid (“FFA”) content instead of the fatty acids being connected by a glycerol in a triglyceride. FFAs cannot be made into biodiesel by combining them with methanol and a base catalyst. They can be made into a methyl ester, but instead of a base, an acid (sulfuric acid), catalyst and methanol would have to be used. This process is called acid esterification. This approach is not commonly used by commercial biodiesel producers today, as it has quality challenges associated with use of the acid in the process.

The fatty acid composition of the oil being used in the production process impacts the properties of the biodiesel. Some of the most important factors are the melting point and cetane content of the methyl esters that will be produced from the fatty acid profile of the oil feedstock. The melting point is important because of the issues with managing fats and oils, biodiesel and even petroleum diesel is the problem with gelling and solidifying in cold temperatures.

Oils with a high saturated fat content have a higher melting point when compared to unsaturated fatty acids. For example, soybean oil melts at -12C, but palm oil or lard melt at between 30°C and 40°C. The melting point of methyl esters made from these different feedstocks is different because of the alcohol, but is closely related.

Cetane is a measure of diesel fuel’s combustion quality. Cetane is to diesel fuel what octane is to gasoline. All the hydrocarbons in diesel fuel are indexed to cetane as to how well they ignite under compression (the higher the number, the more easily combustible). There is no performance or emission advantage to raising the cetane past 50 as it hits a plateau at this level. Diesel at the pump can be found in two cetane ranges: 40 – 46 for regular diesel and 45 – 50 for premium.

The challenge in manufacturing biodiesel is that biodiesel made from oil with high saturated fat content has a high cetane, which is good, but it also means the melting point will be higher and could cause solidification at lower temperatures.

Quality Standards

The domestic U.S. biodiesel industry is in its infancy. The National Biodiesel Board, created in the early 1990s, plays a major role in laying the foundation for a commercial biodiesel industry. It has established quality standard specifications. It is important for manufacturers to know what quality of biodiesel to produce, for customers to know what to expect and for auto manufacturers to create cars and trucks with specifications to be able to use the product effectively in their vehicles. The National Biodiesel Board has adopted ASTM D-6751 as a quality standard. This standard is the predominant standard in the domestic biodiesel industry.

A major issue in the biodiesel industry is whether engine manufacturers will void their engines’ warranties if biodiesel is used. Most major engine manufacturers have stated formally that the use of blends of up to B5 (5% biodiesel, 95% distillate diesel) will not void their parts and workmanship warranties. Further, some engine companies have already specified that the biodiesel must meet ASTM D-6751 as a condition to not voiding their warranties. Other engine companies are either in the process of developing this standard or have another standard that predates it. We anticipate that the entire industry will incorporate the ASTM D-6751 standard into its owners’ manuals over time.

We believe that to be successful, Gold Ribbon must manufacture biodiesel within the ASTM D-6751 standard. There is no assurance we will be able to do this and this assurance lessens if we employ a less proven technology.

Feedstock

Demand for Feedstock

Approximately 7.3 pounds of soybean oil is needed to produce one gallon of biodiesel. Depending upon market conditions, we anticipate that Gold Ribbon’s biodiesel plant will process approximately 40 million gallons of soybean oil and/or animal fats per year as the feedstock for its production process.

The National Biodiesel Board estimates that biodiesel production approximately tripled two years in a row from about 25 million gallons in 2004 to 75 million gallons in 2005 and up to 250 million gallons in 2006. Further, the National Biodiesel Board estimates that, as of January 2007, there were approximately 864 million gallons of annual biodiesel production capacity and an additional 1.7 billion gallons of annual capacity under construction to come on line in the next 12 to 24 months. While production will not equal capacity, production is expected to drastically increase in the near term.

This pace of increased production presents a significant challenge to securing feedstock supplies and pricing in both the near and long-term future. In the last three months of 2006, crude soybean oil prices increased up to 46% from the previous year, despite record crops.

There are multiple effects that biodiesel expansion is likely to have on domestic feedstock markets. There will be regional impacts based on local supply availability of feedstocks given biodiesel capacity expansion and regional oilseed crushing dynamics. There will also be an overall market effect as the demand for feedstock oil expands and affects different segments of the oil markets.

In the Kansas, Missouri, Nebraska, Iowa, Colorado and Oklahoma region, there is approximately 87 million gallons of annual biodiesel production in existence. An additional 225 million gallons of annual production capacity is expected from planned expansions or construction within the region. This region is likely to have one of the highest concentrations of biodiesel competition within the United States.

Although there are no commercial scale biodiesel plants under construction in Kansas today, four plants are being proposed with several others in development along the Kansas border which will compete for the available Kansas and regional feedstock oil. If all these plants move forward, there is the potential to bring another 120 million gallons of annual biodiesel production within Kansas over the next two years, which includes our plant. This would consume approximately 62% of the potential Kansas feedstock market.

This regional concentration of production capacity is due, in part, to the fact that soybean and rendered oil prices are lower in this region that in most of the rest of the country. This is due to relatively low soybean prices in the region, the fact there are a significant number of oilseed crushers in the region, meal demand from livestock is relatively strong in this region and the target demand markets for soybean and other oils is relatively far from this region.

Supply

It is estimated that there are more than 400 million gallons of potential feedstock oil produced in the region between oilseed crushers and livestock processing facilities. This means that the current biodiesel capacity in this region will use about 20% of the feedstock oil. However, as new biodiesel capacity comes online the biodiesel draw on these feedstocks would increase to more than 50% of regional supply. This will likely lead to higher prices for feedstock supply.

That being said, most of the existing capacity, expansion and proposed plants are located in Iowa and Missouri, which favors Gold Ribbon due to the proposed site’s proximity to many of the feedstock oil markets with minimal competition to date. Within Kansas, there is an estimated 195 million gallons of feedstock oil available, approximately half beef tallow and half soybean oil. In addition, there are two large crushers along the Kansas/Missouri border accounting for another 86 million gallons of soybean oil.

More specific to the proposed Gold Ribbon plant, there are three companies that collectively produce approximately 109 million gallons of soybean oil per year within 150 mile radius of the proposed plant site. Within a 200 – 250 mile radius, there is another 283 million gallons of annual soybean oil production, which is predominately located in Iowa and Nebraska. While this appears to present a plentiful supply of soybean oil, all of the major oilseed processors have already committed to their own biodiesel production wherein they will consume much of their own soybean oil supply once their biodiesel production comes online.

There is approximately 20 million gallons of rendered beef tallow available annually that is produced with a 100 mile radius of the proposed plant site. An additional 250 million gallons per year of rendered animal fats and oils is produced within a 300 mile radius of Hesston. Most of these plants render their oil on site and sell most of it to feedlots (beef packing plants) or use some internally at feed mills.

While biodiesel produced with beef tallow has good lubricity and stability, it exhibits relative poor cold flow characteristics. Producers creating fuels from a high concentration of animal fats would need to take these cold flow performance implications into account in terms of handling and market strategies. However, these feedstocks sell at a 5 to 8 cent per pound discount to the price of crude soybean oil. Moreover, given the likelihood that we will market fuel to distant rail markets to our south and west, we could likely utilize a relatively high concentration of these types of feedstocks.

Strategy

Our expected procurement strategy will be to leverage the regional oilseed crushers and rendered oil suppliers to procure ingredients competitively that meet stringent quality specifications. Due to the local availability and diversity, primary sources of feedstock will be refined soybean oil, crude degummed soybean oil and rendered oil (i.e., beef tallow). The predominant feedstock used for domestic biodiesel production is soybean oil due to its abundance and availability. Ninety percent of the oil produced domestically is soybean oil. Since the highest demand among biodiesel producers is for soybean oil, our intended flexibility to utilize rendered oil and other fat and oil feedstocks is expected to be critical to our long-term competitiveness.

Gold Ribbon will need to bid competitively for and acquire feedstock oil in order to compete. Further, given the importance of competitive feedstock procurement, we will need a contingency plan to partner or align with crushing and rendering assets to protect against the possibility of feedstock oil pricing pressure accelerating beyond a couple of cents per pound.

We anticipate that Gold Ribbon will engage a third party to procure feedstock for our biodiesel plant. We expect the agreement will require the third party to provide analysis and audit of feedstock suppliers, purchase feedstock meeting specifications and in adequate quantities to fill the production schedule of the facility, negotiate for discounts, and provide transportation, logistics, and scheduling of feedstock deliveries. However, Gold Ribbon has not entered into a definitive agreement to procure feedstock and may never do so. Even if Gold Ribbon is able to enter into an agreement with a third party, there is no assurance that the agreement will be on favorable terms.

Based on location and procurement and marketing strategy, we believe that a sufficient feedstock supply exists in the region to support existing and proposed biodiesel production, including the proposed facility. However, the cost of this feedstock will determine the success of the business. It is important to note that Gold Ribbon, along with these other biodiesel producers that are coming online, will have to purchase this feedstock away from existing customers. The feasibility study prepared by Ascendant Partners indicated that they believe feedstock prices will increase, although the extent of the increase cannot be known.

Costs

The cost of feedstock is the largest single component of the cost of biodiesel production, accounting for 70% to 90% of the overall cost of producing biodiesel. As a result, any increase in prices for feedstock greatly affects the biodiesel industry. Soybean oil is the most abundant oil feedstock available in the United States. The twenty-year average price for soybean oil is approximately 21¢ per pound. However, there is no assurance that the historical prices for oils and fats will continue into the future.

The following graph of historical vegetable oil and fats prices indicates recent increase in prices as well as the relationships between the various fats and oils that may be available for production of biodiesel:

U.S. Vegetable Oil and Fats Prices

Source : Economic Research Service, United States Department of National Resources

As discussed above, increased biodiesel production is likely to have an effect on the cost of soybean oil. Our consultants believe the increased biodiesel capacity will increase soybean oil prices by approximately one cent per pound over each of the next few years.

Below is the Energy Information Administration’s projected Soybean Oil Prices as a Function of Soybean Oil Use for Biodiesel Production for 2004-2013 (using 2002 Dollars per Gallon):

Projected Soybean Oil Prices as a Function of Soybean Oil Use for Biodiesel Production,

2004-2013 (2002 Dollars per Gallon)

Source: Energy Information Administration, Biodiesel Performance, Costs and Use

Marketing Year

Proposed Facility Site

Gold Ribbon has identified an approximately 60-acre tract of vacant land northwest of Hesston, Harvey County, Kansas, for construction of the planned biodiesel plant and has obtained an option to purchase the site which is located on North Emma Creek Road. This option allows Gold Ribbon to purchase all 60 acres at any time prior to September 29, 2008, for a purchase price of $6,000 per acre, or approximately $360,000. Notwithstanding having obtained the option, we may change the location of the plant for any reason.

The site is located in direct proximity to other industrial operations in the area, including a large farm equipment manufacturing company and has ready access to significant road corridors and a working rail line. Sixty acres provides ample land for the proposed production capacity.

This site is part of an existing industrial park in Hesston, which park already has available necessary utilities. A representative of the City of Hesston has verbally indicated the city would pay for extension of the existing natural gas line to the site and this line has sufficient existing capacity to support our anticipated requirements. The electric line that services an adjacent industrial park is large enough to support the project, although the current load demand on this line is currently unknown. Nearby water lines have sufficient capacity and could be extended to the site with support from the City of Hesston which it has indicated it would provide. There is no formal agreement at this time with the City of Hesston relating to these matters.

Currently there is no adequate waste water removal system at the site, but the City of Hesston has indicated that if the plant moves forward it would pay to extend its sewer to our site, assuming we do not utilize a technology that minimizes waste water. To alleviate annual sewer costs, we will consider building our own waste water removal system that supports plant operations.

The proposed site is near sources for potential feedstock. There are three companies that collectively produce approximately 109 million gallons of soybean oil per year within a 150 mile radius of the proposed site. Moreover, within a 200 – 250 mile radius, there is another 283 million gallons of annual soybean oil production, which is predominately located in Iowa and Nebraska. Further, there is approximately 20 million gallons of rendered beef tallow available annually which is produced with a 100 mile radius of the proposed plant site. An additional 250 million gallons per year of rendered animal fats and oils is produced within a 300 mile radius.

While the proposed site is vacant land previously used for agricultural purposes, it is in an industrial park with nearby manufacturers and we could encounter hazardous materials at the proposed site. If there are hazardous conditions at the chosen site, construction of the biodiesel plant could be delayed. If we receive notice of a hazardous condition, we may be required to correct the condition prior to commencing or continuing construction. The presence of a hazardous condition will likely delay construction of our proposed biodiesel facility and may require significant expenditure of our resources to correct the condition.

Transportation and Delivery

Management of inbound and outbound transportation and logistics management are critical to long-term success. To be competitive, the site must support industrial truck and rail traffic on both the inbound and outbound sides of the operation.

Roadways

The proposed site is bordered by Hesston Road (Highway 81) to the west and Emma Creek Road to the east, both of which are able to support industrial traffic. The site is located within two miles of I-35, a major North/South corridor, and within 8 miles of Route 50 to the south and about 60 miles from I-70 to the North, both major East/West transportation routes.

Railways

The site borders a short north/south railroad line owned and operated by the Kansas and Oklahoma Railroad (“K&O”). K&O services a number of major industrial customers along this line as well as many other smaller clients. The line runs three days per week and has interchange agreements in place with the Union Pacific Railroad to the north at McPherson, Kansas and with the BNSF to the south at Newton, Kansas.

Based on preliminary discussions, K&O indicates it is willing and able to support the proposed operations at the site with rail service. Given the many smaller customers on this rail line, K&O indicated it would be willing to support anticipated small car load demand at the site. K&O has stated we will need to install a double-ended switch to ensure flexibility to receive and deliver cars from both the north and south. We have included in our project budget capital costs to support development of adequate rail siding and infrastructure, including the double-ended switch.

Employees

Gold Ribbon expects needing approximately 24 employees to operate and administer the 40 million gallon biodiesel plant, including a general manager and a plant manager. The current budget for annual employee compensation and benefits is approximately $1,225,000. Below is a table showing the positions anticipated with the number of employees in each position.

Position	No. of Employees
Plant Personnel
Plant Manager	1
Commodities Manager	1
Marketing Manager	1
General Plant Operators	12
Maintenance Supervisor	1
Lab Technician	1
Shipping/Receiving	2
Misc./Yard	2

Position	No. of Employees
Administrative Personnel
General Manager	1
Administrative Assistant	1
Controller	1

Total	24

The position titles, job responsibilities and numbers allocated to each position may differ when employment for each position begins.

Gold Ribbon intends to enter into written confidentiality agreements with officers and employees. Among other things, these agreements will require such officers and employees to keep strictly confidential all proprietary information developed or used in the course of business as well as information relating to the financial condition and prospects of the business.

Gold Ribbon’s success will depend in part on the ability to attract and retain qualified personnel at competitive wage and benefit levels. We must hire qualified managers, accounting, human resources and other personnel. We operate in a rural area with low unemployment. There is no assurance that we will be successful in attracting and retaining qualified personnel at a wage and benefit structure at or below those assumed in budgeting. If we are unsuccessful in this regard, such event may negatively affect our operations, cash flows and financial performance.

Biodiesel Industry

General Demand

Diesel fuel is one of the petroleum products that make up the majority of distillate fuel oils. Distillate fuel oils are the general classification for one of the petroleum products produced in conventional distillation operations. Distillate fuels are used primarily for space heating, diesel engine fuel and electric power generation. Included are products known as No. 1, No. 2 and No. 4 fuel oils; No. 1, No. 2 and No. 4 diesel fuels. All of these distillates are target markets for biodiesel.

The distillate fuel market in the U.S. has grown at an average annual rate of approximately 2.3%. The market is currently estimated at 63 billion gallons, but growth is likely to slow some in the near-term due to higher prices and an expanding light duty diesel fleet. The distillate market is less than half the size of the domestic gasoline market. Diesel fuel makes up about two-thirds of the distillate fuel use and fuel oil about one-third.

The ability to market and sell biodiesel will be heavily dependent upon the price of petroleum-based diesel fuel as compared to the price of biodiesel, in addition to the availability of economic incentives to produce biodiesel. In 2005, the United States biodiesel market accounted for less than one-tenth of 1% of the diesel estimated to be used in 2005. The range in the two national projections for biodiesel use in five years is between 175 million gallons (U.S. Department of Agriculture) and 944 million gallons (National Renewable Energy Lab), with an average of approximately 500 million gallons.

Biodiesel has received public attention in recent years for several reasons. First, biodiesel is made from renewable sources and provides environmental benefits over petroleum-based diesel, including reduced emissions of carbon dioxide, carbon monoxide, particulate matter and sulfur. Further, in a 1998 study, the Department of Energy and the Department of Agriculture found that biodiesel has a positive energy balance: for every 3.2 units of energy produced, only 1.0 unit of energy is consumed in the production process. Biodiesel mixes easily with diesel fuel at rates between 2% and 100%, and it improves the lubricity of petroleum based diesel fuel at levels as low as 2%. The increased lubricity reduces the friction of petroleum based diesel fuel and may result in longer equipment life and protection of fuel injectors.

However, the United States biodiesel industry is still in its infancy, especially when compared to the much more developed ethanol industry. According to the Department of Energy, the United States annually consumes approximately 105 billion gallons of gasoline and approximately 60 billion gallons of diesel fuel. The biodiesel industry produced only approximately 75 million gallons of biodiesel in 2005, which constituted less than 0.2% of the domestic diesel fuel market. As discussed above, this production is increasingly very quickly. However, when counting the biodiesel production capacity increases in 2006 and anticipated increases over the next two years, capacity will still equal a small percentage of domestic diesel fuel consumption on an annual basis.

The biggest change in diesel fuel in the last decade is the governmental policies and requirements to decrease regulated emissions. This change has caused refineries to employ technology to reduce the sulfur and other emissions in diesel fuel. By early 2006, approximately 20% of the distillate fuel produced had a sulfur content greater than 500 parts per million (“ppm”). It will be much more difficult to reduce the sulfur content in a large percentage of the diesel fuel below 15 ppm. As of June of 2006, all diesel fuel must be below 15 ppm, which is considered Ultra Low Sulfur Diesel. The problem for refiners when the majority of diesel is required to meet the lower sulfur specification is it materially decreases the lubricity properties of the diesel. The requirement for removing the sulfur from diesel is one of the opportunities for biodiesel because including biodiesel in percentages as low as 1% increases the lubricity properties of the Ultra Low Sulfur Diesel.

The majority of distillate fuel is diesel fuel that goes to what the Energy Information Administration calls “On-Highway” diesel. This is diesel used by vehicles that classify the majority of their use on road and are subject to Federal Excise Taxes. Other diesel fuel vehicles like farm equipment, construction equipment, railroad engines and marine vessels are considered “Off-Highway” vehicles and are not subject to Federal Excise Taxes.

Biodiesel demand in the U.S. has historically been driven predominantly by requirements of the Energy Policy Act of 1992 relating to public fleets, but biodiesel is also being sold as a premium diesel product. Due to the enactment of the biodiesel tax credit which provides a federal excise tax credit for use of biodiesel/diesel blend fuels for blenders through 2008, the market today goes from a niche market for public fleets to potentially all major distillate markets (on and off-highway diesel, heating oil, etc.). There are a number of marketers that have been able to introduce biodiesel into mainstream retail stations. Some of these leading marketers are Renewable Energy Group, World Energy Alternatives, Noble Americas, Cenex/Harvest States.

The following factors continue to be the critical factors that will drive the biodiesel expansion:

•	The expectation of continued strong petroleum prices over the next five to ten years (above the historical averages from the pre-2000 time period).

•	The renewal of the biodiesel tax credits beyond 2008.

•	Continuation of the Commodity Credit Corporation (CCC) Bioenergy program to facilitate new supply.

•	Some material segment of the marketplace seeing biodiesel as a good remedy for the lubricity issues that will occur with the required use of Ultra Low Sulfur Diesel.

•	Avoiding quality problems that could give biodiesel a bad reputation in the marketplace.

•	Continued unrest in the Middle East and terrorist threats keeping focus on alternatives to petroleum.

•	No sustained rally in feedstock prices that could threaten supply.

•	No material resistance from ozone non-attainment areas or there is a relatively easy and cheap fix for the NOx emissions.

•	Availability of biodiesel supply.

Even though there are a number of larger commercial plants that are likely to come on line over the next 18 months, the current demand for biodiesel has very much outstripped supply due to the biodiesel tax credit, special state incentive programs (Minnesota, Illinois), more public awareness and very high petroleum prices.

Biodiesel Pricing

The availability of historical pricing information for biodiesel is limited. The Department of Energy Alternative Fuels Data Center publishes the Clean Cities Alternative Fuel Price Report, which reports data collected from cities involved in the Clean Cities program. For January 2008, the agency reported the nationwide average price for diesel fuel was $3.40 per gallon. Average biodiesel prices reported by the participating cities varied depending on the blend. B20 had an average price of $3.37 per gallon, B2-B5 was $3.31 per gallon, and B99-B100 cost $3.69 per gallon. The following chart compares the historical national average prices per gallon of diesel fuel with the median prices of biodiesel that were reported:

Historical B20 and Diesel Price Estimates in the U.S. (Includes Taxes)

Information Source: U.S. Department of Energy Alternative Fuels Data Center, Clean Cities Alternative Fuel Price Report

Biodiesel costs more to produce and more to its consumer per gallon than petroleum diesel fuel which is more readily available. Consequently, in order for biodiesel to be sold profitably, it is dependent upon a Federal tax credit and other government subsidies and mandated use programs. These subsidies and programs are described below. There continues to be significant volatility in the petroleum complex and historically high prices. There seems to be growing market consensus that the marketplace is structurally in a higher oil and petroleum price environment than in previous decades.

During the 1990’s, oil prices, West Texas Intermediate Crude (“WTI”) ranged from $15/bbl to $35/bbl (avg $21 /bbl) and #2 diesel wholesale prices range from $0.45/gal to $1.1 0/gal (avg $0.75/gal). In 2007, WTI prices ranged between $55/bbl and $95/bbl. This pricing has major implications for the biodiesel market. Given that biodiesel is not a governmentally mandated fuel like ethanol, the combination of the governmental incentives, such as the biodiesel tax credit, and economic competitiveness, such as higher diesel prices, are critical for continued biodiesel market expansion. The table below graphically illustrates the recent movement in prices.

The Energy Information Administration breaks up the country into five Petroleum Administration Defense Districts (PADD) to report petroleum information. The map in the figure below shows the average premium of distillate fuel over the national average (ten year). This premium will provide price support if biodiesel is marketed to the West Coast and the Rockies areas.

The following shows the range of biodiesel prices required to break even for a given level of feedstock costs and operating cost structure. To make the biodiesel price shown about on par with diesel, the biodiesel tax credit must be deducted from the biodiesel price listed ($1 .00/gal for agri-biodiesel and $0.50/gal for used oil feedstocks). Looking forward there is more risk to lower future prices of petroleum and biodiesel than in the near term so the biodiesel price projection from the projected crude/diesel prices reverting back to the new mean, the $1/gal biodiesel tax credit and a declining biodiesel premium as biodiesel supply expands.

Biodiesel Oil Feedstock Cost and Biodiesel Price

Compared to Petroleum Oil Cost and Diesel Price

	Biodiesel				Biodiesel less $1.00		Petroleum			1990s	2000s
	Oil Feedstock $/lb	Oil Feedstock $/Gal	Biodiesel, Low $/Gal	Biodiesel, High $/Gal	Biodiesel, Low $/Gal	Biodiesel, High $/Gal	Crude $/barrel	Crude $/Gal	Diesel $/Gal	Range	Range
Low	0.050	0.378	0.578	1.078	-0.423	0.077	15.000	0.357	0.597	low
	0.080	0.604	0.804	1.304	-0.196	0.304	18.750	0.446	0.686
	0.110	0.831	1.031	1.531	0.031	0.531	22.500	0.536	0.776	avg
	0.140	1.057	1.257	1.757	0.257	0.757	26.250	0.625	0.865
	0.170	1.284	1.484	1.984	0.484	0.984	30.000	0.714	0.954		low
Average	0.200	1.510	1.710	2.210	0.710	1.210	33.750	0.804	1.044
	0.230	1.737	1.937	2.437	0.937	1.437	37.500	0.893	1.133	high
	0.260	1.963	2.163	2.663	1.163	1.663	41.250	0.982	1.222		new
	0.290	2.190	2.390	2.890	1.390	1.890	45.000	1.071	1.311		avg
	0.320	2.416	2.616	3.116	1.616	2.116	48.750	1.161	1.401		range
	0.350	2.643	2.843	3.343	1.843	2.343	52.500	1.250	1.490
	0.380	2.869	3.069	3.569	2.069	2.569	56.250	1.339	1.579
	0.410	3.096	3.296	3.796	2.296	2.796	60.000	1.429	1.669
	0.440	3.322	3.522	4.022	2.522	3.022	63.750	1.518	1.758
High	0.470	3.549	3.749	4.249	2.749	3.249	67.500	1.607	1.847		high

The biodiesel price has averaged well above the $2.65 per gallon for B 100, as described in the chart below, in Wichita, Kansas over the last several years.

The national average biodiesel price for January 2008 for B100 was $3.69 per gallon.

With the enactment of the biodiesel tax credit and the higher prices of diesel fuel and fuel oil, demand for biodiesel has accelerated. With a baseline to biodiesel prices based on its correlation with crude oil, the next question is to determine what the expected value for crude oil will likely be over the next five years. The chart below is an indication of how the crude oil futures markets viewed the outlook. As of September, 2006, the crude oil futures through 2011 are expected to remain over $55 per barrel. At $55 per barrel of crude oil, one would correlate that wholesale biodiesel would range from about $2.45 to $2.60 per gallon. Additionally, the chart below the futures chart is the Department of Energy’s (DOE) projections for crude oil through 2030. DOE’s projections never fall below $50/barrel for crude oil.

Biodiesel Price Projection

Long-Term Petroleum Price Forecast (EIA)

Using the preceding as insight into the outlook for diesel pricing, Ascendant Partners, the consultant that conducted our feasibility study used $2.45/gallon as the base biodiesel price as an assumption in the financial feasibility studies. For the purpose of assessing the feasibility of the facility, they assumed that, on average, 80% of production will need to move to distant rail markets. Further, they assumed a cost of $0.10 per gallon to deliver the biodiesel to these markets and that Gold Ribbon will receive a $0.05 per gallon premium for delivering to high demand markets. The following table profiles the pricing assumptions used in the feasibility analysis in more detail.

USBE Weighted Average Biodiesel Pricing

	Sales	Base Price	Market Premium	Total Price	Transportation	Net Price	Weighted Avg Cost
Local/Regional	20%	$2.45	$—	$2.45	$0.04	$2.42	$0.48
Distant Markets	80%	$2.45	$0.05	$2.50	$0.10	$2.40	$1.92

Weighted Avg Net Biodiesel Price							$2.40

Government Biodiesel Supports

We anticipate the domestic demand for biodiesel to grow significantly over the next ten years due to the demand for cleaner air and an emphasis on energy security and governmental policy which is supportive of the biodiesel industry. The most prominent federal policies that have established the groundwork for biodiesel market development are discussed below along with some state incentives.

Biodiesel Tax Credit. The American Jobs Creation Act of 2004 created the Volumetric Ethanol Excise Tax Credit (“VEETC”) for biodiesel of $1.00 per gallon for agri-biodiesel or biodiesel derived solely from crude soybean oils (including esters derived from crude soybean vegetable oils), corn, soybeans, sunflower seeds, cottonseeds, canola, crambo, rapeseeds, safflowers, flaxseeds, rice bran, and mustard seeds, and from animal fats. The VEETC may be claimed in both taxable and nontaxable markets, including exempt fleet fuel programs and off-road diesel markets. The purpose of the VEETC is to incentivize the use of biodiesel and encourage petroleum blenders to blend biodiesel. The VEETC, which was originally set to expire in 2006, has extended through December 31, 2008 by the Energy Policy Act of 2005.

Biodiesel historically has a higher per gallon cost than petroleum diesel and this credit is key to making biodiesel closer to economic par with petroleum diesel. While the credit is primarily provided to the blender, most of it is anticipated to be passed on to consumers. The VEETC reduces the incremental cost to the consumer using biodiesel fuel blends in all distillate types. This credit may offset all or only some of the incremental cost of biodiesel, depending on the differences in prices between diesel fuel and biodiesel. When the credit equals or exceeds the difference in cost, demand for biodiesel should increase. When the credit is less than the difference in cost, a decrease or modest increase in demand may be experienced.

Energy Policy Act (“EPAct”) of 1992 and Amendments. In 1992 Congress enacted the Comprehensive Energy Policy Act. The intent of the statute was to strengthen the nation’s energy security by displacing imported petroleum through promotion of alternative fuels and alternative fueled vehicles. EPAct requires state fleet authorities, certain federal fleets and the fleets of alternative energy providers such as utilities, to purchase vehicles capable of running on alternative fuels. Not until 2001 were regulations under the EPAct revised to create demand for biodiesel. This increased demand for B20. Prior to the biodiesel tax credit, the EPAct customers were the most significant share of B20 sales. Military purchases make up the majority of EPAct demand.

Current law allows fleets to meet up to 50% of their alternative fueled vehicles acquisition requirements through the use of biodiesel in vehicles weighing in excess of 8,500 pounds gross vehicle weight. Proposed changes to the legislation would allow entities, subject to the EPAct requirement, to use biodiesel to meet 100% of their requirements. However, proposed changes would also further expand the options by which subject fleets could meet the EPAct requirement outside of biodiesel.

EPA Low-Sulfur Diesel Fuel Regulation Impact. The Environmental Protection Agency has issued regulations which require that the amount of sulfur in diesel fuel be lowered for on-road vehicles from 500 parts per million to 15 parts per million. Off-road diesel fuel is required to have lower sulfur emissions in phases reducing to 15 parts per million in 2010. The benefit for biodiesel in this process is that such ultra-low sulfur content in petroleum diesel reduces its lubricity and, biodiesel has a high lubricity level event at blends as low as 1% to 2% biodiesel. While the low-sulfur regulations pose a great opportunity for increasing demand for biodiesel, oil refiners and transports have been slow to implement the ultra-low diesel fuel requirements and there are significant transportation and logistic problems to these regulations and inserting biodiesel into this process.

Renewable Fuels Standard. The Energy Policy Act of 2005 creates the Renewable Fuels Standard (“RFS”) enacted to ensure that certain volumes of renewable fuels are sold or introduced into commerce in the United States annually. It mandates that 7.5 billion gallons of renewable fuels be used annually by 2012. The standard began at 4.7 billion gallons in 2006 and increases to 7.5 billion gallons by 2012. The RFS may result in an increased demand for biodiesel. However, in 2004, ethanol production totaled more than 3 billion gallons, and the current ethanol production capacity is over 5 billion gallons per year. As a result, the mandates of the RFS may be met by use of ethanol alone and thus have a much smaller impact on use of biodiesel which may not be used in any significant way to fill the RFS.

Small Agri-Biodiesel Producer Tax Credit. The Small Agri-Biodiesel Producer Tax Credit establishes a 10 cent per gallon tax credit for agri-biodiesel producers. The credit is applicable for up to 15 million gallons of agri-biodiesel produced and is limited to producers with under 60 million gallons of annual production, which would include the proposed facility. This tax credit is an income tax credit at the corporate level. The regulations implementing this credit, which is designed after a similar ethanol tax credit, have not yet been written and Gold Ribbon will be required to comply with a qualification process to obtain this credit.

Authorization to add Biodiesel to Strategic Petroleum Reserve. Congress has granted the Secretary of Energy the authority to acquire and store up to 100 million gallons of biodiesel fuel as part of the Strategic Petroleum Reserve. This acquisition would be funded by the sale of crude oil from the Reserve. The purpose of this legislation was to create additional demand for biodiesel through federal purchases. However, such a purchase has not yet occurred and the Secretary of Energy is not required to make such a purchase.

Mandated Use of Biodiesel in Federal Diesel Vehicles. Section 248(f) of the Clean Air Act has been modified to require that all agencies use biodiesel fuel to operate any Federal vehicles that use diesel fuel, unless the cost is prohibitive. This program would expand demand for biodiesel.

State Legislation. Several states are currently researching and considering legislation to increase the amount of biodiesel used and produced in their states. Minnesota has mandated biodiesel use and requires that all diesel fuel sold in the state contain at least 2% biodiesel. Other states have enacted legislation to encourage, but not mandate, biodiesel production and use. Kansas has the following incentives:

•	Renewable Fuel Retailer Incentive

Beginning January 1, 2009, a licensed retail motor fuel dealer may receive a quarterly incentive for selling and dispensing renewable fuels, including biodiesel. Qualified motor fuel dealers are eligible for up to $0.065 for every gallon of renewable fuel sold and up to $0.03 for every gallon of biodiesel sold, if the required threshold percentage is met. The threshold percentage for the incentive payment will increase on an annual basis from 10% for renewable fuel and 2% for biodiesel in 2009 to 25% beginning on January 1, 2024. Funds will be allocated from the Kansas Retail Dealer Incentive Fund.

•	Biofuels Production Incentive

A biodiesel fuel production incentive is available in the amount of $.30 per gallon of biodiesel fuel sold by a qualified Kansas biodiesel fuel producer. The incentive is payable to producers from the Kansas Qualified Biodiesel Fuel Producer Incentive Fund. Funding will be made available for the production of biodiesel fuel beginning July 1, 2007.

•	Alternative Fuel Refueling Infrastructure Tax Credit

Kansas offers an income tax credit for alternative fuel refueling stations placed in service after January 1, 2005, and before January 1, 2009. The tax credit, worth up to 40% of the total amount, may not exceed $160,000. For any refueling station placed in service after January 1, 2009, the amount may not exceed $100,000. This tax credit should be deducted from the taxpayer’s income tax liability for the taxable year in which the expenditures are made. In the event the credit is more than the taxpayer’s tax liability for that year, the remaining credit may be carried over for up to three years after the year in which the expenditures were made.

•	Biofuels Use Requirement

A 2% or higher blend of biodiesel must be purchased for use in state-owned diesel powered vehicles and equipment, where available, as long as the incremental price of biodiesel is not more than $0.10 per gallon as compared to the price of diesel fuel. Further, individuals operating state-owned motor vehicles must purchase fuel blends containing at least 10% ethanol, as long as these fuel blends are not $0.10 per gallon more than the current price per gallon of regular gasoline fuel.

•	Alternative Fuel Vehicle (AFV) Acquisition Requirements

In model year 2000 and thereafter, 75% of new light-duty motor vehicles (less than or equal to 8,500 pounds gross vehicle weight rating) acquired by the state fleet and its agencies, which are used primarily within a metropolitan statistical area or a consolidated metropolitan statistical area, are required to be AFVs.

Environmental and Health and Safety Regulations. Environmental regulations that may affect biodiesel production and use change frequently. The government could relax or eliminate any of the current incentives for biodiesel. Moreover, it is possible that the government could adopt more stringent federal or state environmental rules or regulations, which could increase operating costs and expenses. The government could also adopt federal or state environmental rules or regulations that may have an adverse effect on the use of biodiesel. Furthermore, the Occupational Safety and Health Administration (“OSHA”) will likely govern plant operations. OSHA regulations may change such that the costs of the operation of the plant may increase. Any of these regulatory factors may result in higher costs or other materially adverse conditions and affect our operations, cash flows and financial performance.

Glycerin Market

With the exception of synthetic glycerin production, and a small volume manufactured by fermentation, glycerin is derived as by-product from the manufacture of other commodity fat and oil derivatives, and therefore, glycerin is largely supply driven and produced irrespective of market demand. Over 40% of the glycerin production is located in Europe, 25% in the Pacific Rim, and approximately 32% of the glycerin capacity is in the United States which has been a net importer of glycerin, supplied primarily from Europe, and the Pacific Rim. The United States is the leading consumer of glycerin in the world, with a market share of 28%, an annual consumption of 636 million pounds in 2005, and an annual growth rate of 4.12% for the years 1996 to 2005. Of the 636 million pounds of glycerin consumed domestically in 2005, approximately 11% was produced as a co-product of biodiesel production. The portion of glycerin produced as a co-product of biodiesel production is expected to more than triple. This new production source will quickly oversupply the market and is already placing downward pressure on prices, especially for crude glycerin (80% purity).

If the U.S. biodiesel industry continues to expand rapidly, it will likely significantly oversupply the marketplace for glycerin and drive prices lower. For those whose primary business is the manufacturing of glycerin, they will likely go out of business. Markets are responding to the building glut of glycerin related to the expansion in biodiesel production. Prices have been falling and are expected to continue to do so as more glycerin becomes available. These low prices have already caused synthetic glycerin producers to shutter their synthetic plant operations. Biodiesel plants are now faced with the question of what to do with the glycerin once it is produced. Some biodiesel plants are giving it away or burning it for its BTU value (7,688 BTU/pound), while others are paying to have it taken away.

Historically, glycerin pricing ranged from $0.48 to $1.08/lb for USP 99.5% glycerin (spot market bulk shipments) over the last 25 years. The volatility in market prices has been primarily a result of oversupply of glycerin rather than radical changes in demand. While there can be no doubt that the short term impact of the expanding supply is downward pressure on prices in the glycerin market, it is anticipated that, with these new market economics, coupled with the attractive product attributes and versatility of glycerin, new markets and opportunities will emerge in the future. While many believe that prices will rebound in the near future, there is accord that the market will not likely see the highs experienced in recent history.

In recent years, a significant amount of research has been dedicated to the further development of glycerin applications and there is currently strong support from fat and oil associations, governments, and glycerin users and producers, as well as academic institutions to develop innovative applications, products and technologies. This research has accelerated as a reflection of the anticipated impact of the expanding biodiesel complex in the United States. As prices for crude glycerin continue to decline and supply increases, it is becoming more and more important for organizations that produce glycerin to find markets for their product.

At the same time it is clear that it is early in this research and development phase of this market development. There is much uncertainty regarding which applications will create the most value; or which technologies will be the most reliable, cost effective and efficient; let alone when these new innovations will be commercially viable. Promising avenues for future consideration are emerging including the aggregation and refining of glycerin into higher value products and/or transforming the chemical composition of the glycerin to produce higher value fuels and chemicals that serve as a substitute for petroleum based products.

The majority of the research has centered on the chemical restructuring of glycerin to form new chemical compounds. The bulk of this research has further focused on the conversion of glycerin into propylene glycol. Other research has been conducted to restructure the glycerin into various alcohols and gasses (i.e., hydrogen). Some other glycerin derivative applications being developed are detergent additives (surfactants), emulsifiers, antifreeze, anti-icing and de-icing (propylene glycol) and bio-based polymers. In addition, there are growth opportunities in glycerin’s traditional emulsification applications in personal care, food additives and pharmaceutical ingredients.

It would appear that the most attractive potential opportunity for glycerin comes from propylene glycol applications. As petroleum prices have increased, so have the cost of antifreezes, anti-icing and de-icing applications. Derivatives of propylene glycol, which is derived from a mix of glycerin, H2, H2O, a catalyst and pressure, can be used in resins, antifreezes, esters and paints. Antifreeze applications would have the advantage of being biodegradable and non-toxic. In polymers and coatings, glycerol will react easily with organic and inorganic compounds to form aldehydes, esters and ether. In the presence of multiple alcohol groups it facilitates the formation of polymer chains to form polyesters, polyethers and carbonates. The advantage of glycerol used in polymers and coatings is that it is renewable, biodegradable, nonflammable and nontoxic. The market is still in the early stages of development.

A summary of the key drivers of change in this market include:

•

Glycerin is a versatile product with many attributes highly valued in today’s market including non toxicity, environmentally safe and applications in stable and growing markets such as health care, food and personal care industries;

•	Increasing glycerin supplies as a result of the biodiesel expansion is placing downward pressure on prices in the market, especially for crude grade products;

•	Increased petroleum prices have resulted in higher costs of petroleum based products, many of which serve similar purposes to glycerin based products;

•	These new economics are increasing the relative attractiveness of glycerin as a substitute for petroleum based products;

•	Changing production dynamics, from market driven to supply driven markets, are changing the structure of the supply chain;

•	These market dynamics are driving an ambitious slate of research and business development initiatives to identify and commercialize new product applications and technologies.

Competition

The manufacture and sale of biodiesel is part of a very competitive environment. Gold Ribbon will compete with large, multi-product companies and other biodiesel plants with varying capacities and will face competition for capital, labor, management, feedstock and other resources. Many of our competitors have greater resources than Gold Ribbon currently has or will have in the future. Some of our competitors have soy-crushing facilities and are not reliant upon third parties for feedstock supply. Further, we anticipate that as additional biodiesel plants are constructed and brought online, the supply of biodiesel will increase and may outpace demand. This would cause prices for biodiesel to decrease. There is no assurance that Gold Ribbon will be able to compete successfully or that such competition will not reduce the ability to generate the revenues necessary to operate the plant.

In addition, there are a sizable number of small commercial producers with plants that range in size from less than 500,000 to 5 million gallons of annual production capacity, most of which are small batch plants employing a handful of people and generally serve their local market directly by truck. However, larger commercial facilities with between 5 and 100 million gallons of annual capacity are increasing in number. Historically, there have not been plants with annual capacity much in excess of 12 million gallons of annual production, but many of the commercial plants now being built have annual capacities between 30 and 100 million gallons. Total commercial capacity is estimated to be approximately 864 million gallons as of January 31, 2007 with an additional 1.7 billion gallons of annual production under construction, for a total estimated annual capacity of 2.6 billion gallons. Oleo chemical companies, chemical companies, soap companies and fatty acid companies often also have the ability to make biodiesel, although it is not their primary business.

The majority of domestic biodiesel plants have come online in the last 7 years to meet the increased demand. Since the EPAct was updated in 2001, the biodiesel market has grown from about 5 million gallons per year in 2001 to 75 million gallons in 2005. As of January 31, 2007, there is approximately 860.4 million gallons of annual production capacity available. There are currently estimated to be over 105 biodiesel manufacturing facilities that are currently producing. These existing plants are typically located in areas with access to feedstock. Below is a map depicting the current 105 plants in production with approximately 864 million gallons per year of production capacity.

‘BQ’ Denotes BQ-9000 Accredited Producers

Source: National Biodiesel Board

http://www.biodiesel.org/pdf_files/fuelfactsheets/Producers%20Map%20-%20existing.pdf

The National Biodiesel Board further estimates that an additional annual reported maximum production capacity of 1.16 billion gallons is under construction as of January 25, 2008 through 57 new facilities and expansion of 3 existing facilities. This expansion is depicted below by location.

Source: National Biodiesel Board

http://www.biodiesel.org/pdf_files/fuelfactsheets/Producers%20Map%20-%20Construction.pdf

We expect that additional biodiesel producers will enter the market if the demand for biodiesel continues to increase. In a market for a uniform commodity, such as biodiesel, the methods of competition are generally based upon variables other than the product itself. The uniform nature of the product limits competitive advantage based upon unique or improved product features. Therefore, the proposed plant will compete with other biodiesel producers on the basis of price and, to a lesser extent, delivery service.

A large percentage of the biodiesel being produced in the United States is produced from a soybean oil feedstock. We anticipate this will change over time as more plants are designed with flexible feedstock capability similar to our planned operation.

Sales and Marketing

Gold Ribbon’s target truck territory will range from Wichita and Kansas City, to the East, to Oklahoma City and Oklahoma refiners in the South. The majority of the current and potential large commercial biodiesel plants will be north and east of the proposed plant, but will compete strongly for local markets. The desire to have customers in local markets is driven by the cost of transporting biodiesel longer distances. We anticipate that by the fourth year of production that we could market as much as 30% of our biodiesel production to our local target truck market. While there is currently not significant biodiesel competition in our local market as Kansas only had about 760,000 gallons of biodiesel sales in 2005, this is expected to change drastically as additional biodiesel plants come online in our local market. Consequently, we do not anticipate our share of the local truck market will ever exceed 30% of production and we anticipate that we will initially market 80% of our biodiesel production to longer distance rail markets.

Given that our feedstock procurement strategy will be dependent on a relatively high concentration of high saturated fat feedstocks, such as beef tallow, and not refined soybean oil, the biodiesel we expect to produce will not flow as well at very cold temperatures as the biodiesel made primarily from refined soybean oil by most of our competitors. Consequently, when coupling this fact with the fact that we believe the local truck market will not ever consume a majority of our production, we will likely need to transport our biodiesel production to southern markets in Texas, New Mexico and southern California in the winter months to avoid cold flow and gelling issues. Further, these destination markets represent attractive diesel and biodiesel markets, many including premium priced fuel markets which should offset much of the added transportation costs for our product.

While there is not a large concentration of metropolitan areas in the local market around Hesston, there is a significant amount of refined diesel products that are transported from the Texas Gulf Coast, Texas/Oklahoma Panhandle, Northern Oklahoma and Kansas to the Midwest and Upper Midwest population centers. As biodiesel use further develops, there may be opportunities to tie into the refiners, terminals and pipelines that are moving refined petroleum diesel from and to these regions. However, until the biodiesel markets develop further, it is unlikely Gold Ribbon would be able to enter into any long-term contracts or off-take arrangements to enter this supply.

The following table outlines Gold Ribbon’s outbound biodiesel pricing and transportation assumptions used in Gold Ribbon’s project feasibility assessment:

U.S. Bio Energy Weighted Average Biodiesel Pricing

(per gallon)

	Sales	Base Price	Market Premium	Total Price	Transportation Cost	Net Price	Weighted Avg. Cost
Local/Regional (Truck)	20%	$2.45	—	2.45	$0.04	$2.42	$0.48
Distant Markets (Rail)	80%	2.45	$0.05	2.50	0.10	$2.40	$1.92

Weighted Avg. Net Biodiesel Price							$2.40

Some large renewable fuel marketers are beginning to pursue moving more product via the Mississippi River system and regional shuttle terminals. The large concentration of independent renewable fuel plants in the Midwest have been expanding product movement on the Mississippi River as new markets open East of the Mississippi River. Further, there are initiatives looking to create unit train terminals in the Midwest that could move regular unit volumes of ethanol and biodiesel to terminals being developed in East Coast and West Coast destination markets. Consequently, selection of a credible professional marketer will be an important factor for long-term success.

Gold Ribbon intends to enter an agreement with World Energy Alternatives, which has significant experience in marketing renewable fuels, to be the marketer. However, Gold Ribbon has not yet entered an agreement with World Energy Alternatives nor come to an agreement on fees and obligations. If we are unable to enter a binding agreement with World Energy Alternatives or another marketer to provide these services on acceptable terms, we may be unable to sell our biodiesel and its co-products at a profitable rate. Reliance on World Energy Alternatives or another marketer may place Gold Ribbon at a competitive disadvantage.

Customers

Retail

The retail market consists of biodiesel distribution primarily through fueling stations to transport trucks and other retail customers. Retail level distributors include oil companies, independent station owners, marinas and railroad operators. We believe that the retail market must be developed through a comprehensive marketing approach, which requires extensive work and an experienced marketing professional. We also believe that retail distribution offers the best potential for higher margin customers.

Government/Public Sector

The government markets are expected to continue to be the early adapters of biodiesel use at a B20 level in order to meet EPAct requirements. These users include:

•	USDA Vehicles

•	State Department of Agriculture Vehicles

•	United States Postal Service Vehicles

•	Iowa, Kansas, Nebraska and Missouri Department of Transportation Vehicles

•	City Vehicles

•	State University Vehicles

•	Other Federal, state and municipal fleets

Although it is possible that individual plants could sell directly to various government entities, it is unlikely our plant could successfully market our biodiesel directly to such channels. Government entities have very long sales cycles based on the intricacies of their decision making and budgetary processes.

Wholesale Market / Biodiesel Marketers

The wholesale market includes selling biodiesel directly to fuel blenders or through biodiesel marketers. Fuel blenders purchase neat (B100) biodiesel from biodiesel production plants, mix it with regular diesel fuel according to specifications, and deliver a final product to retailers. There are very few wholesale biodiesel marketers in the United States.

Additional Markets

Additional markets for biodiesel are emerging because of the biodiesel incentives, high energy prices and innovation. Some of the examples referenced below may represent attractive new market opportunities for Gold Ribbon as an extension of the proposed marketing strategy.

•

Develop a cogeneration power plant using biodiesel to provide electricity to power industrial plants. Excess electricity could be sold back to electrical grids to help electric companies meet Renewable Portfolio Standards.

•	Sell biodiesel to diesel generator stations to produce renewable electrical power.

•	Market biodiesel as a cleaner burning heating oil replacement or additive.

Environmental and Other Permits

Gold Ribbon will be subject to extensive air, water and other environmental regulations, and will need to obtain a number of environmental permits to construct and operate the proposed manufacturing facility. In addition, it is likely that any debt financing will be contingent on the ability to obtain the various required environmental permits. Acquisition of many of the various required permits is time-sensitive. Several of these permits, including the air pollution construction and operation permits, storm water discharge permits and others, must be obtained prior to starting construction. Other permits will be required shortly before or shortly after commencement of operations. If for any reason any of these permits are not granted, construction costs for the plant may increase, or the plant may not be constructed at all.

In addition to the state requirements, the EPA could impose conditions or other restrictions in the permits that are detrimental to us or which increase permit requirements or the testing protocols and methods necessary to obtain a permit either before, during or after the permitting process. Any of the regulatory authorities could also modify the requirements for obtaining a permit. Any such event could significantly increase operating costs and the capital costs associated with construction of the facility.

Even if we receive all required permits, we may also be subject to regulations on emissions by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than any state agency.

Additionally, environmental laws and regulations, both at the Federal and state level, are subject to change, and changes can be made retroactively. Such changes may result in greater regulatory burdens. Consequently, even if we obtain the proper permits, we may be required to invest or spend considerable resources to comply with future environmental regulations or new or modified interpretations of those regulations, to the detriment of our financial performance.

Air Pollution Construction and Operation Permits

Preliminary estimates indicate that the facility will be considered a minor source of regulated air pollutants. However, there are a number of emission sources that are expected to require permitting. Biodiesel production involves the emission of various airborne pollutants, including carbon monoxide, oxides of nitrogen, sulfur dioxide and volatile organic compounds. Gold Ribbon expects to obtain air pollution construction new source permits for each source of emission as well as an air quality permit from applicable state agencies.

Although the engineer’s preliminary estimates indicate that the plant will be considered a minor source of regulated air pollutants, and therefore not subject to Title V or Maximum Achievable Control Technology (MACT) Standards, this could change depending on the results of additional testing, results after the plant begins production, or the changing regulatory environment. Obtaining and maintaining a Title V permit and adhering to MACT standards would involve substantial compliance and management costs, additional capital and a significant delay in obtaining an air permit. If we are required to obtain and maintain a Title V permit, we must find a skilled engineer to ensure compliance with Title V and will incur additional engineering expenses. If we are unable to find a skilled engineer to employ, we will be required to hire an engineering firm to ensure compliance with Title V at a greater expense. In order to comply with applicable air regulations or to avoid having to obtain a Title V air permit, it is possible that we will have to install additional air pollution control equipment or agree to limit production levels to amounts that may be slightly lower than maximum production levels described in this prospectus. These limitations are expected to be made a part of the construction permits. Exceeding these limitations would require us to pursue a Title V air permit and could subject us to expensive fines, penalties, injunctive relief, and civil or criminal law enforcement actions. There is also a risk that the regulatory agency might reject a Title V air permit application and request additional information, which would further delay start-up and increase expenses.

There is also a risk that regulatory changes might impose additional or different requirements. For example, if the area in which the plant is situated is determined to be a non-attainment area for a particular pollutant, the threshold standards that require a Title V permit might be changed and require us to obtain the permit. The State of Kansas could enact a State Implementation Plan which would require the imposition of Prevention of Significant

Deterioration requirements and the installation of Best Available Control Technologies for any future modifications or expansions of the plant. Any such event would significantly increase the operating costs and capital costs associated with any future expansion or modification of the plant.

New Source Performance Standards

We anticipate that the plant will also be subject to the New Source Performance Standards. Duties imposed by the New Source Performance Standards include initial notification, emission limits, compliance and monitoring requirements and record keeping requirements.

Other Permits and Obligations

The plant may also require other permits such as storm water discharges and water permits. In addition, a Spill Prevention Control and Countermeasure Plan, reviewed and certified by a professional engineer, will likely be required.

Under the Clean Air Act, stationary sources with processes that contain more than a threshold quantity of a regulated substance are required to prepare and implement a Risk Management Plan. It is anticipated that our plant will use methanol, hydrochloric acid and caustic soda to produce biodiesel. It is likely we will be required to establish a plan to prevent spills or leaks of these substances and an emergency response program in the event of spills, leaks, explosions or other events that may lead to the release of these substances into the surrounding area. Gold Ribbon will need to conduct a hazard assessment and prepare models to assess the impact of any release of such substances into the surrounding area. The program will be presented at one or more public meetings.

In addition, it is likely that Gold Ribbon will be required to comply with the prevention requirements under OSHA’s Process Safety Management Standard. These requirements are similar to the Risk Management Plan requirements. The Risk Management Plan should be filed before use of those regulated substances.

Nuisance

Activities at the facility could subject Gold Ribbon to nuisance, trespass or similar claims by employees or property owners or residents in the vicinity of the plant. Any such claims, or increased costs to address complaints, may reduce our cash flows and have a negative impact on our financial performance. We are aware some farming and residential neighbors of the proposed site are opposed to its completion. However, we believe this is an objection to having a neighboring manufacturing plant and not an objection that will rise to the level of a valid claim for nuisance, hinder construction or interfere with operations. Gold Ribbon is not currently involved in any litigation involving nuisance claims.

MANAGEMENT

Executive Officers and Directors of Gold Ribbon Bio Energy Holdings Inc. and Gold Ribbon Bio Energy Co.

Name	Position with Gold Ribbon Holdings	Position with the Operating Company
Timothy R. Schwab	President, Director	President, Director
Richard L. Hageman	Vice President, Secretary, Treasurer, Director	Vice President, Secretary, Treasurer, Director
Brad Bishop	Director
Robert L. Dopps	Director
Larry G. Jacob	Director
Bradley Kent McGlachlin	Director
Buckley E. Thompson	Director

Officers serve at the discretion of the board of directors of the applicable company. Directors hold office until the next annual meeting of shareholders of the applicable company and until their successors have been elected and accept office. Directors are to receive fees of $1,000 per month.

Timothy R. Schwab, age 44, is President and a director of both Gold Ribbon Holdings and its subsidiary, and has been since their formation. He is also a shareholder of Gold Ribbon Holdings. In addition to holding these positions, Mr. Schwab owns and operates two businesses, Tim. R. Schwab, Inc., a truckload carrier formed in 2000 with 48 state authority under the Interstate Commerce Commission, and TRS Logistic, Inc., a brokerage business which was formed in 2005 to help move freight for Tim R. Schwab, Inc. and its customers. Mr. Schwab has been in the trucking business since 1989.

Richard L. Hageman, age 44, is Vice President, Secretary, Treasurer and a director of both Gold Ribbon Holdings and its subsidiary, and has been since their formation. He is also a shareholder of Gold Ribbon Holdings. In addition to these positions, Mr. Hageman has been a Marketing Representative and Territory Manager for Hampel Oil Distributors from 1994 to April 2006 and Regional Sales Coordinator for Hampel since April 2006. Mr. Hageman was employed at Hampel Oil Distributions other corporation from 1987 to 1994. In these positions, Mr. Hageman developed a marketing strategy for biodiesel in the state of Kansas. He also operates his family’s farm in Gardenplain, Kansas which he has done since 1992.

Brad Bishop, age 47, is a director of Gold Ribbon Holdings and had held that position since February of 2008. Since 1991, Mr. Bishop has been an Estimator and Production Manager for Shelley Electric, Inc., an electrical contractor, in Wichita, Kansas. Some of the projects he has worked on include the Jabara Airport in Wichita, Kansas, the Wichita Water Wells & Equus Beds in Wichita, Kansas and Total Petroleum in Ark City, Kansas. Prior to that since 1981, he was a Journeyman Electrician also with Shelley Electric, Inc.

Dr. Robert L. Dopps, age 59, is a director of Gold Ribbon Holdings and had held that position since February of 2008. Dr. Dopps has been the Chief Executive Officer and owner of Dopps Chiropractic Rehabilitation Center in Wichita, Kansas since 1985. He is also the co-owner and manager of Dopps Family Chiropractic Center in Park City, Kansas which was founded in 1998. In addition, he is the owner and operator of four limited liability companies involved in oil discovery and production.

Larry G. Jacob, age 67, is a director of Gold Ribbon Holdings and has held that position since shortly after its formation. Since July 2005, Mr. Jacob has been an agent for Charles Insurance Agency, Inc., in Halstead, Kansas. Prior to that from January 1986 to July 2005, Mr. Jacob was employed by Halstead Bank in Halstead, Kansas involved with agricultural loans and from which he retired as a Senior Vice President. He is also Vice President of Larry Jacob & Sons Inc., which provides custom crop harvesting in Sedgwick, Kansas and surrounding areas, and has held that position since 1987 and a director and Treasurer of Groundwater Management District #2 of Halstead, Kansas and has held those positions since 2004.

Bradley Kent McGlachlin, age 40, is a director of Gold Ribbon Holdings and has held that position since shortly after its formation. Mr. McGlachlin is a certified public accountant and has been employed by and an owner of Gutschenritter & Johnson, L.L.C. in Wichita, Kansas since 1999.

Buckley E. Thompson, age 36, is a director of Gold Ribbon Holdings and has held that position since shortly after its formation. Since November 2005, Mr. Thompson has been employed by Tim R. Schwab, Inc. a trucking company owned by Tim Schwab, President of Gold Ribbon, in dispatch and brokerage. Prior to that from September 1995 to November 2005, Mr. Thompson was a truck driver for various entities including NOTS Services from April 2005 to November 2005, Farmers Oil Co., Inc. from April 2004 to April 2005, Miles and Sons Trucking from November 2003 to April 2004 and for Tim R. Schwab, Inc. from February 2001 to November 2003.

Executive Compensation

To date, Gold Ribbon has not paid any compensation to its officers or directors. Once we raise the necessary funds to commence construction of the facility, we expect to begin paying a salary to our officers. It is expected that Mr. Schwab and Mr. Hageman will each receive salaries of $150,000 per year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Timothy R. Schwab and Richard L. Hageman are the founders of Gold Ribbon Bio Energy Co., the Operating Company, and purchased shares in that company for $63,923. The shares in the Operating Company were exchanged for shares in Gold Ribbon Holdings. For each share of the Operating Company, the founders, together with the other shareholders of the Operating Company at the time, received 7.2 Common Shares for each share in the Operating Company and one Class B Common Share for each 10 shares of the Operating Company’s held which works out to $0.013 per share.

At such time as the Company has received funding and begins the construction process, the two founders expect to begin receiving a salary which is initially expected to be $150,000 per year each. They are not currently receiving any salary.

It is also expected that, at such time as the Company begins construction and hiring employees, until its facility is complete, the Company will use the office space of Tim R. Schwab, Inc., owned by Mr. Schwab, and may at some point pay rent for the use. The amount of the rent is not yet determined, but it is expected to be market value.

TRS Logistics, Inc., which is owned by Mr. Schwab, previously loaned the Operating Company $5,100, which amount was subsequently converted to equity and now constitutes shares of stock in Gold Ribbon.

We anticipate that upon completion of the biodiesel plant, Tim R. Schwab, Inc., which is owned by Mr. Schwab, will transport most of the raw materials inbound and non-rail outbound product for the plant. Neither prices for these services or other terms have been determined.

Four shareholders made loans to the Company in March and April of 2008 to pay expenses related to the registration.- William E. Sutton, $10,000; Michael K. Porterfield, $5,000; Timothy R. Schwab, $30,000; and Richard L. Hageman, $3,000. The lenders have agreed to take restricted Common Shares of the Company in repayment of the loans at a rate of 10 shares for each $1 loaned.

PRINCIPAL AND SELLING SHAREHOLDERS

Management and 5% or Greater Shareholders

The following table sets forth information with respect to ownership of issued and outstanding stock and warrants of Gold Ribbon Holdings by management and 5% or greater shareholders as of the date hereof (after giving effect to the distribution to the Monogenesis shareholders):

Name and Address	Title of Class of Shares	Total Number of Securities Owned Beneficially	Percent of Class (1)	Number of Registered Securities	Percent After Sale (2)
Timothy R. Schwab (3)	Common Shares	2,782,000	33%	612,000	26%
6435 S. Halstead Road	Class B Common	34,000	35%	-0-
Halstead, Kansas	Shares

Richard L. Hageman (4)	Common Shares	2,512,000	31%	612,000	24%
32026 W. 23rd Street S	Class B Common	34,000	35%	-0-
Gardenplain, Kansas	Shares

Brad & Kathy Bishop (5)(6)	Common Shares	109,500	1%	108,000	*
206 N. Miles Avenue	Class B Common	1,500	2%	0
Valley Center, Kansas	Shares

Great Empire Energy LLC	Common Shares	109,500	1%	108,000	*
(6)(7)	Class B Common	1,500	2%	0
7130 W. Maple	Shares
Wichita, Kansas

Name and Address	Title of Class of Shares	Total Number of Securities Owned Beneficially	Percent of Class (1)	Number of Registered Securities	Percent After Sale (2)
Spartan Securities Group,	Common Shares	12,075,000	60%	12,075,000	0%
Ltd. (8)
100 Second Avenue
Suite 300N
St. Petersburg, Florida

Total number of shares owned	Common Shares	5,513,000	66%	1,440,000	48%
by directors and executive	Class B Common	71,000	72%	-0-
officer as a group (9)	Shares

(1)	The percentage calculation does not include Common Shares which may be issued upon the exercise of the warrants.
(2)	This percentage calculation relates to the shares held by selling shareholders assuming that all shares registered on behalf of selling shareholders are sold and no warrants are exercised.
(3)	The number of Common Shares listed as beneficially owned and the related percentages include 300,000 Common Shares which Timothy R. Schwab will receive in payment of the $30,000 loan made and the 34,000 Common Shares which he would receive if the Class B Common Shares were converted to Common Shares. Timothy R. Schwab is a director and President of Gold Ribbon Holdings.
(4)	The number of Common Shares listed as beneficially owned and the related percentages include 30,000 Common Shares which Richard L. Hageman will receive in payment of the $3,000 loan made and the 34,000 Common Shares which he would receive if the Class B Common Shares were converted to Common Shares. Richard L. Hageman is a director, Vice President, Secretary and Treasurer of Gold Ribbon Holdings.
(5)	Brad Bishop is a director of Gold Ribbon Holdings.
(6)	The number of Common Shares listed as beneficially owned and the related percentages include the 1,500 Common Shares which the shareholders would receive if the Class B Common Shares were converted to Common Shares.
(7)	Robert L. Dopps, a director, is owner and President of Great Empire Energy LLC.
(8)	The number of Common Shares listed as beneficially owned and the related percentages include the 12,000,000 Common Shares which the shareholder would receive if the shareholder exercised the maximum amounts of warrants which may be exercised (60,000 of the warrants) at a exercise price of $5.00 per share. Spartan Securities Group, Ltd. is applying for quotation of Gold Ribbon’s shares and warrants on the OTC Bulletin Board as a market maker.
(9)	The number of Common Shares and related percentage listed as beneficially owned by directors and executive officers as a group include the 71,000 Common Shares which they would receive if they converted their Class B Common Shares to Common Shares and the 300,000 and 30,000 shares for repayment of loans made to the Company by Timothy R. Schwab and Richard L. Hageman.

Timothy R. Schwab and Richard L. Hageman acquired all except 300,000 and 30,000 respectively of their shares of Gold Ribbon Holdings in exchange for shares they owned of Gold Ribbon Bio Energy Co. The remainder, 300,000 for Mr. Schwab and 30,000 for Mr. Hageman, are shares issued in payment of loans. Spartan Securities Group, Ltd. acquired the 75,000 Common Shares and 1,000,000 warrants (exercisable at $5.00 per share for up to 12,000,000 Common Shares) as consideration for services performed on behalf of Gold Ribbon. The warrants received by Spartan Securities Group, Ltd. have the same terms and conditions and are subject to the same limitations as the warrants included in the dividend by Monogenesis.

All outstanding shares of Gold Ribbon Bio Energy Co. are owned of record and beneficially by Gold Ribbon Holdings.

Other Selling Shareholders

The following table sets forth information with respect to ownership of Gold Ribbon Holdings selling shareholders who are not part of management and hold less than 5% of the issued and outstanding shares of any class as of the date hereof. The term “selling shareholder” includes the shareholders listed above and below and their respective transferees, assignees, pledges, donees and other successors.

Name and Address	Title of Class of Shares	Total Number of Securities Owned Beneficially	Percent of Class (1)		Number of Registered Securities	Percent After Sale (2)
William E. Sutton (3) 29500 W. 109th St., N. Mt. Hope, Kansas	Common Shares Class B Common Shares	246,000 2,000	3 2	% %	144,000 0	1%

CrossBar Energy, LLC (4) P. O. Box 400 Valley Center, Kansas	Common Shares Class B Common Shares	219,000 3,000	3 3	% %	216,000 0	*

H&H Homebuilders, Inc. (4) 3865 N. Lakecrest Cir. Wichita, Kansas	Common Shares Class B Common Shares	219,000 3,000	3 3	% %	216,000 0	*

Michael K. Porterfield (5)(6) 7525 Millstream Rd. Kechi, Kansas	Common Shares Class B Common Shares	159,500 1,500	2 2	% %	108,000 0	*

Monogenesis Corporation 88 Walker Creek Road Walker, West Virginia	Common Shares	152,800	2%		152,800	0

Name and Address	Title of Class of Shares	Total Number of Securities Owned Beneficially	Percent of Class (1)		Number of Registered Securities	Percent After Sale (2)
CPR Partnership (6) 7460 E RO 176 Scott City, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Vince Grady(6)(7) 2105 N. Rutgers Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Brad Grady (6)(7) 2521 Watersedge Ct. Wichita, Kansas

Grady Investments LLC (6) 2744 N. Northshore Ct. Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Stephen J. & Deborah L. Hageman (6) 104 S. Brownthrush Cir. Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Larry Mark Jacob (6) 316 Lincoln St. Sedgwick, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Marc L. & Diane M. Kessinger (6) 1742 N. Cheryl Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

James S. Korwin (6) 8029 SW 96th St. Sedgwick, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Real Estate Connections, Inc. (6) P. O. Box 214 Andover, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Clayton R. McCullough (6) 911 S. 199th St. W. Goddard, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Screw Machine Products, Inc. (6) 604 N. Washington Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Jerald F. Willet (6) 12585 E. Walton Drive Floral City, Florida	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Name and Address	Title of Class of Shares	Total Number of Securities Owned Beneficially	Percent of Class (1)		Number of Registered Securities	Percent After Sale (2)
Paul J. & Patricia J. Willet (6) 12514 W. Binter Ct. Wichita, Kansas	Common Shares Class B Common Shares	109,500 1,500	1 2	% %	108,000 0	*

Pebworth St. Ives, Inc. 5119 Haverford Avenue Indianapolis, Indiana	Common Shares	48,960	1%		48,960	0

Shareholder Relations 4315 E. 115th Avenue Denver, Colorado	Common Shares	39,000	*		39,000	0

*	Less than 1%

(1)	The percentage calculation does not include Common Shares which may be issued upon the exercise of the warrants.
(2)	This percentage calculation relates to the shares held by selling shareholders assuming that all shares registered on behalf of selling shareholders are sold and no warrants are exercised.
(3)	The number of Common Shares listed as beneficially owned and the related percentages include the 100,000 Common Shares to be received in payment of the $10,000 loan made by the shareholder to the Company.
(4)	The number of Common Shares listed as beneficially owned and the related percentages include the 3,000 Common Shares which the shareholder would receive if the Class B Common Shares were converted to Common Shares.
(5)	The number of Common Shares listed as beneficially owned and the related percentages include the 2,000 Common Shares which the shareholders would receive if the Class B Common Shares were converted to Common Shares and 50,000 Common Shares to be received in payment of the $10,000 loan made by the shareholder to the Company.
(6)	The number of Common Shares listed as beneficially owned and the related percentages include the 1,500 Common Shares which the shareholders would receive if the Class B Common Shares were converted to Common Shares.
(7)	Vince Grady and Brad Grady hold the shares listed jointly.

All of the selling shareholders listed in the above table, except for Monogenesis Corporation, Pebworth St. Ives, Inc. and Shareholder Relations, received their shares of stock of Gold Ribbon Holdings in exchange for shares they held in Gold Ribbon Bio Energy Co. Pebworth St. Ives, Inc. received its Common Shares for services performed for the Company. Shareholder Relations received its shares as part of its compensation for agreeing to provide financial public relations services which are expected to be ongoing.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the shares or warrants or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any discounts, commissions, concessions or profit they earn or any resale of the shares or warrants may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We are not aware of any written or oral agreement or understanding, directly or indirectly, with any person, other than Monogenesis, to distribute the shares or warrants.

SECURITIES

Common Shares

Issued. Gold Ribbon Holdings is authorized to issue 64,500,000 Common Shares, par value $0.01 per share, of which 8,004,960 Common Shares were issued and outstanding on the date of this prospectus. There will be approximately 1,119 holders of the issued and outstanding Common Shares after the distribution. However, Timothy Schwab and Richard Hageman currently own approximately 61% of the issued and outstanding Common Shares and, together with their ownership of approximately 69% of the Class B Common Shares, control Gold Ribbon Holdings. Messrs. Schwab and Hageman in turn control the Operating Company. All Common Shares now outstanding are fully paid and nonassessable and do not have preemptive rights.

Voting. The holders of Common Shares are generally entitled to one vote per share on all entitled matters, including the election of directors. However with respect to the election of directors, such holders elect only 25% of the members of the board of directors. Holders of Class B Common Shares are entitled to elect the remaining directors and control the board of directors. There is no cumulative voting for directors.

Dividends. The holders of Common Shares have a noncumulative $0.05 per share annual dividend preference over non-stock dividends paid on Class B Common Shares if declared by the board of directors. In addition, holders of Class B Common Shares may not receive any dividends unless holders of Common Shares receive a dividend at least equal to the dividend paid to holders of Class B Common Shares. Stock dividends may only be paid to holders of Common Shares in Common Shares and only if the same number of Class B Common Shares will be paid with respect to each outstanding Class B Common Share. The payment of dividends are subject to the preferential dividend rights of any issued and outstanding preferred shares.

Liquidation. Common Shares have a liquidation preference over Class B Common Shares equal to $0.01 per share. Otherwise, holders of Common Shares share ratably in all assets available for distribution with all other classes of common shares. Any distribution with respect to Common Shares will not be made until the stated value and any unpaid cumulative dividends of any issued and outstanding preferred shares is first distributed to holders of such shares and is also subject to any preferential rights of the holders of any other outstanding securities.

Class B Common Shares

Issued. In addition to Common Shares, Gold Ribbon Holdings is authorized to issue 500,000 Class B Common Shares, $.01 par value per share, of which 98,500 shares were issued and outstanding on the date of this prospectus. Messrs. Schwab and Hageman each own 34,000 Class B Common Shares and own approximately 69% of the issued and outstanding Class B Common Shares. Holders of Class B Common Shares have preemptive rights with respect to the issuance of Class B Common Shares. All Class B Common Shares now outstanding are fully paid and nonassessable.

Voting. Holders of Class B Common Shares have the right to one vote per share on all matters on which they are entitled to vote. However, with respect to the election of directors, the holders of Class B Common Shares elect 75% of the members of Gold Ribbon’s board of directors. There are no cumulative voting rights.

Dividends. Holders of Class B Common Shares are entitled to receive dividends if declared subject to dividend rights of any holders of preferred shares and to a non-cumulative $0.05 per share annual dividend preference on each Common Share. In addition, holders of Class B Common Shares may not receive any dividend unless holders of Common Shares receive a dividend at least equal to the dividend paid to holders of Class B Common Shares. Stock dividends may only be paid to holders of Class B Common Shares in Class B Common Shares and may only be paid in shares at all if the same number of Common Shares will be paid with respect to each outstanding Common Share.

Liquidation. Holders of Class B Common Shares are entitled to share ratably in all of the assets of Gold Ribbon Holdings available for distribution to holders of all classes of its common shares upon liquidation, dissolution or winding up, subject to the preference of holders of Common Shares, the stated value and unpaid cumulative dividend of any outstanding preferred shares and to any preferential rights of other shareholders.

Additional Terms. The board of directors must seek the approval of a majority of the holders of Class B Common Shares to grant rights to subscribe for, purchase or issue additional Class B Common Shares. Each Class B Common Share may also be converted into one Common Share at any time at the option of the holder.

Preferred Shares

The board of directors has the authority to issue, in one or more series, up to 10,000,000 preferred shares. Such shares will have the preferences, rights and limitations established by the board of directors, except that the voting rights, if any, of one preferred share may not exceed the voting rights of one Common Share. Currently, the board of directors has not created any series of preferred shares and there are no preferred shares outstanding. There are no current plans to issue any preferred shares.

Common Stock Purchase Warrants

Issued. Upon completion of the distribution described in this prospectus, Gold Ribbon Holdings will have outstanding 3,986,000 Common Stock Purchase Warrants, each warrant entitling the holder to purchase 200 Common Shares. There will be approximately 1,095 holders of the warrants after the distribution by Monogenesis. A holder of warrants will not have any rights or privileges of a shareholder by reason of holding the warrants prior to exercise of such warrants. At such time as 60,000 warrants have been exercised, no more warrants may be exercised and the remainder will expire. Gold Ribbon Holdings will keep available a sufficient number of authorized Common Shares to permit exercise of up to 60,000 warrants. The warrants were issued pursuant to a Warrant Agreement between Gold Ribbon Holdings and Registrar and Transfer Company.

Exercise. The warrants may be exercised at any time during the period beginning on the date of this prospectus and ending on the earlier of the date that 60,000 warrants are exercised or seven months from the date of this prospectus, at an exercise price of $5.00 per share, subject to adjustment. No more than 60,000 warrants may be exercised and the exercise price paid for any warrants in excess of such number shall be returned. No fractional Common Shares will be issued in connection with the exercise of warrants. Gold Ribbon Holdings has no right to call the warrants; however, at such time as 60,000 have been exercised, the remaining warrants shall expire. If a holder of warrants fails to exercise the warrants prior to their expiration, the warrants will expire and the holder will have no further rights under the warrants. The exercise price of the warrants and the number of Common Shares issuable upon exercise of the warrants will be subject to adjustment in the event of stock dividends, stock splits, combinations, reorganizations, subdivisions and reclassifications. No assurance can be given that the market price of the Common Shares will exceed the exercise price at any time during the term of the warrants.

Trading. If a market for the warrants develops, the holder may sell the warrants instead of exercising them. There can be no assurance that a market for the warrants will develop or continue. If Gold Ribbon Holdings is unable to qualify the Common Shares underlying the warrants for sale (or the shares are exempt from qualification) under the securities laws of the states in which the various holders of the warrants then reside, holders of the warrants may have no choice but to let the warrants expire.

Transfer Agent, Registrar and Warrant Agent

The transfer agent and registrar for the Common Shares and the warrant agent for the warrants is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572.

DIVIDENDS

Gold Ribbon has not paid any dividends and must receive funds from its subsidiary, in order to pay dividends. In addition, the Operating Company has not paid any dividends. It is likely that if Gold Ribbon borrows funds to construct the plant that any lender will impose restrictions on payment of dividends. There is no guaranty that Gold Ribbon will pay dividends in the future.

LIABILITY AND INDEMNIFICATION OF

DIRECTORS AND OFFICERS

Officers and directors of Gold Ribbon are covered by provisions of the Delaware General Corporation Law and our Certificate of Incorporation and bylaws, which serve to limit, and, sometimes to indemnify them against, some of the liabilities which they may incur in such capacities.

Limitations on Liability

Delaware has enacted legislation which authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by the legislation, directors are accountable to corporations and their shareholders for monetary damages for conduct constituting negligence or gross negligence in the exercise of their duty of care. Although the statute does not change a directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission by including specified provisions in its Certificate of Incorporation.

Gold Ribbon’s Certificate of Incorporation limits the liability of directors to the corporation or its shareholders (in their capacity as directors, but not in their capacity as officers) to the fullest extent permitted by the legislation. Specifically, directors of Gold Ribbon will not be personally liable for monetary damages for breach of director’s fiduciary duty as a director, except for liability:

(1) for any breach of the director’s duty of loyalty to the company or its shareholders;

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing and culpable violation of law;

(3) for acts or omissions that a director believes to be contrary to the best interests of the company or its shareholders or that involve the absence of good faith on the part of the director;

(4) for unlawful payments of dividends or making of a distribution or unlawful stock repurchases or redemptions;

(5) for any transaction from which the director derived an improper personal benefit;

(6) for acts or omissions that show a reckless disregard for the director’s duty to the company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing duties, of a risk of services injury to the company or its shareholders; or

(7) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the company or our shareholders.

The Articles of Incorporation of the Operating Company and Kansas law, provide similar protections to the directors of the Operating Company.

Indemnification

Gold Ribbon Holdings’ Certificate of Incorporation and Bylaws provides that for indemnification of its directors and officers, and former directors and officers, or any person who may have served at our request as a director or officer of another corporation in which Gold Ribbon owns shares of capital stock (including Gold Ribbon Bio Energy Co.) or of which Gold Ribbon is a creditor, against expenses of the defense of any proceeding in which any of them is a party because they are or were our directors or officers, or of such other corporation, to the fullest extent permitted under Delaware law. There is no indemnification if such person is found to be liable for negligence or misconduct in the performance of duty or if the exclusion of personal liability of directors for monetary damage described above is not available.

The indemnification and advancement of expenses under Gold Ribbon’s Bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may otherwise be entitled. It is policy that indemnification of the persons specified in the Bylaws is to be made to the fullest extent permitted by law. The indemnification and advancement of expenses under the Bylaws, unless otherwise provided when authorized or ratified, continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such person.

The Articles of Incorporation of U.S. Bio Energy provide similar indemnification for its directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or other control persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

AVAILABLE INFORMATION

Gold Ribbon will furnish annual reports containing audited financial statements to shareholders. Additional unaudited reports may be provided to shareholders at such time as we may determine or as required by law. Gold Ribbon will also be subject to the reporting requirements of the Securities Exchange Act of 1934 upon effectiveness of the registration statement.

Gold Ribbon has filed a registration statement on Form S-1 under the Securities Act of 1933 with the Securities and Exchange Commission in Washington, D.C. The prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement as filed including the exhibits thereto. The registration statement may be reviewed and copied at the Public Reference Room of the SEC located at

Room 1580, 100 F. Street, N.E. The public may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, Gold Ribbon is an electronic filer. The SEC maintains an Internet site which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

LEGAL MATTERS

The validity of the issuance of the Common Shares and the Common Stock Purchase Warrants has been passed upon by Stoll Keenon Ogden PLLC, 2000 PNC Plaza, 500 West Jefferson, Louisville, Kentucky 40202.

EXPERTS

Boulay, Heutmaker, Zibell & Co., P.L.L.P. an independent registered accounting firm, has audited our financial statements as of December 31, 2007 and 2006, as set forth in their report appearing in this prospectus and registration statement. We have included our December 31, 2007 and 2006 audited financial statements in this prospectus and elsewhere in this registration statement in reliance on the report from Boulay, Heutmaker Zibell & Co. P.L.L.P. given on their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm - Boulay, Heutmaker, Zibell & Co., Certified Public Accountants & Consultants	F-2

Combined and Consolidated Balance Sheets - As of December 31, 2007 and 2006	F-3

Combined and Consolidated Statements of Operations - For the years ended December 31, 2007 and 2006, and for the period from Inception (September 12, 2005) to December 31, 2007	F-4

Combined and Consolidated Statements of Changes in Stockholders’ Equity - For the period from Inception (September 12, 2005) to December 31, 2007	F-5

Combined and Consolidated Statements of Cash Flows - For the years ended December 31, 2007 and 2006, and Inception (September 12, 2005) to December 31, 2007	F-6

Notes to Combined and Consolidated Financial Statements - December 31, 2007 and 2006	F-7

Condensed and Consolidated Balance Sheets (unaudited) - As of March 31, 2008 and December 31, 2007	F-15

Condensed Combined and Consolidated Statements of Operations (unaudited) - For the three months ended March 31, 2008 and 2007, and Inception (September 12, 2005) to March 31, 2008	F-16

Condensed Combined and Consolidated Statements of Cash Flows (unaudited) - For the three months ended March 31, 2008 and 2007, and Inception (September 12, 2005) to March 31, 2008	F-17

Notes to Unaudited Condensed Combined and Consolidated Financial Statements - March 31, 2008 and March 31, 2007	F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

Sedgwick, Kansas

We have audited the accompanying combined and consolidated balance sheet of Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary (a development stage company), as of December 31, 2007 and 2006, and the related combined and consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years ended December 31, 2007 and 2006 and for the period from inception (September 12, 2005) to December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, combined and consolidated the financial statements referred to above present fairly, in all material respects, the financial position of Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary (a development stage company) as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and for the period from inception (September ty.12, 2005) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Entity’s ability to continue as a going concern is dependent on the ability to generate cash from anticipated equity offering, as described in Note 3. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The combined and consolidated financial statements do not include any adjustments that might result from the outcome of this uncertain

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota

June 26, 2008

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

COMBINED AND CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
ASSETS
Current Assets
Cash and cash equivalents	$24,127	$205,202
Prepaid expenses	10,000	30,876

Total current assets	34,127	236,078

Other Assets
Deferred offering costs	145,342	57,080
Land option	6,000	—

Total other assets	151,342	57,080
Total Assets	$185,469	$293,158

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$26,217	$28,650
Accrued liability	6,850	—

Total current liabilities	33,067	28,650

Stockholders’ Equity

Common Stock (65,500,000 Common Shares and 500,000 Class B Common Shares authorized and 7,092,000 Common Shares and 98,500 Class B Common Shares issued and outstanding as of December 31, 2007 and 1,000,000 shares authorized and 985,000 Common Shares outstanding as of December 31, 2006)	334,799	334,799
Deficit accumulated during development stage	(182,397)	(70,291)

Total stockholders’ equity	152,402	264,508

Total Liabilities and Stockholders’ Equity	$185,469	$293,158

The accompanying notes are in integral part

of these consolidated financial statements

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2007	Year Ended December 31, 2006	From Inception (September 12, 2005) to December 31, 2007
Revenues	$—	$—	$—

Operating Expenses
Start-up expenses	7,493	—	7,493
Organizational expenses	35,413	32,514	68,935
Professional and consulting fees	67,678	30,785	103,463
General and administrative	1,522	972	2,526

Total operating expenses	112,106	64,271	182,417

Operating Loss	(112,106)	(64,271)	(182,417)

Other Income
Interest income	—	17	20

Total other income, net	—	17	20

Net loss	$(112,106)	$(64,254)	$(182,397)

Net Loss Per Share - basic and diluted
Common stock	$(0.02)	$(0.01)	$(0.03)

Class B common stock	$(0.02)	$(0.01)	$(0.03)

The accompanying notes are an integral part

of these consolidated financial statements

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(A Development Stage Company)

Sedgwick, Kansas

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Class A Common Stock		Common Shares			Class B Common Shares				Deficit Accumulated
	Number of Shares	Amount	Number of Shares	Par Value		Number of Shares	Par Value		Additional Paid in Capital	During Development Stage	Total Stockholders’ Equity
Balance - September 12, 2005	—	$—	—		$—	—		$—	$—	$—	$—
Issuance of Class A Common Stock	700,000	6,108								—	6,108
Net loss for the period ended December 31, 2005	—	—								(6,037)	(6,037)

Balance - December 31, 2005	700,000	$6,108		$			$		$—	$(6,037)	$71
Additional capital from founding stockholders	—	57,815								—	57,815
Issuance of Class A Common Stock	285,000	285,000								—	285,000
Costs associated with raising equity	—	(14,124)								—	(14,124)
Net loss for the year ended December 31, 2006	—	—								(64,254)	(64,254)

Balance - December 31, 2006	985,000	$334,799	—		$—	—		$—	$—	$(70,291)	$264,508
Exchange of Class A Common Stock in Gold Ribbon Bio Energy Co. to separate classes in Gold Ribbon Bio Energy Holdings Inc.	(985,000)	(334,799)	7,092,000		70,920	98,500		985	262,894	—	—
Net loss for the year ended December 31, 2007	—	—								(112,106)	(112,106)

Balance - December 31, 2007	—	$—	7,092,000		$70,920	98,500		$985	$262,894	$(182,397)	$152,402

The accompanying notes are an integral part

of these consolidated financial statements

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2007	Year Ended December 31, 2006	From Inception (September 12, 2005) to December 31, 2007
Cash Flows from Operating Activities
Net loss	$(112,106)	$(64,254)	$(182,397)
Adjustments to reconcile net loss to net cash used in operating activities
Change in assets and liabilities:
Prepaid expenses and other current assets	20,876	(30,876)	(10,000)
Accounts payable and accrued expenses	8,750	21,515	30,265

Net cash used in operating activities	(82,480)	(73,615)	(162,132)

Cash Flows from Investing Activities
Purchase of land option	(6,000)	—	(6,000)

Net cash used in investing activities	(6,000)	—	(6,000)

Cash Flows from Financing Activities
Issuance of common stock	—	342,815	348,923
Cost of raising equity	(92,595)	(64,069)	(156,664)

Net cash provided by (used in) financing activities	(92,595)	278,746	192,259

Net increase in cash and cash equivalents	(181,075)	205,131	24,127
Cash – Beginning of Period	205,202	71	—

Cash – End of Period	$24,127	$205,202	$24,127

Supplemental Disclosure of Noncash Financing Activities
Deferred offering costs included in accounts payable	$2,802	$7,135	$2,802

The accompanying notes are an integral part

of these consolidated financial statements

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Gold Ribbon Bio Energy Holdings Inc. (the Corporation) and its subsidiary under common management, Gold Ribbon Bio Energy Co, as of January 2008, (formerly US Bio Energy Inc.) (the Company, collectively the “Entity”). All significant inter-company balances and transactions are eliminated in consolidation. In October 2007, the Corporation became the sole owner of the Company through an exchange of shares of stock owned by all members of the Company. (See Note 3). These financial statements are combined as of December 31, 2006 and consolidated as of December 31, 2007 due to this transaction. The Corporation’s principal business activities are carried out through its affiliate as of December 31, 2007.

Nature of Business

The Company, which anticipates its plant location to be near Hesston, Kansas, was organized on September 12, 2005, to fund and construct a 40 million gallon biodiesel plant with distribution to blenders of fuels in the Wichita, Kansas, area, southwest United States, eastern United States, and the gulf states. In August 2007, the Company formed a Delaware Corporation, Gold Ribbon Bio Energy Holdings Inc. (the Corporation) which is the sole shareholder of Gold Ribbon Bio Energy Co.(formerly U.S. Bio Energy, Inc.) (the Company) as of October 2007. (See Note 3) In addition, the Entity intends to produce and sell crude glycerin and polymers as co-products of biodiesel production. A date has not been determined for the start of construction. As of December 31, 2007, the Entity is in the development stage with its efforts principally devoted to organization, project feasibility, equity raising, and permitting activities.

Fiscal Reporting Period

The Entity adopted a year ended December 31 for reporting financial operations.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and expenses. Actual results could differ from those estimates.

Cash and Equivalents

The Entity considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

The Entity maintains its account at one financial institution. At times throughout the year, the Entity’s cash balance may exceed amounts insured by the Federal Deposit Insurance Corporation.

Deferred Offering Costs

The Entity defers the cost incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity occurs, these costs will be netted against the proceeds received; if the financing does not occur, the deferred offering costs are expensed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. Because the Entity is in the development stage, a valuation adjustment equal to the deferred tax benefit was recognized. Accordingly, no current or deferred tax expense is presented on the financial statements.

Organizational and Start Up Costs

The Entity expenses all organizational and start up costs as incurred. Organizational costs consist of amounts related to the formation of the company. Start-up costs consist of amounts incurred during the development stage related to the operation and management of the Entity which do not qualify as a capitalized cost.

Earnings Per Share

The Entity has two classes of common stock, common stock and class B common stock. The class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic earnings (loss) per share. The two-class computation method requires an adjustment for cash distributions paid for each class of common share, plus the amount of allocated undistributed earnings computed using the participation percentage of each share class. Since the Entity incurred losses in 2007 and 2006 and did not pay any member distributions, no cash or stock distribution adjustments were warranted. Basic losses per share were computed using the two-class method for all periods presented. Prior to having two classes of common stock, the Entity had one class of common stock, class A common stock. Class A common stock was the original outstanding common stock of the Company and was exchanged for the two classes of common stock of the Corporation. For earnings per share purposes, common stock and class B common stock have been retroactively adjusted so that they are considered outstanding classes of stock for all periods presented.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

The weighted average stockholders’ shares used in the computation of basic loss per share are as follows:

	2007	2006	From inception to December 31, 2007
Numerators:
Net loss	$(112,106)	$(64,254)	$(182,397)

Common stock undistributed losses	(110,570)	(63,640)	(179,898)
Class B undistributed losses	(1,536)	(884)	(2,499)

Total undistributed losses	$(112,106)	$(64,254)	$(182,397)

Denominators for basic loss per share:

Common stock weighted average shares	7,092,000	5,214,276	6,007,370
Class B weighted average shares	98,500	72,420	83,430

Net loss per share:

Common stock	$(0.02)	$(0.01)	$(0.03)
Class B common stock	$(0.02)	$(0.01)	$(0.03)

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The statement is effective for (1) financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years and (2) certain non-financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Entity is evaluating the effect, if any, that the adoption of SFAS 157 will have on its results of operations, financial position, and the related disclosures.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 159, (SFAS 159), The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115 (Accounting for Certain Investments in Debt and Equity Securities). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is evaluating the effect, if any, that the adoption of SFAS 159 will have on its results of operations, financial position, and the related disclosures.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (R) (SFAS 141(R)), Business Combinations. The pronouncement significantly expands the definition of a business and of a business combination and thereby increases the number of transactions and other events that will qualify as business combinations, including agreements that give rise to variable interest entities. SFAS 141(R) also requires the expensing of acquisition-related transaction costs, expensing of most acquisition-related restructuring costs, the fair value measurement of assets and liabilities, including certain earn-out arrangements, and the capitalization of acquired in-process research and development. SFAS 141(R) is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with earlier adoption prohibited. SFAS 141(R) must be adopted concurrently with SFAS 160. The Company is evaluating the effect, if any, that the adoption of SFAS 141(R) will have on its results of operations, financial position, and the related disclosures.

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 160 (SFAS 160), Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (Consolidated Financial Statements). SFAS 160 establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. In addition, SFAS 160 requires certain consolidation procedures for consistency with the requirements of SFAS 141, Business Combinations. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 with earlier adoption prohibited. SFAS 160 must be adopted concurrently with the effective date of SFAS 141(R). The Company is evaluating the effect, if any, that the adoption of SFAS 160 will have on its results of operations, financial position, and the related disclosures.

2.	GOING CONCERN

The accompanying financial statements have been prepared assuming the Entity will continue as a going concern. As shown in the accompanying financial statements, the Company incurred a net loss of approximately $112,000 during the year ended December 31, 2007 and has incurred losses of approximately $182,000 since inception.

Although the Entity has secured interim financing as described in Note 5, the Entity’s ability to continue as a going concern is dependent on the success of generating cash from the Company’s anticipated equity offering described in Note 3.

Because it is unclear whether the Company will be successful in accomplishing these objectives, there is uncertainty about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

3.	STOCKHOLDERS’ EQUITY

Founding Members

The Company was initially capitalized by contributions from its founding stockholders and additional seed capital investors. The founding stockholders contributed $6,108 in exchange for 700,000 shares of common stock and then contributed an additional $57,815 in February and July 2006, prior to the private placement memorandum.

Private Placement Memorandum

The Company issued a Private Placement Memorandum dated October 4, 2006 for the sale of 300,000 shares of stock. The stock was offered at a price of $1 per share. The maximum amount to be collected from the offering was $300,000. A potential investor was required to make a minimum purchase of 15,000 shares at a cost of $15,000. In total, 285,000 shares were sold and issued at December 1, 2006 through this offering. The proceeds from this offering are for organization, permitting, and other development costs.

Formation of Holding Company and Reorganization

In August 2007, the Company formed a Delaware Corporation, Gold Ribbon Bio Energy Holdings Inc. (the Corporation) which will become the sole shareholder of Gold Ribbon Bio Energy Co (the Company) through an exchange of shares held by shareholders of the Company. The new holding company’s articles authorize 75,000,000 shares of stock, of which 64,500,000 shares shall be designated “common shares,” 500,000 shall be designated “Class B common shares,” and 10,000,000 shall be designated “Preferred shares.” The Corporation shall not sell or offer to sell any Class B common shares without the prior approval of the holders of a majority of the issued and outstanding Class B common shares.

In October 2007, the existing shareholders of the Company were issued stock in the new holding company in the ratio of 7.2 common shares of the new holding company for each share of common stock in the Company and one Class B common share in the new holding company for each 10 shares of common stock. As of December 31, 2007, owners of the Company hold 7,092,000 common shares and 98,500 Class B shares in Gold Ribbon Bio Energy Holdings Inc. Common and Class B shares have equal rights and privileges except as described below.

Dividend Preferences

Dividends shall not be paid to Class B shares unless and until the Corporation has paid the holders of common shares a dividend of not less than $.05 per share during such year and provided that the dividend per share to the holders of common shares is at least equal to the amount of the dividend to the Class B shares during such year. The Corporation may pay

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

dividends to holders of common shares in excess of dividends paid, or without paying dividends to holders of Class B shares. The dividend preference for common shares is not cumulative. Stock dividends on common and Class B stock shall be for the same class of stock as the dividend that is issued and will also be issued in equal amounts for each of these classes of stock.

Voting Privileges

Voting privileges are as follows: Each share shall be entitled to one vote. The common and preferred shareholders, if any, are entitled to elect 25% of the directors of the Corporation. The Class B shareholders are entitled to elect the remaining directors.

Initial Public Distribution

The Entity filed Form S-1 Registration Statement with the Securities and Exchange Commission (SEC) relating to the registration of 3,735,760 common shares and 1,000,000 warrants held by its shareholders for resale from time to time in addition to the 750,000 common shares and 2,986,000 warrants of the Initial Public Distribution, as described below.

In June 2006, the Company entered into a proposed agreement with Monogenesis Corporation (Monogenesis) to issue shares and warrants to Monogenesis, including those intended to be distributed to shareholders of Monogenesis, as part of the Company’s equity financing plan. In accordance with this proposed agreement, the Company agreed to pay Monogenesis a monthly $7,135 processing fee, plus fees for other services, including legal fees incurred for Monogenesis’ compliance with the Investment Company Act of 1940. This processing fee is to be paid until eight months transpire or the effective date of the Initial Public Distribution. At December 31, 2007 payments to Monogenesis totaled $116,280, of which $59,200 is for reimbursement of fees related to compliance expenses and $57,080 for the processing fee. In addition, if the Initial Public Distribution is completed, Monogenesis Corporation will receive 750,000 shares of common stock as compensation for issuing the dividend.

Monogenesis then proposed a Stock Purchase Agreement to the Company and the Corporation (Gold Ribbon) which will become executed concurrently with the registration statement becoming effective with the United Stated Securities and Exchange Commission (SEC). In the registration, Monogenesis will purchase, and Gold Ribbon will issue to Monogenesis, 750,000 of its common shares at a purchase price of $0.01 per share together with 2,986,000 warrants at a purchase price of $0.001 per warrant.

Monogenesis then proposes to distribute, (Initial Public Distribution) as a dividend, to its approximately 1,000 institutional investors 200 common shares and 1,000 warrants for each share of the 2,986 shares of Monogenesis shares outstanding. Monogenesis will retain 152,800 common shares. The warrants would allow each of these investors an opportunity to invest up to $1,000,000 in 200,000 common shares per every one Monogenesis share held.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

Each warrant issued is to contain the option to purchase 200 common shares with an offering price of $5.00 per share and a warrant exercise price of $1,000. The warrants will be exercisable for approximately seven months following the effective date of the registration with the SEC. The goal of this plan of financing is to raise $20,000,000 to $60,000,000 in additional equity from the warrant holders for plant construction.

This plan also allows a financial public relations firm to purchase 37,500 shares for $375, and allows a broker/dealer to purchase 75,000 Common Shares and 1,000,000 warrants for $1,750.

4.	INCOME TAXES

The Entity accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, whereby deferred taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes are related to the effects of organizational and start-up costs capitalized for tax purposes.

Deferred taxes consist of the following at December 31:

	2007		2006
	Current	Non-current	Current	Non-current
Deferred tax assets	$—	$30,398	$—	$(7,977)
Deferred tax liabilities	—	—	—	—
Valuation allowance	—	(30,398)	—	(7,977)

Net deferred tax	$—	$—	$—	$—

Income tax benefit for the years ended December 31, consisted of the following:

	2007	2006
Current tax expense	$—	$—
Deferred taxes	22,421	(7,977)
Increase in valuation allowance	(22,421)	(7,977)

Income tax benefit	$—	$—

The provisions for income tax shown on the statements of operations differ from the amounts that would result from applying statutory tax rates to income before taxes because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance. No income taxes were paid in 2007 and 2006.

As of December 31, 2007, the Entity had net operating loss carryforwards of $7,369 that can be deducted against future taxable income. The tax carry forward amount begins expiring in 2020. The valuation allowance at December 31, 2007 and 2006 eliminates the net deferred tax benefit due to the uncertainty that the tax benefits would ever be realized.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Combined and Consolidated Financial Statements

December 31, 2007 and 2006

5.	STOCKHOLDER LOANS

In April 2008, stockholders sought additional funding through loans from original investors. These loans would be short-term in nature and would be repaid in stock after the company becomes effective with the SEC. As of March 31, 2008 approximately $10,000 had been loaned to the company from stockholders.

6.	COMMITMENTS AND CONTINGENCIES

Land Option

In March 2007, the Entity entered into an agreement for an option to purchase approximately 60 acres of land as a viable site for their biodiesel plant. At inception of the agreement, a deposit of $1,000 was required. The option was extended in October 2007 for $5,000 for a six month period and again in April 2008 for $10,000, which expires on September 29, 2008. The total of any deposits paid will be applied to the purchase price of the land. The agreement provides for a purchase price of $6,000 per acre.

Plant Construction

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to approximate $53,250,000. The Company anticipates funding the development of the biodiesel plant by raising additional equity of $20,000,000 to $60,000,000 and possibly securing financing for up to $33,250,000. The amount of debt financing depends on the amount of equity raised in the Initial Public Distribution.

Consulting Contracts

In July 2007, the Company entered into a consulting agreement with Spartan Securities Group, Ltd. (Spartan) to provide professional services and opinions as to the market value of warrants that are to be issued during the formation of Gold Ribbon Bio Energy Holdings, Inc. Spartan is expected to review the proposed registration statement, the warrant agreement, and the initial calculation and analysis to determine the fair value of the warrants. In accordance with the agreement, the Entity agrees to issue Spartan 75,000 common shares and 1,000,000 common stock purchase warrants in consideration for Spartan’s efforts.

In July 2007, the Company entered into an agreement with Pebworth St. Ives, LLC. In accordance with this agreement, the Company agrees to cause Gold Ribbon Bio-Energy Holdings Inc. to issue 48,960 common shares as consideration for management advice relating to capitalization and warrant structuring to become a public company. As of December 31, 2007, professional fees relating to this agreement were recognized totaling $6,850.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

CONDENSED AND CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$11,820	$24,127
Prepaid expenses	10,625	10,000

Total current assets	22,445	34,127

Other Assets
Deferred offering costs	161,236	145,342
Land option	16,000	6,000

Total other assets	177,236	151,342

Total Assets	$199,681	$185,469

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$67,860	$26,217
Note payable - related party	10,000	—
Accrued liability	6,850	6,850

Total current liabilities	84,710	33,067

Stockholders’ Equity
Common stock	334,799	334,799
Deficit accumulated during the development stage	(219,828)	(182,397)

Total stockholders’ equity	114,971	152,402

Total Liabilities and Stockholders’ Equity	$199,681	$185,469

The accompanying notes are in integral part of these

unaudited condensed and combined financial statements.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	From Inception (September 12, 2005) to March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$—	$—	$—

Operating Expenses
Start-up expenses	—	4,704	7,493
Organizational expenses	1,818	25,980	70,753
Professional and consulting fees	35,369	8,094	138,832
General and administrative	244	15	2,770

Total operating expenses	37,431	38,793	219,848

Operating Loss	(37,431)	(38,793)	(219,848)

Other Income
Interest income	—	—	20

Total other income, net	—	—	20

Net loss	$(37,431)	$(38,793)	$(219,828)

Net Loss Per Share - basic and diluted
Common stock	$(0.00)	$(0.00)	$(0.04)

Class B common stock	$(0.00)	$(0.00)	$(0.04)

The accompanying notes are an integral part of these

unaudited condensed and combined financial statements.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Sedgwick, Kansas

CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31, 2008	Three Months Ended March 31, 2007	From Inception (September 12, 2005) to March 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net loss	$(37,431)	$(38,793)	$(219,828)
Adjustments to reconcile net loss to net cash used in operating activities
Change in assets and liabilities
Prepaid expenses and other current assets	(625)	14,359	(10,626)
Accounts payable and accrued expenses	23,246	(10,460)	53,511

Net cash used in operating activities	(14,810)	(34,894)	(176,943)

Cash Flows from Investing Activities
Purchase of land option	—	(1,000)	(6,000)

Net cash used in investing activities	—	(1,000)	(6,000)

Cash Flows from Financing Activities
Issuance of common stock	—	—	334,799
Note Payable	10,000	—	10,000
Cost of raising equity	(7,497)	(8,792)	(150,036)

Net cash provided by (used in) financing activities	2,503	(8,792)	194,763

Net increase (decrease) in cash and cash equivalents	(12,307)	(44,686)	11,820

Cash – Beginning of Period	24,127	205,202	—

Cash – End of Period	$11,820	$160,516	$11,820

Supplemental Disclosure of Noncash Financing Activities
Land option included in accounts payable	$10,000	$—	$10,000

Deferred offering costs included in accounts payable	$11,200	$14,400	$11,200

The accompanying notes are an integral part of these

unaudited condensed and combined financial statements.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed interim financials have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations. These financial statements and related notes should be read in conjunction with the financial statements and notes thereto included in the Company’s audited financial statements for the year ended December 31, 2007, contained in the Company’s Registration Statement on Form S-1, as amended.

In the opinion of management, the interim financial statements reflect all adjustments considered necessary for fair presentation. The adjustments made to these statements consist only of normal recurring adjustments. The results reported in these condensed interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

Principles of Consolidation

The combined and consolidated financial statements include the accounts of Gold Ribbon Bio Energy Holdings Inc. (the Corporation) and its subsidiary under common management, Gold Ribbon Bio Energy Co, as of January 2008, (formerly US Bio Energy Inc.) (the Company, collectively the “Entity”). All significant inter-company balances and transactions are eliminated in combination. The Corporation’s principal business activities are carried out through its affiliate as of March 31, 2008.

Nature of Business

The Company, which anticipates its plant location to be near Hesston, Kansas, was organized on September 12, 2005, to fund and construct a 40 million gallon biodiesel plant with distribution to blenders of fuels in the Wichita, Kansas, area, southwest United States, eastern United States, and the gulf states. In August 2007, the Company formed a Delaware Corporation, Gold Ribbon Bio Energy Holdings, Inc. (the Corporation) which is the sole shareholder of Gold Ribbon Bio Energy Co. (formerly U.S. Bio Energy, Inc.) (the Company) as of October 2007 (See Note 3). In addition, the Entity intends to produce and sell crude glycerin and polymers as co-products of biodiesel production. A date has not been determined for the start of construction. As of March 31, 2008, the Entity is in the development stage with its efforts principally devoted to organization, project feasibility, equity raising, and permitting activities.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

Fiscal Reporting Period

The Entity adopted a year ended December 31 for reporting financial operations.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

The Entity considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Entity maintains its account at one financial institution. At times throughout the year, the Entity’s cash balance may exceed amounts insured by the Federal Deposit Insurance Corporation.

Deferred Offering Costs

The Entity defers the cost incurred to raise equity financing until that financing occurs. At such time that the issuance of new equity occurs, these costs will be netted against the proceeds received; if the financing does not occur, the deferred offering costs are expensed.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements. Because the Entity is in the development stage, a valuation adjustment equal to the deferred tax benefit was recognized. Accordingly, no current or deferred tax expense is presented on the financial statements.

Earnings Per Share

The Entity has two classes of common stock, common stock and class B common stock. The class B common stock is considered a participating security requiring the use of the two-class method for the computation of basic earnings (loss) per share. The two-class computation method requires an adjustment for cash distributions paid for each class of common share, plus the amount of allocated undistributed earnings computed using the participation percentage of

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

each share class. Since the Entity incurred losses in 2008 and 2007 and did not pay any member distributions, no cash or stock distribution adjustments were warranted. Basic losses per share were computed using the two-class method for all periods presented. Prior to having two classes of common stock, the Entity had one class of common stock, class A common stock. Class A common stock was the original outstanding common stock of the Company and was exchanged for the two classes of common stock of the Corporation. For earnings per share purposes, common stock and class B common stock have been retroactively adjusted so that they are considered outstanding classes of stock for all periods presented.

The weighted average stockholders’ shares used in the computation of basic loss per share are as follows:

	2008	2007	From inception to March 31, 2008
Numerators:

Net loss	$(37,431)	$(38,793)	$(219,828)

Common stock undistributed losses	(36,918)	(38,262)	(216,817)
Class B undistributed losses	(513)	(531)	(3,011)

Total undistributed losses	$(37,431)	$(38,793)	$(219,828)

Denominators for basic loss per share:

Common stock weighted average shares	7,092,000	7,092,000	6,113,390
Class B weighted average shares	98,500	98,500	84,907

Net loss per share:

Common stock	$(0.00)	$(0.00)	$(0.04)
Class B common stock	$(0.00)	$(0.00)	$(0.04)

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted SFAS 157 as of January 1, 2008 except as noted below, and it did not have a material impact on its financial position and results of operations.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2, FSP 157-1 amends SFAS 157 to execute SFAS No. 13, “Accounting for Leases,” (SFAS 13) and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Company adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to nonrecurring nonfinancial assets and nonfinancial liabilities. The Company is currently evaluating the impact of SFAS 157 for nonfinancial assets and liabilities.

2. GOING CONCERN

The accompanying financial statements have been prepared assuming the Entity will continue as a going concern. As shown in the accompanying financial statements, the Entity incurred a net loss of approximately $37,000 during the three months ending March 31, 2008 and has incurred losses of approximately $220,000 since inception. As of March 31, 2008, the Company has a deficit in its working capital.

Although the Entity has secured interim financing as described in Note 4, the Entity’s ability to continue as a going concern is dependent on the success of generating cash from the Entity’s anticipated equity offering described in Note 3 and/or through raising additional capital and ultimately achieving the capital to proceed with the construction of the plant.

Because it is unclear whether the Entity will be successful in accomplishing these objectives, there is uncertainty about the Entity’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3. STOCKHOLDERS’ EQUITY

Founding Members

The Company was initially capitalized by contributions from its founding stockholders and additional seed capital investors. The founding stockholders contributed $6,108 in exchange for 700,000 shares of common stock and then contributed an additional $57,815 in February and July 2006, prior to the private placement memorandum.

Private Placement Memorandum

The Company issued a Private Placement Memorandum dated October 4, 2006 for the sale of 300,000 shares of stock. The stock was offered at a price of $1 per share. The maximum amount to be collected from the offering was $300,000. A potential investor was required to make a

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

minimum purchase of 15,000 shares at a cost of $15,000. In total, 285,000 shares were sold and issued at December 1, 2006 through this offering. The proceeds from this offering are for organization, permitting, and other development costs.

As of March 31, 2008, the Company had issued and outstanding 7,092,000 Common shares and 98,500 Class B Common shares held by 20 stockholders in consideration of total capital contributions of $348,923.

Formation of Holding Company and Reorganization

In August 2007, the Company formed a Delaware Corporation, Gold Ribbon Bio Energy Holdings, Inc. (the Corporation) which became the sole shareholder of Gold Ribbon Bio Energy Co (the Company) through an exchange of shares held by shareholders of the Company. The new holding company’s articles authorize 75,000,000 shares of stock, of which 64,500,000 shares shall be designated “common shares,” 500,000 shall be designated “Class B common shares,” and 10,000,000 shall be designated “Preferred shares.” The Corporation shall not sell or offer to sell any Class B common shares without the prior approval of the holders of a majority of the issued and outstanding Class B common shares.

In October 2007, the existing shareholders of the Company were issued stock in the new holding company in the ratio of 7.2 Common shares of the new holding company for each share of common stock in the Company and one Class B common Share in the new holding company for each 10 shares of common stock. As of March 31, 2008, owners of the Company hold 7,092,000 common shares and 98,500 Class B common shares in Gold Ribbon Bio Energy Holdings Inc. Common and Class B shares have equal rights and privileges except as described below.

Dividend Preferences

Dividends shall not be paid to Class B shares unless and until the Corporation has paid the holders of common shares a dividend of not less than $.05 per share during such year and provided that the dividend per share to the holders of common shares is at least equal to the amount of the dividend to the Class B shares during such year. The Corporation may pay dividends to holders of common shares in excess of dividend paid, or without paying dividends to holders of Class B shares. The dividend preference for common shares is not cumulative. Stock dividends on common and Class B stock shall be for the same class of stock as the dividend that is issued and will also be issued in equal amounts for each of these classes of stock.

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

Voting Privileges

Voting privileges are as follows: Each share shall be entitled to one vote. The common and preferred shareholders, if any, are entitled to elect 25% of the directors of the Corporation. The Class B shareholders are entitled to elect the remaining directors.

Initial Public Distribution

In February 2008, The Entity filed Form S-1 Registration Statement with the Securities and Exchange Commission (SEC) relating to the registration of 3,735,760 common shares and 1,000,000 warrants held by its shareholders for resale from time to time in addition to the 750,000 common shares and 2,986,000 warrants of the Initial Public Distribution, as described below.

In June 2006, the Company entered into a proposed agreement with Monogenesis Corporation (Monogenesis) to issue shares and warrants to Monogenesis, including those intended to be distributed to shareholders of Monogenesis, as part of the Entity’s equity financing plan. In accordance with this proposed agreement, the Company agreed to pay Monogenesis a monthly $7,135 processing fee, plus fees for other services, including legal fees incurred for Monogenesis’ compliance with the Investment Company Act of 1940. This processing fee is to be paid until eight months transpire or the effective date of the Initial Public Distribution. At March 31, 2008 payments to Monogenesis totaled $116,280, of which $59,200 is for reimbursement of fees related to compliance offering expenses and $57,080 for the processing fee. In addition, if the Initial Public Distribution is completed, Monogenesis Corporation will receive approximately 150,000 shares of common stock.

Monogenesis then proposed a Stock Purchase Agreement to the Company and the Corporation (Gold Ribbon) which will become executed concurrently with the registration statement becoming effective with the United Stated Securities and Exchange Commission (SEC). In the registration, Monogenesis will purchase, and Gold Ribbon will issue to Monogenesis, 750,000 of its Common shares at a purchase price of $0.01 per share together with 2,986,000 Warrants at a purchase price of $0.001 per warrant.

Monogenesis then proposes to distribute, (Initial Public Distribution) as a dividend, to its approximately 1,000 institutional investors 200 Common Shares and 1,000 warrants for each share of the 2,986 shares of Monogenesis shares outstanding. Monogenesis will retain 152,800 common shares. The warrants would allow each of these investors an opportunity to invest up to $1,000,000 in 200,000 common shares per every one Monogenesis share held.

Each warrant is to contain the option to purchase 200 common shares with an offering price of $5.00 per share and a warrant exercise price of $1,000. The warrants will be exercisable for

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

approximately seven months following the effective date of the registration with the SEC. The goal of this plan of financing is to raise $20,000,000 to $60,000,000 in additional equity from the warrant holders for plant construction.

This plan also allows Equity Financial Resources Inc. to buy 210,000 common shares for $2,100, allows a financial public relations firm to purchase 37,500 shares for $375, and allows a broker/dealer to purchase 75,000 Common Shares and 1,000,000 warrants for $1,750.

4. NOTE PAYABLE

In March 2008, stockholders sought additional funding through loans from original investors. These loans are short-term in nature and would be repaid in stock after the company’s S-1 filing becomes effective with the Securities and Exchange Commission (SEC). As of March 31, 2008, $10,000 had been loaned to the company from stockholders.

5. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, we adopted Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (SFAS 157), as it applies to our financial instruments, and Statement of Financial Accounting Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 157 defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. SFAS 159 permits companies to irrevocably choose to measure certain financial instruments and other items at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities.

Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. SFAS 157 establishes a hierarchy in determining the fair value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. SFAS 157 requires the utilization of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in our Consolidated Balance Sheets, we have elected not to record any

Gold Ribbon Bio Energy Holdings, Inc. and Subsidiary

(Development Stage Companies)

Notes to Unaudited Condensed Combined and Consolidated Financial Statements

March 31, 2008 and March 31, 2007

other assets or liabilities at fair value, as permitted by SFAS 159. No events occurred during the first quarter 2008 which would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

The Company has no assets and liabilities measured at fair value on a recurring basis that would require disclosure under this pronouncement.

6. COMMITMENTS AND CONTINGENCIES

Land Option

In March 2007, the Company entered into an agreement for an option to purchase approximately 60 acres of land as a viable site for their biodiesel plant. At inception of the agreement, a deposit of $1,000 was required. The option was extended in October 2007 for $5,000 for a six month period and again in April 2008 for $10,000, which expires on September 29, 2008. The total of any deposits paid will be applied to the purchase price of the land. The agreement provides for a purchase price of $6,000 per acre.

Plant Construction

The total cost of the project, including the construction of the biodiesel plant and start-up expenses, is expected to approximate $53,250,000. The Company anticipates funding the development of the biodiesel plant by raising additional equity of $20,000,000 to $60,000,000 and possibly securing financing for up to $45,000,000. The amount of debt financing depends on the amount of equity raised in the Initial Public Distribution.

Consulting Contracts

In July 2007, the Entity entered into a consulting agreement with Spartan Securities Group, Ltd. (Spartan) to provide professional services and opinions as to the market value of warrants that are to be issued during the formation of Gold Ribbon Bio Energy Holdings, Inc. Spartan is expected to review the proposed registration statement, the warrant agreement, and the initial calculation and analysis to determine the fair value of the warrants. In accordance with the agreement, the Entity agrees to issue Spartan 75,000 common shares and 1,000,000 common stock purchase warrants in consideration for Spartan’s efforts.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this prospectus. Any information or representation which is not included in the prospectus should not be relied upon and is not authorized by the issuer. The delivery of this prospectus at any time does not imply that the information in the prospectus is correct at any time subsequent to its date of issue. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities.

4,332,960 Common Shares

and

3,986,000 Common Stock Purchase

Warrants

of

Gold Ribbon Bio Energy Holdings Inc.

PROSPECTUS

                 , 2008

Until                                         , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee	$2,358
Legal fees and expenses	115,000
Accounting fees and expenses	55,000
Printing expenses	30,000
Transfer Agent fees	5,000
Other underwriting fees	192,780

Total	$400,138

All of the above items except the registration fee are estimates.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Gold Ribbon Bio Energy Holdings Inc. has provisions in its Certificate of Incorporation which limit its directors’ monetary liability to it or its shareholders except: (a) for any breach of the director’s duty of loyalty to Gold Ribbon or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing and culpable violation of law; (c) for acts or omissions that a director believes to be contrary to the best interests of Gold Ribbon or its shareholders or that involve the absence of good faith on the part of the director; (d) for unlawful payment of dividends or making of a distribution or unlawful repurchase or redemption of its own stock; (e) for any transaction from which the director derived an improper personal benefit; (f) for acts or omissions that show a reckless disregard for the director’s duty to Gold Ribbon or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his duties of a risk of serious injury to Gold Ribbon or its shareholders; or (g) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to Gold Ribbon or its shareholders.

Gold Ribbon is required to indemnify its officers and directors for any liability incurred by them in their capacity as such except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty or for which the exclusive of personal liability of directors for monetary damages described above is not available.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

The Registrant issued 7,092,000 Common Shares and 98,500 Class B Common Shares to the shareholders of Gold Ribbon Bio Energy Co. in exchange for all of the issued and outstanding stock of Gold Ribbon Bio Energy Co. on October 10, 2007. Gold Ribbon claimed exemption from registration of these securities under Section 4(2) of the Securities Act of 1933. These shares were issued in connection with a reorganization in a share for share exchange. The holders of the shares, other than the founders who prepared the disclosure, received a Private Placement Memorandum in accordance with Rule 505 of Regulation D in connection with their purchase of shares in Gold Ribbon Bio Energy Co. (the Operating Company) which also described the share exchange pursuant to which Gold Ribbon Holdings became the sole shareholder of the Operating Company.

Of the 7,092,000 Common Shares and 98,500 Class B Common Shares issued to shareholders of Gold Ribbon Bio Energy Holdings Inc. on October 10, 2007, 3,582,960 Common Shares (in addition to the 750,000 Common Shares sold to Monogenesis on the effective date of this registration statement for $7,500 with no underlying discounts or commissions some of which will be dividend distributed) will be registered under this Registration Statement. The remaining securities issued will bear a restrictive legend.

The Company has entered into agreements with three entities, Spartan Securities Group, Ltd., Pebworth St. Ives, Inc. and Shareholder Relations, to provide services to the Company. Spartan Securities Group, Ltd. is to receive 75,000 Common Shares and 1,000,000 Common Stock Purchase Warrants; Pebworth St. Ives, Inc. is to receive 48,960 Common Shares; and Shareholder Relations is to receive 39,000 Common Shares. The Company is committed to provide the shares, however the issuance is contingent on the registration statement becoming effective, therefore the issuance date will be the effective date of the registration statement. The Company claims exemption from registration of these securities pursuant to 4(2) of the Securities Act of 1933. The purchasers are all entities in the securities industry and are sophisticated investors. Any information requested by them was provided.

Four shareholders have loaned the Company money – Timothy R. Schwab, $30,000 on April 9, 2008; William E. Sutton, $10,000 on March 21, 2008; Michael K. Porterfield, $5,000 on April 1, 2009; and Richard L. Hageman, $3,000 on April 10, 2008. The lenders have agreed to accept Common Shares of the Company in satisfaction of the loans at a rate of 10 shares for each $1 loaned resulting in an issuance of 480,000 Common Shares. The shares issued will bear a restriction limiting transfer. The Company claims exemption from registration of these securities pursuant to 4(2) of the Securities Act. The purchasers are all currently shareholders and have had access to information regarding the Company.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Description
1.1	Form of Underwriting Agreement - Stock Purchase Agreement and Plan of Reorganization*

3.1	Certificate of Incorporation of Gold Ribbon Bio Energy Holdings Inc.*

3.3	Bylaws of Gold Ribbon Bio Energy Holdings Inc.*

4.1	Warrant Agreement Between Gold Ribbon Bio Energy Holdings Inc. and Registrar and Transfer Company*

4.2	Specimen Warrant Certificate+

4.3	Specimen Common Share Certificate+

5.1	Opinion of Counsel +

10.1	Option to Purchase Agreement, dated March 29, 2007, by and between U.S. Bio Energy, Inc. (now Gold Ribbon Bio Energy Co.) and Warren K Wiggers, Trustee of the Arvilla Mae Wiggers Trust, Warren K. Wiggers, Trustee of the Orville E. Wiggers Trust, Herby Wiggers, Trustee of the Herby Wenger Family Living Trust, and Lois Breckner, Trustee of the Velma I. Wenger Revocable Trust, regarding approximately 60 acres near Hesston, Kansas*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Boulay, Heutmaker, Zibell & Co., Independent Public Accountants+

23.2	Consent of Counsel - See Exhibit 5.1+

23.3	Consent of Ascendant Partners+

*	previously filed
+	filed herewith

ITEM 17.	UNDERTAKINGS.

(a) Rule 415 Offering. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material changes to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Sedgwick, Kansas on June 27, 2008.

Gold Ribbon Bio Energy Holdings Inc.

Dated: June 27, 2008	By:	/s/ Timothy R. Schwab
Timothy R. Schwab, President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date

/s/ Timothy R. Schwab
Timothy R. Schwab	Principle Executive Officer, Director	June 27, 2008

/s/ Richard L. Hageman
Richard L. Hageman	Principle Financial and Accounting Officer, Director	June 27, 2008

/s/ Buckley E. Thompson
Buckley E. Thompson	Director	June 27, 2008

/s/ Larry G. Jacob
Larry G. Jacob	Director	June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement - Stock Purchase Agreement and Plan of Reorganization*

3.1	Certificate of Incorporation of Gold Ribbon Bio Energy Holdings Inc.*

3.3	Bylaws of Gold Ribbon Bio Energy Holdings Inc.*

4.1	Warrant Agreement Between Gold Ribbon Bio Energy Holdings Inc. and Registrar and Transfer Company*

4.2	Specimen Warrant Certificate+

4.3	Specimen Common Share Certificate+

5.1	Opinion of Counsel+

10.1	Option to Purchase Agreement, dated March 29, 2007, by and between U.S. Bio Energy, Inc. (now Gold Ribbon Bio Energy Co.) and Warren K Wiggers, Trustee of the Arvilla Mae Wiggers Trust, Warren K. Wiggers, Trustee of the Orville E. Wiggers Trust, Herby Wiggers, Trustee of the Herby Wenger Family Living Trust, and Lois Breckner, Trustee of the Velma I. Wenger Revocable Trust, regarding approximately 60 acres near Hesston, Kansas*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Boulay, Heutmaker, Zibell & Co., Independent Public Accountants+

23.2	Consent of Counsel - See Exhibit 5.1+

23.3	Consent of Ascendant Partners+

*	previously filed
+	filed herewith